Confidential Draft Submission No. 1 submitted to the U.S. Securities and Exchange Commission on May 12, 2022. This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RVeloCITY, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	47-3952203
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2801 E. Camelback Road, Suite 200

Phoenix, Arizona 85016

1-888-399-9505

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul Kacir

Chief Executive Officer

RVeloCITY, Inc., dba RVnGO

2801 E. Camelback Road, Suite 200

Phoenix, Arizona 85016

1-888-399-9505

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Serge Pavluk, Esq. Kevin Zen, Esq. Snell & Wilmer L.L.P. 350 South Grand Avenue, 31st Floor Los Angeles, CA 90071 (213) 929-2500	Peter Campitiello, Esq. McCarter & English, LLP Two Tower Center Boulevard, 24th Floor East Brunswick, NJ 08816 (732) 867-9741

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act: ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED           , 2022

PRELIMINARY PROSPECTUS

              Shares

Class A Common Stock

We are offering             shares of our Class A common stock, par value $0.0001 per share. This is our initial public offering and no public market currently exists for shares of our Class A common stock. We anticipate that the initial public offering price will be between $          and $          per share of our Class A common stock. We intend to apply to have our Class A common stock listed on The Nasdaq Capital Market under the symbol “[RVGO]”.

We believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on Nasdaq. We cannot guarantee that we will be successful in listing our common stock on NASDAQ. If our common stock is not approved for listing on the NASDAQ Capital Market, we will not consummate this offering.

We have two classes of common stock: Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote.

Each share of Class B common stock is entitled, prior to the closing of this offering, to one vote for each share held and, following the closing of this offering, to 10 votes for each share held on all matters submitted to a vote of stockholders. Paul Kacir and Gerald F. Hayden Jr. hold approximately 90.3% of the shares of our outstanding Class B common stock.

Upon the closing of this offering, our directors, officers, and principal stockholders will own (i)         shares of our Class A common stock and (ii) 8,100,000 shares of our Class B common stock, representing 90.3% of the issued and outstanding shares of our Class B common stock, which together will represent approximately         % of the combined voting power of both classes of our common stock outstanding immediately after this offering (or approximately           % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Upon the closing of this offering, we will be a “controlled company” as defined under the corporate governance rules of The Nasdaq Stock Market LLC (“Nasdaq”). However, we do not currently expect to rely upon the “controlled company” exemptions. See “Principal Stockholders.”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying our Class A common stock.

		Per Share		Total
Initial public offering price	$		$
Underwriting discounts and commissions(1)	$		$
Proceeds, before expenses, to us	$		$

(1)	See “Underwriting” for additional information regarding compensation payable to the underwriters.

The offering is being underwritten on a firm commitment basis. We have granted a 45-day option to the underwriters to purchase up to          additional shares of Class A common stock solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $         , and the total proceeds to us, before expenses, will be $          .

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about        , 2022.

Boustead Securities, LLC

The date of this prospectus is          , 2022.

RVnGO

RVnGO
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Find your RVnGO today!
Where does your adventure begin?
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Only "Book Now" RVs
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No fees means we have the lowest prices, and that we're able to bring more people together!
CLASS A
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TOY HAULER
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How It Works
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Chat with RVnGO Support.
Reservation/Listing help.
1
Find your RV
Pick your destination and search for nearby RVs for rent.
2
Book your RV
Send the RV host an inquiry or use our Book Now feature on select RVs on the dates that work for you.
3
Start Your Adventure
Work with owner to schedule a pick-up or delivery time. Hit the road and enjoy the guarantee of 24/7 roadside assistance.
4
Return
When your vacation sadly comes to an end, return the RV back in the same condition you picked it up.

ME1 39658553v.1

6:37
RVnGO
Find your RVnGO today!
Where does your adventure begin?
Start Date
End Date
Only "Book Now" RVs
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We care about you, that's why all rentals include our $1 million liability insurance!
CLASS A
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CLASS C
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TOY
How It Works
Rent An RV
List My RV

RVnGO.com
PERSON2PERSON RV RENTALS

RVnGO.com
PERSON2PERSON RV RENTALS

6:37
RVnGO
2020 Tiffin Wayfarer
in Chandler, AZ
read 1 reviews
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Wayfarer

6:37
RVnGO
Invoice
Reservation + $1,325.00
Host Services + $95.00
RVnGO Services + $565.29
Sales Tax (8.30%) $117.86
Total $2,103.15
Deposit Terms
Booking Deposit (required to book) $618.23
Security Deposit (due by check-in) $600.00
Balance Due (due by 04/12) $1,484.92
Other Charges That May Apply
Mileage (50 included a day) $0.55 per extra mile
Generator Charge (4 hours included a day) $5.00 per extra hr.
Deductible paid by Guest (per incident) $2,500
2020 Tiffin Wayfarer
in Chandler, AZ

RVnGO.com
PERSON2PERSON RV RENTALS

Through and including           , 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering and the possession and distribution of this prospectus outside of the United States.

i

INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions, and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies, and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

Domains, TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own or have rights to use a number of domain names, registered and common law trademarks, service marks and/or trade names in connection with our business in the United States and/or in certain foreign jurisdictions.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

We have a trademark for the name RVnGO® and, among others, pending applications for the names Peerage Insurance™, and person-to-person RV rentals™. We have registered domain names for, among others, www.RVnGO.com and www.PeerageInsurance.com, including subdomains and similar domain names.

FINANCIAL STATEMENT PRESENTATION

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A common stock and should carefully consider, among other things, our financial statements and the related notes and the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” included elsewhere in this prospectus. Unless the context requires otherwise, references in this prospectus to the “Company,” “RVnGO,” “we,” “us” and “our” refer to RVeloCITY, Inc., a Delaware corporation.

Overview

We believe in bringing people together and we are doing it with a free person-to-person software platform for recreational vehicle rentals.

We believe in bringing people closer together and we are doing it with a free peer-to-peer (or person-to-person) marketplace, and an “Insurtech” solution for recreational vehicle (“RV”) rentals, similar to Airbnb, but for RVs. Basically, we are building a specialty RV company through a unique and differentiated channel to market with a view to becoming a specialty RV insurance company in the future. Our features include:

●	A free peer-to-peer platform with no listing or hosting fees.
●	A complete business solution for an RV rental business, whether you have a fleet of one or 100 RVs.
●	Compelling value-added services, like RV rental insurance, which is required for every transaction.
●	A platform that is expanding rapidly with 73% growth in gross bookings* and 171% growth in revenue in fiscal year 2021 over the same period in fiscal year 2020, even with the positive demand effects of the COVID-19 pandemic having waned. In fiscal year 2020, our gross bookings grew more than sixteen-fold, and our revenue grew more than four-fold, from fiscal year 2019, primarily due to the positive effects of the COVID-19 pandemic on the demand for RV rentals.

* Gross bookings represents the dollar value of bookings on our platform in a period and is inclusive of Host earnings, service fees, cleaning fees, and taxes, net of cancellations and alterations that occurred during that period.

We conduct our business through our website www.RVnGO.com. We provide the software and access to customers desired by people who want to rent out their RVs, who we designate as “Hosts.” We also make it easy for people who want to rent RVs, who we designate as “Guests,” to find exactly what they are looking for and book the RV as easily as they would any other rental vehicle. We then provide peace-of-mind to both our Hosts and Guests by providing insurance on every rental transaction, and other optional add-ons such as 24/7 roadside assistance.

2

A screenshot of the top of our home page is below:

RVnGO

$ list my rv · search · log in · sign up · help

Find your RVnGO today!
Where does your adventure begin?
Start Date
End Date
Only "Book Now" RVs
Search RVs
No fees means we have the lowest prices, and that we're able to bring more people together!
CLASS A
CLASS B
CLASS C
FIFTH WHEEL
TOY HAULER
CAMPER TRAILER
POP UP CAMPER
CAMPERVAN

How It Works

Rent An RV | List My RV

Chat with RVnGO Support.
Reservation/Listing help.

1

Find your RV

Pick your destination and search for nearby RVs for rent.

2

Book your RV

Send the RV host an inquiry or use our Book Now feature on select RVs on the dates that work for you.

3

Start Your Adventure

Work with owner to schedule a pick-up or delivery time. Hit the road and enjoy the guarantee of 24/7 roadside assistance.

4

Return

When your vacation sadly comes to an end, return the RV back in the same condition you picked it up.

The Problem: There is massive demand to rent RVs, but there is an acute shortage of RVs for rent because of off-season carrying costs—namely expensive commercial insurance policies with monthly premiums paid by the Host that are required to rent out an RV. The over-demand for RVs has become more acute with the positive effects of COVID-19 on the demand to rent RVs. Aside from 2020, 2021 was the most popular year for searching the term ‘RV rental,’ according to Google Search Console, which we believe is one proxy showing the relative demand for RV rentals. The industry is highly fragmented, and it is hard for the estimated 2,500 small fleet owners (with an average of 20-25 units each) to reach customers without going through aggregator sites that charge as much as 30% in fees per transaction.

Our Solution: We created a complete business platform including listing, lead generation, eCommerce solution, booking calendar, customer management and fleet management tools. We give the small business operator the software and access to markets and customers they need to run their RV rental business, and we made it all free to the Host. We also flipped the economics by removing the need for Hosts to carry commercial RV rental insurance with monthly premiums ( the Host just needs regular RV insurance for personal use when the RV is not being rented), having the Guest pay for the needed insurance with a nightly rental insurance fee instead.

Market Opportunity – RVing and Camping More Popular Than Ever:

●	Before the COVID-19 pandemic, based on our own estimates and our sources in the United States RV rental industry, we estimated there was demand for up to $35 billion annually in RV rental transactions, swamping the then-existing 200,000-unit fleet that met only $5 billion of that demand annually.

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●	Currently, there are between one to ten million searches every month for the keyword ‘RV rental’ and closely related keywords according to Google keyword search trends (www.trends.google.com) over the last twelve months.
●	Management believes that no one in the current market processes more than 5% of RV rental transactions directly or indirectly. The largest fleet operator is Cruise America, with an estimated 5,000 units.
●	The United States is estimated to represent about half of the market worldwide for RVs.
●	In a 2021 study conducted by Ipsos for The National RV Dealers Association (“RVDA”) and GoRVing, trends in RVing, including general interest and purchase intentions, particularly from more youthful demographics such as Millennials and more traditional demographic groups associated with RVing, provide a positive long-term outlook for the RV industry.
●	A 2021 study conducted by Trips To Discover found that RV prices have increased by 50% over the past decade, leading to an 80% increase in RV rentals.
●	The latest KOA Research Report indicates that 38 percent of campers who have not traveled for a year or more plan to take at least one camping trip in 2022 despite higher fuel costs.

Management believes all these trends combine to provide a robust and positive backdrop for the continued growth of the RV industry, including RV rentals and the services provided by the Company.

Technology/ Product/ Service – A Complete Business Solution with Transformational Economics:

●	RVnGO has created a complete and custom business solution, including a Listing Platform, Transaction Lead Generation, Booking Engine, Fleet Calendar and Customer and Fleet Management Tools, coupled with a specialized insurance product providing required coverage for RV rentals, and we made it all free to the Host, with the Guest paying the nightly insurance fee and a 3% processing fee.
●	We created a specialized insurance product designed to change the economics of renting RVs, moving from monthly premiums paid by Hosts to nightly fees paid by Guests.
●	The brokered insurance product is underwritten by a carrier licensed to provide automobile liability insurance for RVs in the United States for travel throughout the United States and Canada, and we process and administer the product through our RVnGO platform.
●	We believe the nightly insurance product is compelling in its own right, with Hosts and Guests being able to purchase our RV rental insurance for transactions originated elsewhere, and about 50% of our transactions in the summer of 2021 were insurance only, where the Host and Guest originated the transaction directly, or on Facebook or Craigslist, or even competing platforms with finders’ fees, and then came to RVnGO to book insurance for the transaction.
●	We believe the transformational economics of our free platform and nightly insurance product has implications well beyond the RV industry.

Competitive Landscape – Fragmented Market:

Main Competitors: Our main competition is other listing sites for RV rentals in the United States, including Outdoorsy and RVShare. We believe in bringing people together by making it easy for Guests to find Hosts (regardless of whether the Host has one RV or a thousand for rent) and to fix the inefficiencies in the marketplace by making it as easy and inexpensive as possible. And unlike our competitors, we do not put up barriers to bringing together Hosts and potential Guests by charging a listing or hosting fee.

We do not consider Hosts who rent out their RVs, whether they have one RV or a fleet in the dozens or thousands of RVs, to be our competitors. Instead, they are our customers, and we are their channel to the marketplace for RV rentals. We have thousands of individuals renting their RVs on RVnGO, and we also have more than 350 fleet operators (we define a fleet operator as anyone that lists more than one RV for rent). By industry estimates and our own experience, the average fleet operator has 20-25 units, and we estimate there are approximately three fleets in the United States with more than 1,000 units. Significantly, two of those three large fleets list their RVs on RVnGO, and we are not aware that any of those three large fleets are listed on a competitor’s listing service.

Competitive Advantage: Our competitors offer third-party insurance products, and in effect create two profit-centers. None of our competitors offer a free person-to-person platform like RVnGO, and instead our competitors charge fees for using their platform, which can amount to up to 30% of the transaction cost. By cutting out middlemen, we have achieved pricing power, and as a result we believe the same transaction processed through RVnGO is significantly less expensive than on competing platforms. In addition, RVnGO offers brokered auto liability insurance through our brokered underwriter at Crum & Forster with $1 million in coverage, and we self-insure property damage coverage to the RV itself for direct physical loss or damage to a Host’s covered property caused by Guests during a confirmed booking and when the Host and Guest are unable to resolve the dispute up to the lower of replacement value or $200,000.

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Team with a Track Record of Success:

●	Paul Kacir is the Founder & Chief Executive Officer, with a background in economics, corporate law and holding a Master of Business Administration, he led First Solar (NASDAQ: FSLR) as VP & General Counsel through its initial public offering and is now leading the transformation of RV person-to-person marketplaces.
●	We have a qualified senior team supporting our marketplace disruptions, including Gerald F. Hayden Jr., Secretary, Chief Risk Officer and General Counsel, who was previously a Corporate Partner at Dentons, an international law firm; Bryan Kleinlein our Chief Financial Officer who was formerly the Treasurer and assistant Chief Financial Officer at Best Western; Richard Saling, our Chief Marketing Officer, and Jennifer Martinez, our Chief Revenue Officer, both having more than 15 years’ experience in their respective fields. As of our fiscal year end on November 30, 2021, we had 19 full-time employees headquartered in Phoenix, AZ.
●	The independent director nominees to our Board of Directors are: [ ]; Rick Wilcox, Principal of Point North Advisors, LLC and with a Bachelor of Science degree in Civil Engineering and a Bachelor of Science degree in Land Surveying both from the Michigan Technological University; Frederick W. Weidinger, the Founder and Chief Executive officer of Robotic Vision Technologies, Inc., a provider of vision systems for manufacturing robots, and with a finance degree from University of Nebraska and a law degree and a Master of Business Administration from Creighton University.

RVnGO Milestones:

●	Summer 2018: Minimum viable product launched and first dollar of revenue.
●	Summer 2019: RVnGO closed a Seed Equity Round that funded our start-up growth.
●	January 2020: Reached 4,000 active listings, including the second largest RV fleet operator in the United States (El Monte).
●	Summer 2020: Closed an equity round of financing that funded continued growth; organic traffic doubled monthly with the increased interest in RVing, largely due to the COVID-19 pandemic.
●	October 2020: Added the ability for RV owners to list new and used RVs for sale. The feature is free and brings people together to buy and sell RVs. It allows Hosts to rent while they wait to sell, the unique ability for Guests to find RVs they can try before they buy, or rent to own, and it fits our Hosts’ business models because they often both sell and rent RVs, and often wish to offer the same RV for sale or rent.
●	End of Fiscal Year 2020: Finished the fiscal year with 1,594% growth in gross bookings from the prior year. RVnGO won the top prize in the Arizona Innovation Challenge run by the Arizona Corporate Authority recognizing Arizona’s most innovative, fastest growing and most promising companies, beating out more than 400 other entrants.
●	February 2021: Third largest fleet operator in America began listing on the platform (Road Bear), and RVnGO surpassed 200 fleet operators and 900 individual Hosts.
●	April 2021: Growth continued for RVnGO during the traditionally slower off-season, reaching 45,000 monthly organic users as measured by Ahrefs.com.
●	September 2021: Reached 185,000 monthly organic users as measured by Ahrefs.com.
●	End of Fiscal Year 2021: Surpassed 26,000 registered users including 1,900 Hosts and 350 fleet operators on the platform. We had 73% growth in gross bookings and 171% growth in revenue over the same period last year.

Recent Transactions

Corporate Reorganization

On April 5, 2022, we completed a statutory conversion to change the Company’s corporate domicile from Arizona to Delaware, which conversion also entailed the replacement of the Company’s Series A common stock and Series B common stock with Class A common stock and Class B common stock of the post-conversion Delaware corporation (with each outstanding share of Series A common stock at the time of conversion being converted into one share of Class A common stock of the Delaware corporation, and each outstanding share of Series B common stock at the time of conversion being converted into one share of Class B common stock of the Delaware corporation) and the adoption of new rights, preferences and privileges of such Class A common stock and Class B common stock (the “Corporate Reorganization”). The Corporate Reorganization was intended to better position the Company for this initial public offering and listing of the Class A common stock for trading on the Nasdaq Capital Market.

Convertible Notes Offerings

Between January 8, 2022 and February 28, 2022, we entered into, issued, and sold convertible promissory notes to certain investors in the aggregate principal amount of $1.755 million (the “Convertible Notes”). The Convertible Notes have an annual interest rate of 6% and mature after three years. Upon the closing of this offering, the outstanding principal and accrued interest under the Convertible Notes will automatically (and without any action on the part of the note holders) be converted into shares of our Class A common stock at a conversion price equal to 60% of the initial public offering price of our Class A common stock. The Convertible Notes will also automatically convert if, prior to the maturity date of such notes and prior to the closing of this offering, the Company undergoes a change of control, reverse merger, or merger with a special purpose acquisition company (SPAC), at a conversion price equal to 60% of the aggregate consideration in any such transaction, divided by the total number of outstanding shares of the acquiror resulting from such transaction. The outstanding principal and accrued interest under the Convertible Notes may also be converted at any time at the option of each note holder into our Class A common stock at a price equal to the price per share determined by dividing $50 million by the total number of outstanding shares of Class A common stock and Class B common stock. In the event neither this offering nor any other liquidity event is consummated within twelve months of the issue date of the Convertible Notes, we may elect either to (a) repay the Convertible Notes in whole or in part (subject to the conversion rights of the note holders), or (b) if we do not repay the Convertible Notes, the unpaid principal amount of the Convertible Notes will automatically increase to 110% of the outstanding principal amount. We may also elect to prepay the Convertible Note at any time after March 31, 2022 upon 20 business days’ prior written notice to the note holders.

5

Series A Common Stock Offering

Between March 2021 and October 2021, we sold 5,914,500 shares of our Series A common stock of our pre-conversion Arizona corporation to certain investors in an unregistered private placement offering, at a price per share equal to $0.40 per share for the first tranche and $0.50 per share for the balance, for an aggregate purchase price of approximately $2,781,000.

Series B Common Stock Exchange Offer

On March 15, 2022, we made an offer to substantially all holders of our Series B common stock (other than Paul Kacir and Gerald F. Hayden Jr.), to exchange all or a portion of their shares of Series B common stock for shares of our Series A common stock on a one-for-one basis (the “Exchange Offer”). Pursuant to the Exchange Offer, an aggregate of 4,611,767 shares of Series B common stock was exchanged for 4,611,767 shares of Series A common stock. The principal purpose of the Exchange Offer was to ensure that the special voting rights that will apply to the Class B common stock commencing upon the closing of this offering would apply only to Paul Kacir and a limited number of other Company insiders, so that those persons could control the direction of the Company during its growth phase and help prevent any potential hostile, third party takeover bids that would be subject to a shareholder vote. In addition, as the Class B common stock does not have the right to receive dividends (subject to certain limited exceptions), the Company wanted to allow shareholders to obtain the full economic benefit of their prior investments in the Company and exchange their Series B common stock for Series A common stock in advance of the effective time of our conversion to a Delaware corporation, so that such shareholders would receive shares of Class A common stock of the Delaware corporation, which shares in turn would be entitled to dividends, if any, as and when declared by the board of directors.

Summary Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us to be unable to successfully execute all or part of our strategy, and if any of them actually occurs, our business, prospects, operating results and/or financial condition could suffer materially, the trading price of our Class A common stock could decline and you could lose all or part of your investment. Some of the most significant challenges and risks include the following:

●	Our business is both cyclical and seasonal and subject to fluctuations in net income.
●	Our business may be sensitive to economic conditions, including those that impact consumer spending.
●	The RV industry is concentrated in the United States and Canada and is not geographically diversified globally.

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●	If we fail to retain existing Hosts or add new Hosts, or if Hosts fail to provide high-quality inventory, our business, results of operations, and financial condition would be materially adversely affected.
●	If we fail to retain existing Guests or add new Guests, our business, results of operations, and financial condition would be materially adversely affected.
●	The business and industry in which we participate are highly competitive, and we may be unable to compete successfully with our current or future competitors.
●	We are dependent on a single carrier to provide automobile liability coverage for RVs.
●	Our plan to become a fully admitted auto-liability carrier may take longer than planned, be more expensive than planned, or may not be achieved at all.
●	The coverage afforded under our insurance policies may be inadequate for the needs of our business or our third-party insurers may be unable or unwilling to meet our coverage requirements, which could materially adversely affect our business, results of operations, and financial condition.
●	The ongoing and prolonged COVID-19 pandemic has impacted our operations and results of operations and has had, and may continue to have, a material adverse effect on our business, growth prospects, financial condition, results of operations and/or cash flows.
●	We are reliant on the retention of certain key personnel and the hiring of strategically valuable personnel, and we may lose or be unable to hire one or more of such personnel.
●	The success of our business relies heavily on our marketing and branding efforts, and these efforts may not be successful.
●	Our business partners may be unable to honor their obligations to us or their actions may put us at risk.
●	Because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us, one of our businesses, or our key personnel could adversely affect our business.
●	We have incurred significant losses since our inception, and we may continue to experience losses in the future.
●	Our limited operating history makes it difficult to evaluate our current business and future prospects, and we may not be able to effectively grow our business or implement our business strategies, which could have a material adverse effect on our business.
●	There is substantial doubt about our ability to continue as a going concern.
●	Following this offering, we may require additional capital to meet our financial obligations and to support our business growth, and this capital might not be available on acceptable terms or at all.
●	We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced disclosure requirements applicable to us will make our Class A common stock less attractive to investors.
●	The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.
●	Our directors, officers and principal stockholders control the direction of our business, and their ownership of our Class A common stock and Class B common stock will prevent you and other stockholders from influencing significant decisions.

Corporate Information

RVeloCITY, Inc., dba RVnGO was founded in Arizona on April 30, 2015, under number 2002188-5. Our principal executive offices are located at 2801 E. Camelback Road, Suite 200, Phoenix, Arizona 85016, and our telephone number is 1-888-399-9505. Our fiscal year-end is November 30. On April 5, 2022, the Company converted to a Delaware corporation. Our principal corporate website address is www.rvngo.com. Our principal corporate website and other websites referred to in this prospectus, and the information contained therein or connected thereto, shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

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Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” (an “EGC”), as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), under the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). As an EGC, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to larger, non-EGC public companies. As an EGC, among other things, we are eligible to:

●	provide only 2 years of audited financial statements and only 2 years of related management’s discussion and analysis of financial condition and results of operations disclosure;

●	provide reduced disclosures regarding executive compensation under Item 402 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

●	not seek non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	not obtain from our auditor attestations regarding our assessment of the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (“SOX”).

The JOBS Act also permits EGCs, like us, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to take advantage of this provision and, as a result, we will not be required to comply with new or revised accounting standards until those standards would otherwise apply to private companies.

Under the JOBS Act, we are permitted to take advantage of the SEC’s EGC disclosure exemptions until the end of the fiscal year in which the 5th anniversary of this offering occurs, or such earlier time that we no longer qualify as an EGC. After such period, we would cease to qualify as an EGC if we attain $1.07 billion or more in annual revenues, become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, or issue more than $1.0 billion of non-convertible debt securities over a 3-year period. From time to time, we may choose to take advantage of one or more of these reduced disclosure requirements. Even if we were to no longer qualify as an EGC, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements discussed above, as well as others.

We have elected to take advantage of some of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and may elect to take advantage of other reduced disclosure requirements in future filings. As a result, the information we provide to our stockholders may be different than you might receive from non-EGCs.

8

THE OFFERING

Issuer	RVeloCITY, Inc., a Delaware corporation

Class A common stock offered by us	shares

Underwriters’ option to purchase additional shares of Class A common stock from us	shares

Total Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters’ option to purchase additional shares from us is exercised in full) (with each share having one vote per share)

Total Class B common stock to be outstanding immediately after this offering	8,958,000 shares (with each share having, following the closing of this offering, 10 votes per share)

Use of proceeds

We estimate that our net proceeds from the sale of our Class A common stock that we are offering in this prospectus will be approximately $             million (or approximately $             million if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full), assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, which could include, without limitation, expenditures for research and development, sales and marketing activities, recruiting and retaining employees, providing initial capital and surplus for a captive insurance company and funding its insurance reserves, funding pending and future strategic transactions and other business opportunities, and to pay for contractual obligations and/or other corporate expenditures. See “Use of Proceeds” for additional information.

Voting rights	We have two classes of common stock: Class A common stock and Class B common stock. Class A common stock will be entitled to one vote per share and Class B common stock will be entitled, following the closing of this offering, to 10 votes per share.

Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our certificate of incorporation. Upon the closing of this offering, our directors, officers, and principal stockholders will own (i) shares of our Class A common stock and (ii) 8,100,000 shares of our Class B common stock, representing 90.3% of the issued and outstanding shares of our Class B common stock, which together will represent approximately % of the combined voting power of both classes of our common stock outstanding immediately after this offering (or % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). As a result, our directors, officers, and principal stockholders will have the ability to control the outcome of all matters submitted to our stockholders for approval, including, without limitation, the election of our directors and the approval of any change in control transaction.

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Over-allotment Option	We have granted to the underwriters an option to purchase up to an additional ________ shares of Class A common stock exercisable solely to cover over-allotments, if any, at the applicable public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The representative may exercise this option in full or in part at any time and from time to time until 45 days after the date of this prospectus.

Lockups	We, our directors, executive officers, and certain shareholders have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of at least six months after the date of this prospectus. See “Underwriting” for more information.

Risk factors	See “Risk Factors” to read about factors you should consider before buying shares of our Class A common stock.

Proposed trading symbol	We intend to apply to have our Class A common stock listed on the NASDAQ Capital Market under the symbol “[RVGO]”

The number of shares of our Class A common stock and Class B common stock to be outstanding immediately after this offering is based on            shares of our Class A common stock and            shares of our Class B common stock outstanding as of         , 2022, and excludes the following:

●	8,812,710 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that were outstanding as of , 2022, with a weighted-average exercise price of $0.29 per share, pursuant to the RVeloCITY, Inc. Amended and Restated Omnibus Incentive Compensation Plan (the “Incentive Compensation Plan”);

●	10,755,951 shares of our Class A common stock issuable upon the exercise of warrants to purchase shares of our Class A common stock that were outstanding as of , 2022, with a weighted-average exercise price of $0.26 per share; and

●	1,549,376 shares of our Class A common stock reserved for future issuance under the Incentive Compensation Plan.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

●	an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

●	the automatic conversion of the Convertible Notes into an aggregate of shares of our Class A common stock, the conversion of which will occur immediately prior to the completion of this offering;

●	no exercise of the outstanding options and warrants described above; and

●	no exercise by the underwriters of their option to purchase an additional shares of our Class A common stock.

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Summary Historical Financial AND OTHER Data

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. The summary historical statements of operations data for the years ended November 30, 2021 and 2020 and the selected historical balance sheet data as of November 30, 2021 and 2020 presented below have been derived from our audited financial statements included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information contained under the headings “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	For the Year Ended November 30,		Three Months Ended February 28,
	2021	2020	2022	2021
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Revenue	$338,967	$133,983
Cost of revenue	415,105	143,841
Gross profit (loss)	(76,138)	(9,858)
Operating expenses	(3,465,859)	(2,668,241)
Loss from operations	(3,541,997)	(2,678,099)
Other income (expense)	112,163	(27,712)
Loss before income taxes	(3,429,834)	(2,705,811)
Provision for income taxes	-	-
Net loss	$(3,429,834)	$(2,705,811)
Weighted average shares outstanding	43,663,795	36,962,143)
Net loss per share – basic and diluted	$(0.08)	$(0.07)

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	As of November 30, 2021	As of February 28, 2022
	Actual	Actual	Pro Forma(1)	Pro Forma as Adjusted (2)(3)
		(Unaudited)
Balance Sheet Data:
Cash	$447,502	$	$	$
Working capital(4)	$479,000	$	$	$
Total assets	$1,050,120	$	$	$
Total liabilities	$564,870	$	$	$
Accumulated deficit	$(10,570,072)	$	$	$
Total equity	$485,250	$	$	$

(1)

The pro forma column in the balance sheet data table above reflects (i) the conversion of 4,611,767 outstanding shares of our Class B common stock, of which 13,569,767 shares are outstanding as of November 30, 2021, into an aggregate of 4,611,767 shares of Class A common stock; (ii) the net issuance of shares of our Class A common stock upon the conversion of the Convertible Notes immediately prior to the closing of this initial public offering (based on the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus); (iii) stock-based compensation expense of [$     ] related to stock options granted under the Equity Plan for which the service-based vesting condition was satisfied or partially satisfied as of February 28, 2022, reflected as an increase to additional paid-in capital and accumulated deficit; and (iv) giving effect to [           ] warrants to purchase Class A common stock outstanding as of February 28, 2022.

(2)	The pro forma as adjusted column reflects: (i) the pro forma adjustments set forth in footnote (1) above; and (ii) the sale of shares of our Class A common stock in this offering at an assumed initial public offering price per share of $ , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price per share of $ , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets, additional paid-in capital, and total stockholders’ equity by approximately $ million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets, additional paid-in capital, and total stockholders’ equity by approximately $ million, assuming that the initial public offering price per share remains at $ , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	We define working capital as current assets less current liabilities.

Key Business Metrics

We review the following key business metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies that may calculate similarly titled metrics in a different way.

	Fiscal year ended November 30
	2021	2020
Nights Booked (Unaudited)	6,547	2,572
Gross Bookings (Unaudited)	$1,442,469	$828,541
Revenue	$338,967	$133,983
Loss from operations	$(3,541,997)	$(2,678,099)

(1)	Nights Booked on our platform in a period represents the sum of the total number of nights booked for rentals, net of cancellations and alterations that occurred in that period.

(2)	Gross Bookings represents the dollar value of bookings on our platform in a period and is inclusive of Host earnings, service fees, cleaning fees, and taxes, net of cancellations and alterations that occurred during that period.

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The following quarterly information has not been audited or reviewed by the Company’s independent registered public accounting firm.

Quarterly Statements of Operations (Unaudited)

	Three Months Ended
	Feb 29, 2020	May 30, 2020	Aug 31, 2020	Nov 30, 2020	Feb 28, 2021	May 30, 2021	Aug 31, 2021	Nov 30, 2021

Revenue	$13,333	$5,257	$67,162	$48,229	$34,613	$80,999	$175,804	$47,549
Costs and expenses
Cost of revenue	24,025	25,756	61,320	32,739	46,073	55,301	55,678	258,052
Sales and marketing	185,473	125,772	239,261	241,004	204,792	225,880	381,026	496,692
General & administrative(1)	189,932	424,862	645,601	468,627	269,081	439,493	438,248	781,816
Research and development	27,132	39,050	29,024	52,498	40,883	43,354	55,797	88,794
Total costs and expenses	426,564	615,442	975,207	794,870	560,830	764,030	930,750	1,625,354
Income (loss) from operations	(413,231)	(610,185)	(908,044)	(746,640)	(526,217)	(683,031)	(754,945)	(1,577,804)
Net other income (expenses)	-	(7,200)	(11,135)	(9,376)	(498)	(2,450)	(580)	115,690
Net loss	$(413,230)	$(617,384)	$(919,179)	$(756,016)	$(526,714)	$(685,480)	$(755,525)	$(1,462,114)

Quarterly Statement of Operations, as a Percent of Revenue (Unaudited)

	Three Months Ended
	Feb 29, 2020	May 30, 2020	Aug 31, 2020	Nov 30, 2020	Feb 28, 2021	May 30, 2021	Aug 31, 2021	Nov 30, 2021

Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses
Cost of revenue	180	490	91	68	133	68	32	543
Sales and marketing	1,391	2,392	356	500	592	279	217	1,045
General & administrative	1,424	8,081	961	981	777	543	249	1,644
Research and development	203	743	43	109	118	54	32	187
Total costs and expenses	3,199	11,706	1,452	1,648	1,620	943	529	3,418
Income (loss) from operations	(3,099)	(11,606)	(1,352)	(1,548)	(1,520)	(843)	(429)	(3,318)
Net other income (expenses)	0	(137)	(17)	(19)	(1)	(3)	0	243
Net loss	(3,099)%	(11,743)%	(1,369)%	(1,568)%	(1,522)%	(846)%	(430)%	(3,075)%

Quarterly Key Business Metrics (Unaudited)

	Three Months Ended
	Feb 29, 2020	May 30, 2020	Aug 31, 2020	Nov 30, 2020	Feb 28, 2021	May 30, 2021	Aug 31, 2021	Nov 30, 2021

Nights Booked	192	230	1,139	1,011	681	1,356	2,503	2,007
Gross Bookings	$34,888	$34,122	$438,821	$320,706	$117,572	$308,548	$675,030	$341,316

For additional information about our key business metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics.”

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Risk Factors

This offering and investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our Class A common stock. If any of the following risks actually occurs, our business, prospects, operating results and/or financial condition could suffer materially, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business.

Risks Related to Our Operations and the Travel and Recreational Vehicle Industries

Our business is both cyclical and seasonal and subject to fluctuations in net income.

The recreational vehicle (“RV”) industry has historically been characterized by cycles of growth and contraction in consumer demand, reflecting prevailing economic and demographic conditions, which affect disposable income for leisure-time activities. Consequently, the results of any prior period may not be indicative of results for any future period.

In addition, we have experienced in the past, and expect to experience in future periods, significant variability in quarterly sales, production and net income as a result of annual seasonality in our business. Since RVs are used primarily by vacationers and campers, historically, demand in the RV industry generally declines during the fall and winter months, while sales and profits are generally highest during the spring and summer months. Recent factors resulting from the COVID-19 pandemic, such as high consumer demand for RVs, low independent dealer inventory and constraints in the labor pool and supply chain, have been disrupting, and may continue to disrupt, the historical trends in the seasonality of our business in North America.

We are required to incur substantial advertising and promotion expenses in the offseason, and we do not recognize revenue nor have access to the booking deposits before the rental takes place, resulting in significant cash-flow needs in the off-season. If we do not have sufficient capital resources in the off-season, our operations may be negatively affected, including our growth plans to become profitable.

Our business may be sensitive to economic conditions, including those that impact consumer spending.

Our revenues are predominately driven by discretionary spending by consumers on vacations. We are particularly susceptible to declines in consumer spending as a result of market conditions and risks specific to the travel industry, which include the availability and popularity of other forms of entertainment and leisure. Companies within the recreational vehicle and travel industries are subject to volatility in operating results due to external factors, such as general economic conditions, credit availability, consumer confidence, employment rates, prevailing interest rates, inflation, other economic conditions affecting consumer attitudes and disposable consumer income, demographic changes, international conflict, and geopolitical changes, in part because the decision to rent an RV is often viewed as a consumer discretionary purchase. Specific external factors affecting our business include:

●	COVID-19, including the impact of the pandemic on our employees, customers and suppliers and steps taken by governments and other actors to respond to the pandemic;
●	Overall consumer confidence and the level of discretionary consumer spending;
●	Fuel shortages or high fuel prices;
●	Legislative, regulatory and tax law and/or policy developments including their potential impact on our customers;
●	Interest rate fluctuations and the availability of credit, including the potential impact of these items on our customers;
●	Success of new and existing platforms and services, including the success of our competitors with new platforms services they may introduce;
●	Consumer spending habits and preferences regarding leisure activities;
●	RV consumer demographics;
●	Employment and wage trends;
●	Global, domestic or regional financial or political turmoil, including the recent Russian invasion of Ukraine;
●	Natural disasters;
●	Relative or perceived safety, cost, availability and comfort of RV use versus other modes of travel, such as car, cruise ships, air or rail travel; and
●	General economic, market and political conditions, including war, terrorism and military conflict.

Accordingly, our platform is particularly sensitive to economic cycles, as consumers are generally more willing to make discretionary purchases, including renting an RV, during periods in which favorable economic conditions prevail. Reduced consumer spending may in the future result in reduced demand for our platform and may also require increased selling and promotional expenses, which has had and may continue to have an adverse effect on our business, financial condition and operating results.

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The RV industry is concentrated in the United States and Canada and is not geographically diversified globally.

According to industry estimates, the United States represents at least half the world’s demand for RVs. We expect to have all of our operations centered around the United States this year, with expansion into Canada in coming years and possible expansion into Western Europe, Australia and New Zealand in the future. Currently, the Company has, and for the near future will continue to have, limited global diversification outside of North America, leaving it susceptible to regional economic, geopolitical and natural impacts particular to North America, including:

●	We could, in the future, experience employee retention and recruitment challenges as employees with industry knowledge and experience have been, and may continue to be, attracted to other positions or opportunities, and their ability to change employers is relatively easy; and
●	The potential exists for a greater adverse impact from natural disasters, such as weather-related events and pandemics.

If we fail to retain existing Hosts or add new Hosts, or if Hosts fail to provide high-quality inventory, our business, results of operations, and financial condition would be materially adversely affected.

Our business depends on Hosts maintaining their listings on our platform and engaging in practices that encourage Guests to book those listings, including providing timely responses to inquiries from Guests, offering a variety of desirable and differentiated listings at competitive prices that meet the expectations of Guests, and offering exceptional services and experiences to Guests. These practices are outside of our direct control. If Hosts do not establish or maintain a sufficient number of listings and availability for listings, the number of RVs booked declines for a particular period, or the number of Hosts and Guests purchasing our insurance product declines, our revenue would decline and our business, results of operations, and financial condition would be materially adversely affected.

Hosts manage and control their offerings and typically market them on our platform with no obligation to make them available to Guests for specified dates and with no obligation to accept bookings from prospective Guests. We have had many Hosts list their RVs on our platform in one period and cease to offer these RVs in subsequent periods for a variety of reasons. While we plan to continue to invest in our Host community and in tools to assist Hosts, these investments may not be successful in growing our Hosts and listings on our platform. In addition, Hosts may not establish or maintain listings if we cannot attract prospective Guests to our platform and generate bookings from a large number of Guests. If we are unable to retain existing Hosts or add new Hosts, or if Hosts elect to market their listings exclusively with a competitor or cross-list with a competitor, we may be unable to offer a sufficient supply and variety of RVs to attract Guests to use our platform. In particular, it is critical that we continue to attract and retain individual Hosts who list their RVs on RVnGO. We attract individual Hosts predominantly through organic channels such as word of mouth and our strong brand recognition. If we are unable to attract and retain individual Hosts in a cost-effective manner, or at all, our business, results of operations, and financial condition would be materially adversely affected.

Professional Hosts (or fleet operators) expand the types of listings available to our Guests. These professional Hosts often list on our platform as well as on the platforms of our competitors. We do not control whether professional Hosts provide us with competitive pricing relative to the same RVs listed with other services. If we are not able to effectively deploy professional tools, application programming interfaces, and payment processes, work with third-party channel managers, and develop effective sales and account management teams that address the needs of these professional Hosts, we may not be able to attract and retain professional Hosts. If our platform is not as competitive as those of our competitors, these professional Hosts may choose to provide less inventory and availability with us.

In addition, the number of listings on RVnGO may decline as a result of a number of other factors affecting Hosts, including: the COVID-19 pandemic; enforcement or threatened enforcement of laws and regulations; Hosts opting for long-term rentals on other third-party platforms as an alternative to listing on our platform; economic, social, and political factors; perceptions of trust and safety on and off our platform; negative experiences with Guests, including Guests who damage Host RVs, or engage in violent and unlawful acts; and our decision to remove Hosts from our platform for not adhering to our Host standards or other factors we deem detrimental to our community. We believe a number of our Hosts are Individuals who rely on the additional income generated from our platform to pay their living expenses or vehicle payments or have acquired RVs specifically for listing.

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If we fail to retain existing Guests or add new Guests, our business, results of operations, and financial condition would be materially adversely affected.

Our success depends significantly on existing Guests continuing to book and attracting new Guests to book on our platform. Our ability to attract and retain Guests could be materially adversely affected by a number of factors discussed elsewhere in these “Risk Factors,” including:

●	events beyond our control such as the COVID-19 pandemic, other pandemics and health concerns, increased or continuing restrictions on travel, immigration, trade disputes, economic downturns, and the impact of climate change on travel, including fires, floods, severe weather and other natural disasters, and the impact of climate change on seasonal destinations;
●	Hosts failing to meet Guests’ expectations, including increased expectations for cleanliness in light of the COVID-19 pandemic;
●	increased competition and use of our competitors’ platforms and services;
●	Hosts failing to provide high-quality, and an adequate supply of inventory at competitive prices;
●	Guests not receiving timely and adequate community support from us;
●	declines or inefficiencies in our marketing efforts;
●	negative associations with, or reduced awareness of, our brand;
●	actual or perceived racial discrimination by Hosts in deciding whether to accept a requested reservation;
●	negative perceptions of the trust and safety on our platform; and
●	macroeconomic and other conditions outside of our control affecting travel and hospitality industries generally.

In addition, if our platform is not easy to navigate, Guests have an unsatisfactory sign-up, search, booking, or payment experience on our platform, the listings and other content provided on our platform is not displayed effectively to Guests, we are not effective in engaging Guests across our various offerings and tiers, or we fail to provide an experience in a manner that meets rapidly changing demand, we could fail to convert first-time Guests and fail to engage with existing Guests, which would materially adversely affect our business, results of operations, and financial condition.

The business and industry in which we participate are highly competitive, and we may be unable to compete successfully with our current or future competitors.

We operate in a highly competitive environment and we face significant competition in attracting Hosts and Guests.

●	Hosts. We compete to attract, engage, and retain Hosts on our platform to list their RVs. Hosts have a range of options for listing their RVs, both online and offline. It is also common for Hosts to cross-list their offerings. We compete for Hosts based on many factors, including the volume of bookings generated by our Guests, ease of use of our platform (including onboarding, community support, and payments), service fees, availability of insurance, Host protections, and our brand.
●	Guests. We compete to attract, engage, and retain Guests on our platform. Guests have a range of options to find and book RVs, both online and offline. We compete for Guests based on many factors, including inventory and availability of listings, the value and all-in cost of our offerings relative to other options, availability of insurance, our brand, ease of use of our platform, the relevance and personalization of search results, the trust and safety of our platform, and community support.

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Our competitors may adopt aspects of our business model, which could affect our ability to differentiate our offerings from competitors. Increased competition could result in reduced demand for our platform from Hosts and Guests, slow our growth, and materially adversely affect our business, results of operations, and financial condition.

Many of our current and potential competitors enjoy substantial competitive advantages over us, such as greater name and brand recognition, longer operating histories, larger marketing budgets, as well as substantially greater financial, technical, and other resources. In addition, our current or potential competitors have access to larger user bases and/or inventory, and may provide multiple travel products. As a result, our competitors may be able to provide consumers with a better or more complete product experience and respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or Host and Guest requirements or preferences. The global travel industry has experienced significant consolidation, and we expect this trend may continue as companies attempt to strengthen or hold their market positions in a highly competitive industry. Consolidation amongst our competitors will give them increased scale and may enhance their capacity, abilities, and resources, and lower their cost structures. In addition, emerging start-ups may be able to innovate and focus on developing a new product or service faster than we can or may foresee consumer need for new offerings or technologies before us.

There are now numerous competing companies that offer vehicles for renting. Some of these competitors also aggregate listings obtained through various sources. Some of our Hosts have chosen to cross-list their RVs, which reduces the availability of such inventory on our platform. When inventory is cross-listed, the price paid by Guests on our platform may be or may appear to be less competitive for a number of reasons, including differences in insurance offerings and fee, which may cause Guests to book through other services, which could materially adversely affect our business, results of operations, and financial condition. Certain Hosts may encourage transactions outside of our platform, which reduces the use of our platform and services.

Some of our competitors or potential competitors have more established or varied relationships with consumers than we do, and they could use these advantages in ways that could affect our competitive position, including by entering the travel and accommodations businesses. If any of these platforms are successful in offering services similar to ours to consumers, or if we are unable to offer our services to consumers within these super-apps, our customer acquisition efforts could be less effective and our customer acquisition costs, including our brand and performance marketing expenses, could increase, any of which could materially adversely affect our business, results of operations, and financial condition. We also face increasing competition from search engines including Google. These parties can also offer their own comprehensive travel planning and booking tools, or refer leads directly to suppliers, other favored partners, or themselves, which could also disintermediate our platform. In addition, if Google or Apple use their own mobile operating systems or app distribution channels to favor their own or other preferred travel or vehicle rental service offerings, or impose policies that effectively disallow us to continue our offerings in those channels, it could materially adversely affect our ability to engage with Hosts and Guests who access our platform via mobile apps or search.

We also face competition from other consumer leisure, discretionary and vacation spending alternatives, such as cruises, vacation homes, timeshares and other traditional vacations along with other recreational products like boats and motorcycles. Changes in actual or perceived value among these alternatives by consumers could impact demand for our service and our future profitability.

We are dependent on a single carrier to provide automobile liability coverage for RVs.

Our business is dependent on our ability to offer a specialty commercial auto policy and automobile physical damage coverage to our Hosts and Guests for a nightly insurance fee to the Guest that is competitive in the marketplace. We are, and until we become an automobile liability carrier registered and admitted under the respective state insurance regulatory regimes in the United States, we will remain dependent on providing such insurance for RV rentals through a third-party insurance carrier. We are currently dependent on a single third-party insurance carrier, Crum & Forster, as we believe it is in the best interests of our business from a profitability standpoint to consolidate our insurance with a sole provider. If our sole provider decides to not renew our current policy, which renews on an annual basis, or becomes insolvent or otherwise fails to pay on our insurance claims, and we cannot secure a replacement carrier in time or at all, or if our carrier raised rates, it would severely impact our operations, our gross margins and our profitability, and our business, results of operations, and financial condition could be materially adversely affected.

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We provide additional coverage for damage to the Recreational Vehicle during a rental and damage claims in excess of anticipated rates would negatively affect our business and financial results.

We provide additional coverage for damage to the recreational vehicles rented on our platform and if the claims rates are higher than anticipated or higher than that we have experienced historically, we would incur higher expenses and our financial results would be negatively affected, and we may require additional capital to fund the claims which may not be available on favorable terms or at all.

Our plan to become a fully admitted auto-liability carrier may take longer than planned, be more expensive than planned, or may not be achieved at all.

We plan to use a portion of the proceeds from this offering to begin the process to become a fully admitted auto liability carrier for RV insurance under the various insurance regimes in the relevant states in the United States. If the process proves to be more expensive or takes longer than planned, or is not successful, it would negatively impact our expected margins and profitability, and we will continue to be dependent on the sole source auto liability carrier, which may negatively impact our business and ability to carry on operations.

Our plan to form a captive insurance company may take longer than planned, be more expensive than planned, or require larger reserves than planned.

We plan to use a portion of the proceeds from this offering to form a captive insurance company and operate the captive insurance company under the various insurance regimes in the relevant states in the United States. If the process proves to be more expensive or takes longer than planned, or is not successful, it would negatively impact our cash requirements, expected net margins and profitability and which may negatively impact our business.

We may be required to register as an insurance agency in one or more states, which may take longer and be more expensive than anticipated.

We may be required by a State’s insurance regulator under the various insurance regimes in the relevant states in the United States to be a registered insurance agency in that jurisdiction if they take the view that our operations and the provision of services under our platform would require such registration, which may take longer and be more expensive than anticipated, and if unsuccessful it would negatively impact our business.

The coverage afforded under our insurance policies may be inadequate for the needs of our business or our third-party insurers may be unable or unwilling to meet our coverage requirements, which could materially adversely affect our business, results of operations, and financial condition.

We use third-party insurance to manage exposures related to our business operations. Our business, results of operations, and financial condition would be materially adversely affected if (i) cost per claim, premiums, or the number of claims significantly exceeds our expectations; (ii) we experience a claim in excess of our coverage limits; (iii) our insurance provider becomes insolvent or otherwise fails to pay on our insurance claims; (iv) we experience a claim for which coverage is not provided; or (v) the number of claims under our deductibles or self-insured retentions differs from historic averages. Our overall spend on insurance has increased as our business has grown and losses from covered claims have increased. Premiums have increased as a result, and we may experience increased difficulty in obtaining appropriate policy limits and levels of coverage at a reasonable cost and with reasonable terms and conditions. Our costs for obtaining these policies will continue to increase as our business grows and continues to evolve. Furthermore, as our business continues to develop and diversify, we may experience difficulty in obtaining insurance coverage for new and evolving offerings and tiers, which could require us to incur greater costs and materially adversely affect our business, results of operations, and financial condition. Additionally, if we fail to comply with insurance regulatory requirements in the regions where we operate, or other regulations governing insurance coverage, our brand, reputation, business, results of operations, and financial condition could be materially adversely affected.

Risks Related to Our Operations as a Whole

The ongoing and prolonged COVID-19 pandemic has impacted our operations and results of operations and has had, and may continue to have, a material adverse effect on our business, growth prospects, financial condition, results of operations and/or cash flows.

The global spread of the COVID-19 pandemic and its variants has created significant business uncertainty for us and others, resulting in volatility and economic disruption. Additionally, the outbreak has resulted in government authorities around the world implementing numerous lockdown measures to try to reduce the spread of COVID-19, such as travel bans and restrictions, quarantines, shelter-in-place, stay-at-home or total lock-down (or similar) orders and business limitations and shutdowns.

As a result of the COVID-19 pandemic, including the related responses from government authorities, our business and operations have been impacted, including by temporary closures of our offices, which has resulted in many of our employees continuing to work remotely. The travel industry in general has also been impacted by measures taken by governmental authorities to address the outbreak, including restrictions on travel, partial shelter-in-place orders, and other orders.

Moreover, ongoing or heightened resurgences of COVID-19 or its variants in the future, or the occurrence of another pandemic or other health crisis, could recreate or exacerbate the risks and adverse impacts described. While we have begun to see that consumers are eager to travel and see RV travel as a safe mode of transportation and a safe way to vacation, resulting in a significant increase in demand for our service and a positive impact on our business and financial results, the future severity of the COVID-19 pandemic is difficult to predict and ever-evolving and our business operations, financial performance and results of operations could be further adversely affected in a number of ways related to the pandemic, including, but not limited to, the following:

●	Reduced consumer demand for our listings and services and adverse effects on the discretionary spending patterns of our customers, including the ability of our gusts to spend money on vacations and use our services;

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●	RV manufacturers and their suppliers have experienced delays, and continue to experience delays, in obtaining certain raw material components and chassis. The operations of RV manufacturer suppliers around the world may continue to be disrupted, negatively impacting the supply of RVs in the marketplace and the ability to obtain additional listings;
●	If the pandemic worsens, or reappears in future periods, our labor force may be negatively impacted by COVID-19 infections, which would negatively impact our operations;
●	Further disruptions to our operations, including any additional closures of our offices and facilities, which may affect our ability to develop, market, and sell our product;
●	Limitations on employee resources and availability, including due to sickness, government restrictions, the desire of employees to avoid contact with large groups of people or mass transit disruptions;
●	A return to widespread restrictions on the movement of consumers or the shutdown of retail facilities, camping or other recreational destinations may negatively impact demand for our listings; and
●	An increase in the cost or the difficulty of obtaining debt or equity financing, which could affect our ability to service our debt obligations or fund future investment opportunities.

Additionally, an increase in the number of employees working remotely due to the COVID-19 pandemic also increases the potential adverse impact of risk associated with information technology systems and networks, including cyber-attacks, computer viruses, malicious software, security breaches and telecommunication failures, both for systems and networks we control directly and for those that employees and third-party developers rely on to work remotely. Any failure to prevent or mitigate security breaches or cyber risks or detect, or respond adequately to, a security breach or cyber risk, or any other disruptions to our information technology systems and networks, could have significant adverse effects on our business.

The spread of COVID-19 has caused us to at times modify our business practices (including employee travel, employee work locations and cancellation of physical participation in meetings, events and conferences), all of which remain in effect, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners. Further, key personnel could contract COVID-19, hindering their availability and productivity.

The degree to which the prolonged COVID-19 pandemic impacts our operations, business, financial results, liquidity, and financial condition will depend on future developments, which are highly uncertain, continuously evolving and cannot be predicted. This includes, but is not limited to, the duration and spread of the pandemic, its severity, actions to contain the virus and/or its variants or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

We are reliant on the retention of certain key personnel and the hiring of strategically valuable personnel, and we may lose or be unable to hire one or more of such personnel.

Our success depends in part on the continued service of our founders, senior management team, key technical employees and other highly skilled personnel and on our ability to identify, hire, develop, motivate, retain, and integrate highly qualified personnel for all areas of our organization. Certain employees are in high demand, and we devote significant resources to attracting and retaining these employees. If we are unable to attract and retain the necessary personnel, particularly in critical areas of our business, we may not achieve our strategic goals. In addition, we do not carry key person insurance and if a key person died or became disabled or incapacitated, unable to perform their duties or left the Company, our operations and profitability may be negatively impacted.

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The success of our business relies heavily on our marketing and branding efforts, and these efforts may not be successful.

We rely heavily on marketing and advertising to increase brand visibility with potential Hosts and Guests. In particular, we rely on marketing to drive Guest traffic to our platform. We have invested considerable resources into establishing and maintaining our brand. We currently advertise through a blend of direct and indirect advertising channels, including through activities on Google AdWords, Microsoft Ads, Facebook, Instagram, Reddit, Pinterest, Twitter, Twitch, YouTube and other online social networks, digital advertising, public relations activity, and print and broadcast advertising. We recorded approximately $590,909 and $311,829 of advertising and marketing expenses for the fiscal years ended November 30, 2021 and 2020, respectively.

Our ability to attract Hosts and Guests to our platform is dependent in part on the success of our marketing and branding efforts. If we are unable to recover our marketing costs, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our growth, results of operations and/or financial condition.

We may be unsuccessful in our strategic acquisitions, in whole or in part, and other transactions, and we may pursue transactions for their strategic value in spite of the risk of lack of profitability.

Our success will depend, in part, on our ability to grow our core business and expand our capabilities in response to the demands of consumers and competitive pressures. In some circumstances, we may decide to grow through acquisitions of, or investments in, complementary businesses and technologies and through additional joint ventures, development agreements and other commercial agreements, rather than through internal development. We may be unable to identify suitable targets for these transactions or to complete the identified transactions on favorable terms or at all, and the process of identifying, negotiating and executing transactions may be costly and divert management time and focus from operating our business. If we identify suitable targets, our ability to realize a return on the resources expended pursuing such deals, to complete them, and to derive benefit from them will depend on a variety of factors, including, potentially, our ability to obtain financing on acceptable terms and requisite governmental approvals, and our ability to integrate products, personnel, systems and technologies efficiently. Additionally, we may decide to make or enter into strategic transactions with the understanding that such transactions will not be profitable, but which we believe may be of strategic value to us. Our current and future acquisitions and investments, including existing investments accounted for under the equity method, or other strategic agreements may also require that we make additional capital investments in the future, which would divert resources from other areas of our business. We cannot provide assurances that the anticipated strategic benefits of these deals will be realized in the long-term or at all.

We may also fail to identify or assess the magnitude of certain liabilities, shortcomings, litigation risks or other circumstances prior to entering into any transaction, and as such, we may not obtain sufficient warranties, indemnities, insurance or other protections. This could result in unexpected litigation expenses or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes, a loss of anticipated tax benefits or other adverse effects on our business, operating results and/or financial condition. Additionally, some warranties and indemnities may give rise to unexpected and significant liabilities. Future acquisitions and commercial arrangements that we may pursue could result in dilutive issuances of equity securities, the incurrence of further contingent debt liabilities, amortization expenses or the write-off of goodwill, any of which could harm our financial condition.

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Our business partners may be unable to honor their obligations to us or their actions may put us at risk.

We rely on various business partners, including third-party service providers, vendors, and licensees in many areas of our business. Their actions may put our business and our reputation and brand at risk. For example, we may have disputes with our business partners that may impact our business and/or financial results. In many cases, our business partners may be given access to sensitive and proprietary information in order to provide services and support to our teams, and they may misappropriate our information and engage in unauthorized use of it. In addition, the failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, disruptions in the financial markets, economic downturns, poor business decisions, insolvency, or reputational harm may adversely affect our business partners, and they may not be able to continue honoring their obligations to us or we may cease our arrangements with them. Alternative arrangements and services may not be available to us on commercially reasonable terms, or we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more significant business partners, including due to their insolvency or business failure, our business could be harmed and our financial results could be materially affected.

Because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us, one of our businesses, or our key personnel could adversely affect our business.

Our brand and our reputation are among our most important assets. Maintaining and enhancing our brand and reputation is critical to our ability to attract Hosts, Guests, and employees, to compete effectively, and to preserve and deepen the engagement of our existing Hosts, Guests, and employees. We are heavily dependent on the perceptions of Hosts and Guests who use our platform to help make word-of-mouth recommendations that contribute to our growth.

Any decrease in the quality of our reputation could impair our ability to, among other things, recruit and retain qualified and experienced key personnel, and retain or attract Hosts and Guests. Our overall reputation may be negatively impacted by a number of factors, including negative publicity concerning us, members of our management or other key personnel. Any adverse publicity relating to such individuals or entities that we employ or represent, or to our Company, including from reported or actual incidents or allegations of illegal or improper conduct, such as harassment, discrimination or other misconduct, could result in significant media attention, even if not directly relating to or involving our Company, and could have a negative impact on our professional reputation. This could result in termination of contractual relationships, damage to our employees’ ability to attract new customer or client relationships, or the loss or termination of such employees’ services, all of which could adversely affect our business, financial condition and/or results of operations.

Government regulations applicable to us may negatively impact our business.

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, electronic contracts and communications, mobile communications, data collection, retention, consumer protection and publishing activities, including production and delivery of content, advertising, localization, and information security have been adopted or are being considered for adoption by many jurisdictions and countries throughout the world. These laws, including the EU’s General Data Protection Regulation (“GDPR”) and the California Consumer Privacy Act (“CCPA”), which restrict our ability to gather and use data about our users, could harm our business by limiting the products and services we can offer consumers or the manner in which we offer them. Data privacy, data protection, localization, security and consumer-protection laws are evolving, and the interpretation and application of these laws in the U.S. (including compliance with the CCPA), Europe (including compliance with the GDPR), and elsewhere often are uncertain, contradictory and changing. It is possible that these regulatory initiatives may be interpreted or applied in a manner that is adverse to us or otherwise inconsistent with our practices, which could result in litigation, regulatory investigations and/or potential legal liability or require us to change our practices in a manner adverse to our business. As a result, our reputation and brand may be harmed, we could incur substantial costs, and we could lose both customers and revenues. Furthermore, the costs of compliance with these regulatory initiatives may increase in the future as a result of changes in interpretation. Any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business and result in penalties or significant legal liabilities.

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Companies and governmental agencies may restrict access to platforms, our websites, mobile applications or the internet generally, which could lead to the loss or slower growth of our customer base.

Our customers generally need to access the Internet and platforms, such as the Apple App Store, Google Play Store, to access our platform. Companies and governmental agencies could block access to any platform, our websites, mobile applications or the internet generally for a number of reasons, such as security or confidentiality concerns or regulatory reasons, or they may adopt policies that prohibit employees from accessing Apple, Google, our website or any platform. If companies or governmental entities block or limit access or otherwise adopt policies restricting customers from accessing our websites, our business could be negatively impacted and we could lose or experience slower growth in our customer base.

Catastrophic events may disrupt our business.

Natural disasters, cyber-incidents, weather events, wildfires, power disruptions, telecommunications failures, public health outbreaks, such as the prolonged COVID-19 pandemic and its variants, failed upgrades of existing systems or migrations to new systems, acts of terrorism or other force majeure type events could cause outages, disruptions and/or degradations of our infrastructure, including our information technology and network systems, a failure in our ability to conduct normal business operations, or the closure of public spaces in which renters may vacation and utilize RVs. The health and safety of our employees, consumers, third-party organizations with whom we partner or regulatory agencies on which we rely could be also affected, which may prevent us from executing our business strategies or cause a decrease in consumer demand for our platform and listings. For example, as a result of the COVID-19 pandemic, including the related responses from government authorities, our business and operations have been impacted, including by temporary closures of our offices, which has resulted in many of our employees continuing to work remotely. System redundancy may be ineffective and our disaster recovery and business continuity planning may not be sufficient for all eventualities. Such failures, disruptions, closures or an inability to conduct normal business operations could also prevent access to our online platforms, cause delays or interruptions in our listings, allow breaches of data security or result in the loss of critical data. An event that results in the disruption or degradation of any of our critical business functions or information technology systems and harms our ability to conduct normal business operations or causes a decrease in consumer demand for our platform and listings could materially impact our reputation and brand, financial condition and/or operating results.

We are, and may in the future be, subject to legal proceedings in the ordinary course of our business. In addition, as a public company, we will be at an increased risk of securities class action litigation.

We are subject to various legal proceedings, claims, litigation and government investigations or inquiries from time to time, which could have a material adverse effect on our business, results of operations and/or financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other parties. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, labor and employment laws, securities laws and employee benefit laws. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including, but not limited to suspension or revocation of licenses to conduct business.

In addition, securities class action litigation has historically often been brought against a company following a decline in the market price of its securities. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We are subject to risks related to corporate and social responsibility and our reputation.

Many factors influence our reputation, including the perception held by our customers, business partners, and other key stakeholders. As we become a public company, we expect to face increasing scrutiny related to environmental, social, and governance activities. We risk damage to our reputation if we fail to act responsibly in a number of areas, such as diversity and inclusion, environmental stewardship, supply chain management, climate change, workplace conduct, human rights, and philanthropy. Any harm to our reputation could impact employee engagement and retention and the willingness of customers and our partners to do business with us, which could have a material adverse effect on our business, results of operations and/or cash flows.

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Host, Guest, or third-party actions that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine our ability to attract and retain Hosts and Guests and materially adversely affect our reputation, business, results of operations, and financial condition.

We have no control over or ability to predict the actions of our users and other third parties, and therefore, we cannot guarantee the safety of our Hosts, Guests, and third parties. The actions of Hosts, Guests, and other third parties could result in fatalities, injuries, other bodily harm, fraud, invasion of privacy, property damage, discrimination, brand and reputational damage, which could create potential legal or other substantial liabilities for us. We do not verify the identity of all of our Hosts and Guests, nor do we verify or screen third parties who may be in the vehicle during the reservation made through our platform. Our identity verification processes rely on, among other things, information provided by Hosts and Guests, and our ability to validate that information and the effectiveness of third-party service providers that support our verification processes may be limited. In addition, we do not currently and may not in the future require users to re-verify their identity following their successful completion of the initial verification process. Certain verification processes, including legacy verification processes on which we previously relied, may be less reliable than others. Moreover, we do not run criminal background checks or any other screening processes on Hosts, Guests, nor third parties who may be present during a reservation made through our platform.

In addition, we have not in the past and may not in the future undertake to independently verify the safety, suitability, quality, compliance with RVnGO policies or standards, of all our Hosts’ listings. We have in the past relied, and may in the future, rely on Hosts and Guests to disclose information relating to their listings and such information may be inaccurate or incomplete. We have created policies and standards to respond to issues reported with listings, but certain listings may pose heightened safety risks to individual users because those issues have not been reported to us or because our customer support team has not taken the requisite action based on our policies. We rely, at least in part, on reports of issues from Hosts and Guests to investigate and enforce many of our policies and standards. In addition, our policies may not contemplate certain safety risks posed by listings or individual Hosts or Guests or may not sufficiently address those risks.

If Hosts, Guests, or third parties engage in criminal activity, misconduct, fraudulent, negligent, or inappropriate conduct or use our platform as a conduit for criminal activity, consumers may not consider our platform and the listings on our platform safe, and we may receive negative media coverage, or be subject to involvement in a government investigation concerning such activity, which could adversely impact our brand and reputation, and lower the adoption rate of our platform.

The methods used by perpetrators of fraud and other misconduct are complex and constantly evolving, and our trust and security measures have been, and may currently or in the future be, insufficient to detect and help prevent all fraudulent activity and other misconduct; for example:

●	malicious Hosts have created fake listings and induced Guests who inquired about renting the listing to leave the RVnGO platform and fraudulently transact outside the RVnGO platform, leaving the Guest no recourse;
●	there have been incidents where Hosts have misrepresented the quality of their RVs, in some instances to provide to Guests different and inferior RVs;
●	there have been incidents where Guests have caused substantial property damage to listings or misrepresented the purpose of their use of the RV and used listings for unauthorized or inappropriate conduct including parties, sex work, drug-related activities, or to perpetrate criminal activities;
●	there have been instances where users with connected or duplicate accounts have circumvented or manipulated our systems, in an effort to evade account restrictions, create false reviews, or engage in fraud or other misconduct; and
●	situations have occurred where Hosts or Guests mistakenly or unintentionally provide malicious third parties access to their accounts, which has allowed those third parties to take advantage of our Hosts and Guests.

If criminal, inappropriate, fraudulent, or other negative incidents continue to occur due to the conduct of Hosts, Guests, or third parties, our ability to attract and retain Hosts and Guests would be harmed, and our business, results of operations, and financial condition would be materially adversely affected. We have obtained some third-party insurance, which is subject to certain conditions and exclusions, for claims and losses incurred based on incidents related to bookings on our platform. Even where we do have third-party insurance, such insurance may be inadequate to fully cover alleged claims of liability, investigation costs, defense costs, and/or payouts. Even if these claims do not result in liability, we could incur significant time and cost investigating and defending against them. As we expand our offerings, or if the quantity or severity of incidents increases, our insurance rates and our financial exposure will grow, which would materially adversely affect our business, results of operations, and financial condition.

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Risks Related to Technology and Intellectual Property

If our security measures are breached or fail and unauthorized access is obtained to a customer’s data, our service may be perceived as insecure, the attractiveness of our services to current or potential customers may be reduced, and we may incur significant liabilities.

Our services involve the web-based storage and transmission of customers’ information. We rely on proprietary and commercially available systems, software, tools and monitoring, as well as other processes, to provide security for processing, transmission and storage of such information. Because of the sensitivity of this information and due to requirements under applicable laws and regulations, the effectiveness of our security efforts is very important. If our security measures are breached or fail as a result of third-party action, acts of terror, social unrest, employee error, malfeasance or for any other reasons, someone may be able to obtain unauthorized access to customer data. Improper activities by third-parties, advances in computer and software capabilities and encryption technology, new tools and discoveries and other events or developments may facilitate or result in a compromise or breach of our security systems. Our security measures may not be effective in preventing unauthorized access to the customer data stored on our servers. If a breach of our security occurs, we could face damages for contract breach, penalties for violation of applicable laws or regulations, possible lawsuits by individuals affected by the breach and remediation costs and efforts to prevent future occurrences. In addition, whether there is an actual or a perceived breach of our security, the market perception of the effectiveness of our security measures could be harmed and we could lose current or potential customers.

We use opensource software in connection with certain of our services, which may pose particular risks to our proprietary technology infrastructure, software, products and services.

We use opensource software in our platform and expect to use opensource software in the future. The terms of various opensource licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our software and services. By the terms of certain opensource licenses, we could be required to release the source code of our proprietary technology infrastructure, and to make our proprietary technology infrastructure available under opensource licenses, if we combine our proprietary technology infrastructure with opensource software in a certain manner. If portions of our proprietary technology infrastructure are determined to be subject to an opensource license, we could be required to publicly release the affected portions of our source code, or to re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and services. In addition to risks related to license requirements, usage of opensource software can lead to greater risks than use of third-party commercial software, as opensource licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of opensource software cannot be eliminated and could negatively affect our business, operating results, and/or financial condition.

If we experience a significant disruption in service to our platform from loss of server capacity, lack of sufficient internet bandwidth, or any other reason, we could lose sales and consumer traffic, and our business and reputation could suffer.

Our brands, reputation, and ability to attract consumers or visitors depend on the reliable performance of our website, platform, and the supporting systems, technology, data and infrastructure, including data servers, many of which are owned and controlled by third parties. We may experience significant interruptions with our systems in the future. Interruptions in these systems, whether due to loss of server capacity, lack of sufficient internet bandwidth, system failures, programming or configuration errors, computer viruses or physical or electronic break-ins, including through computer viruses, malware, ransomware, phishing, misrepresentation, social engineering, forgery, denial of service attacks or other cybersecurity attacks, could affect, prevent or inhibit the ability of customers to access our website and platform, or the ability for us to run our business. Problems with the reliability or security of our systems could harm our reputation, result in a loss of customers and sales and result in additional costs, which could be significant.

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Problems faced by our third-party web hosting providers could adversely affect the experience of our customers. For example, our third-party web hosting providers could close their facilities without adequate notice. Any financial difficulties, up to and including bankruptcy, faced by our third-party web hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party web hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.

Any errors, defects, disruptions or other performance or reliability problems with our network operations could interrupt our customers’ access to our website and online platform, as well as cause delays and additional expenses in arranging access to alternative services, any of which could harm our reputation, business, operating results and/or financial condition.

Our data privacy and security practices may be inadequate, or may be perceived as being inadequate, to prevent data breaches, ransomware or other cyber-attacks, or under the applicable data privacy and security laws generally.

In the course of our business, we collect, process, store and use user and other information, including personally identifiable information, passwords and payment card information, user profile and usage information, as well as information that is proprietary to our business. Our security controls, policies, and practices may not be able to prevent the improper or unauthorized access, acquisition, encryption or disclosure of such information. The unauthorized access, acquisition, encryption or disclosure of this information, or a perception that we do not adequately secure this information, could result in legal liability, costly remedial measures, governmental and regulatory investigations, harm our profitability and reputation and cause our financial results and/or our financial condition to be materially affected. In addition, third-party vendors and business partners receive access to such information that we collect. These vendors and business partners may not prevent cybersecurity breaches with respect to the information we provide to them or they may fail to fully enforce our policies, contractual obligations and disclosures regarding the collection, use, storage, transfer, and retention of such information. A data security breach or cyber-attack suffered by one of our vendors or business partners could cause reputational harm to them and/or negatively impact our credibility to our customer base. A data security breach or cyber-attack could also significantly damage our reputation with Hosts, Guests and other third parties, and could result in significant costs related to remediation efforts, such as credit or identity theft monitoring.

The interpretation of privacy and data protection laws and their application to evolving technologies, including user profiling, behavioral tracking and data analytics, is unclear and subject to rapid change in numerous jurisdictions. There is a risk that these laws may be interpreted and applied in a manner that is not consistent with our data protection practices, which could result in additional compliance or changes in our business practices, or both, and financial penalties or sanctions under these laws.

Legislatures, regulators and government enforcement actions worldwide are enacting, amending, enforcing and imposing significant fines against companies for data privacy and cybersecurity violations. Our business operations involve the collection, transfer, use, disclosure, security and disposal of personal or sensitive information in various locations around the world, including in the U.S., where federal and state laws, such as the CCPA, impose data privacy requirements, statutory damages and a limited private right of action, and other jurisdictions across the globe that have enacted, or are enacting, national data protection laws.

As we expand our operations into new jurisdictions, the costs associated with compliance with applicable local data privacy laws and regulations may increase. It is possible that government or industry regulation in these markets will require us to deviate from our standard processes and/or make changes to our products, services and operations, which would increase our operational costs and risks.

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We may fail to adequately protect our intellectual property, technology and confidential information.

Our business depends on our intellectual property, technology, and confidential information, the protection of which is crucial to the success of our business. We rely on a combination of registrations, common law rights, trade secrets and know-how protections, patent applications for non-trade secret inventions and contractual restrictions under confidentiality and invention assignment agreements that we enter into with our employees and consultants to protect our intellectual property, technology, and confidential information. These agreements may not effectively grant all necessary rights to any intellectual property that may have been developed by the employees and consultants. In addition, these agreements may not effectively prevent unauthorized use or disclosure of our inventions, or other proprietary information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology.

In addition, although we take steps to enforce and police our rights, unauthorized parties may attempt to copy aspects of our website features, software, and functionality or obtain and use information that we consider to be proprietary. The proliferation of technology designed to circumvent the protection measures used by our business partners or by us, the availability of broadband access to the internet, the refusal of internet service providers or platform holders to remove infringing content in certain instances, and the proliferation of online channels through which infringing product is distributed all may contribute to an expansion in unauthorized copying of our technology, content, and brand.

We currently license or hold rights to domain names associated with our business. The regulation of domain names in the U.S. and in other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all domain names that are otherwise important for our business.

The costs of enforcing our intellectual property rights could have an adverse effect on our business.

We pursue the registration of our copyrights, trademarks, service marks, and domain names in the U.S. This process can be expensive and time-consuming, may not always be successful depending on local laws or other circumstances, and we also may choose not to pursue registrations in every location depending on the nature of the project to which the intellectual property rights pertain.

Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity, and diversion of management and technical resources, any of which could adversely affect our business, financial condition and/or results of operations. If we fail to maintain, protect and enhance our intellectual property rights, our business, financial condition and/or results of operations may be harmed.

We could face liability for information or content on or accessible through our platform.

We could face claims relating to information or content that is published or made available on our platform. Our platform relies upon content that is created and posted by Hosts, Guests, or other third parties. Although content on our platform is typically generated by third parties, and not by us, claims of defamation, disparagement, negligence, warranty, personal harm, intellectual property infringement, or other alleged damages could be asserted against us, in addition to our Hosts and Guests. While we rely on a variety of statutory and common-law frameworks and defenses, including those provided by the Digital Millennium Copyright Act (“DMCA”), the Communications Decency Act (“CDA”), the fair-use doctrine in the United States, differences between statutes, limitations on immunity, requirements to maintain immunity, and moderation efforts in the many jurisdictions in which we operate may affect our ability to rely on these frameworks and defenses, or create uncertainty regarding liability for information or content uploaded by Hosts and Guests or otherwise contributed by third-parties to our platform. Moreover, regulators in the United States may introduce new regulatory regimes that increase potential liability for information or content available on our platform. For example, in the United States, laws such as the CDA, which have previously been interpreted to provide substantial protection to interactive computer service providers, may change and become less predictable or unfavorable by legislative action or juridical interpretation. There have been various federal legislative efforts to restrict the scope of the protections available to online platforms under the CDA, in particular with regards to Section 230 of the CDA, and current protections from liability for third-party content in the United States could decrease or change. There is proposed U.S. federal legislation seeking to hold platforms liable for user-generated content, including content related to RV rentals. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages.

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Because liability often flows from information or content on our platform and/or services accessed through our platform, as we continue to expand our offerings and scope of business, both in terms of the range of offerings and services and geographical operations, we may face or become subject to additional or different laws and regulations. Our potential liability for information or content created by third parties and posted to our platform could require us to implement additional measures to reduce our exposure to such liability, may require us to expend significant resources, may limit the desirability of our platform to Hosts and Guests, may cause damage to our brand or reputation, and may cause us to incur time and costs defending such claims in litigation, thereby materially adversely affecting our business, results of operations, and financial condition.

Our platform is highly complex, and any undetected errors could materially adversely affect our business, results of operations, and financial condition.

Our platform is a complex system composed of many interoperating components and software. Our business is dependent upon our ability to prevent system interruption on our platform. Our software, including opensource software that is incorporated into our code, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code have not been and may not be discovered until after the code has been released. We have, from time to time, found defects or errors in our system and software limitations that have resulted in, and may discover additional issues in the future that could result in, platform unavailability or system disruption. For example, defects or errors have resulted in and could result in the delay in making payments to Hosts or overpaying or underpaying Hosts, which would impact our cash position and may cause Hosts to lose trust in our payment operations. Any errors, bugs, or vulnerabilities discovered in our code or systems released to production or found in third-party software, including opensource software, that is incorporated into our code, any misconfigurations of our systems, or any unintended interactions between systems could result in poor system performance, an interruption in the availability of our platform, incorrect payments, negative publicity, damage to our reputation, loss of existing and potential Hosts and Guests, loss of revenue, liability for damages, a failure to comply with certain legal or tax reporting obligations, and regulatory inquiries or other proceedings, any of which could materially adversely affect our business, results of operations, and financial condition.

Risks Related to Our Indebtedness, Financial Condition, and Financial Reporting

We have incurred significant losses since our inception, and we may continue to experience losses in the future.

We have not been profitable since our inception. We incurred net losses of $3,429,834 and $2,705,811 for the fiscal years ended November 30, 2021 and 2020 respectively. We incurred net losses of $[●] and [            ] for the three months ended February 28, 2022 and 2021, respectively. We expect to continue to incur losses in the near term as we invest in and strive to grow our business. For example, we expect to make significant investments to further develop and expand our business, and these investments may not result in increased revenues or growth on a timely basis or at all. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and we may not be able to effectively grow our business or implement our business strategies, which could have a material adverse effect on our business.

RVnGO was founded in 2015. As such, RVnGO does not have a long history operating as a commercial company. Due to this and other factors, our operating results are highly unpredictable. We believe that our ability to grow our business will depend on many risks and uncertainties, including our ability to:

●	leverage the current demand for RV rentals in the current COVID-19 environment;
●	develop new sources of revenue;
●	expand our brand awareness;
●	further improve the quality of our platform, services, and offering, including by the planned creation and registration of a captive insurance company;
●	expand into new geographic regions; and
●	continue to offer a relevant platform for listings at an attractive cost and high quality to meet the increasing demand of our RV renters and owners.

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There can be no assurance that we will meet these objectives. Addressing these risks and uncertainties will require significant expenditures and allocation of valuable management and employee resources. We have hired and expect to continue hiring additional personnel to support our business growth. Our organizational structure is becoming more complex as we add staff, and as a result, we will need to improve our operational, financial and management controls, as well as our reporting systems and procedures. We will require significant expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture. If we cannot manage our growth effectively, our business could be harmed, and our results of operations and/or financial condition could be materially and adversely affected.

There is substantial doubt about our ability to continue as a going concern.

As of February 28, 2022 and November 30, 2021, we had cash of [$          ] and $447,502, respectively. We expect our existing cash as of February 28, 2022, together with proceeds from this offering will enable us to fund our operating expenses and operations for at least 12 months from the date of this prospectus. If we are unable to obtain additional financing, we may be unable to continue as a going concern. There is no guarantee that we will be able to secure additional financing, including in connection with this offering. Changes in our operating plans, our existing and anticipated working capital needs, costs related to legal proceedings we might become subject to in the future, the acceleration or modification of our development activities, any near-term or future expansion plans, increased expenses, potential acquisitions or other events may further affect our ability to continue as a going concern. Similarly, the report of our independent registered public accounting firm on our financial statements as of and for the year ended November 30, 2021 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. If we cannot continue as a viable entity, our stockholders may lose some or all of their investment in us.

Following this offering, we may require additional capital to meet our financial obligations and to support our business growth, and this capital might not be available on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth and may require additional funds following this offering to improve our operations and respond to business challenges, including the need to develop products, improve our sales and marketing activities, improve our operating infrastructure and acquire complementary or strategic businesses, technologies and personnel. Accordingly, we may need to engage in additional equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity (including preferred stock) or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and/or privileges superior to those of holders of our Class A common stock, including, without limitation, with respect to the payment of dividends and the payment of liquidating distributions. Any future debt financing could require compliance with restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Additionally, any future indebtedness we incur may be secured by some or all of our assets, and, if we default under such secured indebtedness, a secured creditor were to declare all of the indebtedness then outstanding immediately due and payable, and we were unable to pay such amounts, our assets would be available to secured creditors to satisfy our secured borrowing obligations.

Because our decision to issue debt or preferred securities in any future offering and/or to borrow money from lenders will depend in part on market conditions and other factors in existence at that time beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. We may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be materially harmed. Holders of our Class A common stock will bear the risk of any such future offerings or borrowings.

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Our operations and our results of operations vary from quarter to quarter, so our financial performance in certain financial quarters may not be indicative of, or comparable to, our financial performance in other financial quarters.

The RV and travel industries are cyclical, with the highest levels of consumer demand occurring in warmer weather months. While many factors may impact this cyclicality, we generally have experienced and expect to continue to experience the strongest revenues during the third quarter of each fiscal year. Accordingly, we may report lower revenues during the first and fourth quarter of each year, compared to quarterly revenues for the second and third quarter of the prior or same year. However, because our results may vary significantly from quarter-to-quarter or year-to-year, our financial results for one quarter or one year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years.

Our results of operations and financial condition are subject to management’s accounting judgments and estimates, as well as changes in accounting policies.

Financial statements prepared in accordance with U.S. GAAP typically require the use of good faith estimates, judgments and assumptions that affect the reported amounts. The preparation of our financial statements requires us to make estimates and assumptions affecting the reported amounts of our assets, liabilities, revenues and expenses. If these estimates or assumptions are incorrect, it could have a material adverse effect on our results of operations and/or financial condition. We have identified several accounting policies as being “critical” to the fair presentation of our financial condition and results of operations because they involve major aspects of our business and require us to make judgments about matters that are inherently uncertain. These policies are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to our financial statements included in this prospectus. The implementation of new accounting requirements or other changes to U.S. GAAP could have a material adverse effect on our reported results of operations and/or financial condition.

We are subject to unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns.

We are currently subject to taxes in the United States. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;
●	expected timing and amount of the release of any tax valuation allowances;
●	expiration of, or detrimental changes in, research and development tax credit laws;
●	changes in tax laws, regulations or interpretations thereof; or
●	expansion into or future activities in additional jurisdictions.

In addition, we may be subject to audits of our income, sales and other transaction taxes in various jurisdictions. Outcomes from these audits could have an adverse effect on our operating results and/or financial condition.

We are an EGC and a smaller reporting company (“SRC”), and we cannot be certain if the reduced disclosure requirements applicable to us will make our Class A common stock less attractive to investors.

We are an EGC, as defined in the JOBS Act, and we expect to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not EGCs. In particular, while we are an EGC, we will not be required to comply with the auditor attestation requirements of Section 404(b) of SOX, we will be exempt from any rules that could be adopted by the U.S. Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold non-binding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, while we are an EGC, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies that have adopted the new or revised accounting standards.

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We may remain an EGC until the last day of the fiscal year following the 5th anniversary of completing this offering, although we may cease to be an EGC earlier under certain circumstances, including if: (i) we have $1.07 billion or more in annual revenues in any fiscal year; (ii) we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act; or (iii) we issue more than $1.0 billion of non-convertible debt over a 3-year period.

We are also an SRC as defined in the Exchange Act. We may continue to be an SRC even after we are no longer an EGC. We may take advantage of certain of the scaled disclosures available to SRCs and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. Similar to EGCs, SRCs that are non-accelerated filers are exempt from the auditor attestation requirements of Section 404(b) of SOX.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. If some investors find our Class A common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired.

After completing this offering, we will be subject to a requirement, pursuant to Section 404 of SOX, to conduct an annual review and evaluation of our internal control over financial reporting and furnish a report by management on, among other things, our assessment of the effectiveness of our internal control over financial reporting each fiscal year beginning with the year following our first annual report required to be filed with the SEC. However, for as long as we are an EGC or an SRC that is a non-accelerated filer, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of SOX. Ensuring that we have adequate internal control over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that must be evaluated frequently. Establishing and maintaining these internal controls will be costly and may divert management’s attention.

If we fail to achieve and maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. If we do not adequately implement or comply with the requirements of Section 404 of SOX, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC, or suffer other adverse regulatory consequences, including penalties for violation of Nasdaq rules. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs to improve our internal control system, including the costs of the hiring of additional personnel. Any such action could negatively affect our business, financial condition, results of operations and/or cash flows and could also lead to a decline in the price of our Class A common stock.

The requirements of being a public company may require significant resources and divert management’s attention.

After we become a public company, we will be subject to certain ongoing reporting requirements. Compliance with these requirements will increase our compliance and audit costs, make some activities more difficult, time-consuming or costly and increase demands on our resources. The requirements may also make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified officers.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

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Risks Related to This Offering and Ownership of Our Class A Common Stock

We have broad discretion in how we use the proceeds of this offering and may not use them effectively.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering for working capital and general corporate purposes, which could include, without limitation, expenditures for technology development, sales and marketing activities, recruiting and retaining employees, providing initial capital and surplus for a captive insurance company and funding our insurance reserves, funding future strategic transactions and business opportunities, and to pay for contractual obligations and/or other corporate expenditures. See “Use of Proceeds” for additional information. Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that has a negative impact on our results of operations and/or financial condition.

There is no existing market for our Class A common stock, and we cannot ensure that one will ever develop or be sustained.

Prior to this offering there was no trading market for our Class A common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market for our Class A common stock or how liquid that market might become. The offering price for the shares of our Class A common stock has been determined by us in connection with this offering, which may not be indicative of the price that will prevail in any trading market following this offering. While we have applied to list our Class A common stock on [The Nasdaq Capital Market], if an active trading market does not develop or is not maintained, the market price and liquidity of our Class A common stock may be adversely affected. In that case, you may not be able to sell your Class A common stock shares at a particular time, at a favorable price or at all.

Our certificate of incorporation will have limitations on the liability of our directors, and we may have to indemnify our officers and directors in certain instances.

Our certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

●	breach of their duty of loyalty to us or our stockholders;
●	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
●	transactions for which the directors derived an improper personal benefit.

These limitations of liability will not apply to liabilities arising under the federal or state securities laws and will not affect the availability of equitable remedies, such as injunctive relief or rescission. Our bylaws provide that we will indemnify our directors, officers and employees to the fullest extent permitted by law. Our bylaws will also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding. We believe that these bylaw provisions are necessary to attract and retain qualified persons as directors and officers. The limitation of liability in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for a breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial condition may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

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Certain provisions in our charter documents and under Delaware law could limit attempts by our stockholders to replace or remove our board of directors or current management and limit the market price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing changes in our board of directors or management. Our certificate of incorporation and bylaws include provisions that:

●	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;
●	prohibit cumulative voting in the election of directors; and
●	reflect two classes of common stock, as discussed above.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing certain members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 144 of the Delaware General Corporate Law, which generally prohibit a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Our by-laws provide that the state courts of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation and bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our certificate of incorporation and bylaws will also provide that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe that these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these types of provisions to be inapplicable or unenforceable, and if a court were to find the exclusive forum provision in our certificate of incorporation and bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving any such dispute in other jurisdictions, which could materially adversely affect our business, financial condition, and/or results of operations.

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Our stock price may be volatile.

The trading price of our Class A common stock following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. The trading price of our Class A common stock following this offering will depend on several factors, including those described in this “Risk Factors” section, many of which are beyond our control and may or may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our Class A common stock because you might be unable to sell your shares at or above the price you paid in the offering or at all. Factors that could cause fluctuations in the trading price of our Class A common stock include, among many others:

●	changes to our industry, including demand and regulations;
●	our ability to compete successfully against current and future competitors;
●	competitive pricing pressures;
●	our incurrence of debt, which could be significant, and our ability to obtain sufficient liquidity to fund our operations and debt service requirements;
●	additions or departures of key personnel;
●	sales of our Class A common stock;
●	our ability to execute our business plan;
●	operating results, cash flows, and financial condition that fall below expectations;
●	our loss of any strategic relationship;
●	any major change in our management;
●	changes in accounting standards, procedures, guidelines, interpretations or principles; and/or
●	economic, geo-political and other external factors, such as inflation, a higher interest rate environment, or higher levels of unemployment.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political and market conditions, such as recessions, inflation, higher interest rates or higher unemployment rates, may seriously affect the market price of our Class A common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. If the market price of our Class A common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

If you purchase shares of our Class A common stock in our initial public offering, you will experience substantial and immediate dilution.

The initial public offering price will be substantially higher than the net tangible book value per share of our outstanding common stock immediately after completing this offering. Based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, if you purchase shares of Class A common stock in this offering, you will experience substantial and immediate dilution in the pro forma as adjusted net tangible book value per share of $             per share as of [_________], 2022. That is because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the Class A common stock that you acquire. For more information, see “Dilution” and “Description of Capital Stock—Common Stock—Additional Shares Issuable After this Offering.”

Substantial future sales of our Class A common stock, or the perception that such sales may occur, could depress the price of our Class A common stock.

Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Class A common stock and could impair our ability to raise capital through the sale of additional shares. The shares of our Class A common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our Class A common stock that may be held or acquired by our directors, executive officers and other affiliates (as that term is defined in the Securities Act), which may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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Our officers, directors and holders of 1% or more of our Class A Common Stock entered into separate agreements whereby, without the prior written consent of Boustead Securities, LLC, they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of our Class A common stock or any securities convertible into or exchangeable or exercisable for shares of our Class A common stock for a period of twelve months after the date of this prospectus with certain exceptions. See “Underwriting—No Sales of Common Stock” for additional information. After these lock-up agreements expire, additional shares of our Class A common stock may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth therein, of which           shares would be held by affiliates and subject to the volume and other restrictions of Rule 144 under the Securities Act.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our Class A common stock could be negatively affected.

Any trading market for our Class A common stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Class A common stock could be negatively affected. If we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise report on us unfavorably, or discontinue coverage of us, the market price and market trading volume of our Class A common stock could be negatively affected.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares of common stock from being added to these indices. As a result, our dual class capital structure (with each Class B share having, following the closing of this offering, 10 votes versus one vote for our Class A shares) would make us ineligible for inclusion in any of these indices, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices would not be investing in our Class A common stock. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from these indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments in our Class A common stock.

Our Directors, Officers and Principal Stockholders control the direction of our business and their ownership of our Class A common stock and Class B common stock will prevent you and other stockholders from influencing significant decisions.

Upon the closing of this offering, our directors, officers, and principal stockholders will own 8,100,000 shares of our Class B common stock and            shares of our Class A common stock, which together will represent approximately          of the combined voting power of both classes of our common stock outstanding immediately after this offering (or approximately             % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Our Class B common stock will have, following the closing of this offering, 10 votes per share, whereas our Class A common stock has and will continue to have one vote per share, and except as required by law and as otherwise provided in our certificate of incorporation, the shares of our Class A and Class B common stock will vote together as a single class on all matters submitted to stockholders. As long as this group of directors, officers, and principal stockholders continue to control a majority of the voting power of our outstanding common stock, they will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors, and, in turn, our senior management. Even if they were to control less than a majority of the voting power of our outstanding common stock, they collectively may be able to influence the outcome of such corporate actions so long as they own a significant portion of our common stock.

Investors in this offering will not be able to affect the outcome of any stockholder vote while such group of directors, officers, and principal stockholders control the majority of the voting power of our outstanding common stock. As a result, they will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;
●	any determinations with respect to mergers, business combinations or acquisitions or dispositions of our assets;
●	compensation and benefit programs and other human resources policy decisions;
●	the payment of dividends and other distributions on our common stock; and
●	determinations with respect to tax matters.

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Cautionary Note Regarding Forward-Looking Statements

This prospectus contains certain statements, which are not historical facts and are “forward-looking statements” within the meaning of federal securities laws. These forward-looking statements are subject to certain risks, trends and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. We use words, such as “could,” “would,” “may,” “might,” “will,” “expect,” “likely,” “believe,” “continue,” “anticipate,” “estimate,” “intend,” “plan,” “project” and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. For example, forward-looking statements include statements we make relating to:

●	our belief that we are in the early stages of capitalizing on the many potential revenue opportunities that exist across the expanding RVnGO platform;

●	our intention to become a specialty RV insurance company in the future;

●	our belief that trends in RV rental demand and consumer sentiment will combine to provide a robust and positive backdrop for the continued growth of the RV industry, including RV rentals and the services provided by the Company;

●	our belief that the effects of the COVID-19 pandemic on driving demand to rent RVs and generally increased interest in RVing will be long-lasting;

●	our expectation that, with the return of mass events, the demand for RVing will continue to be strong;

●	our expectation to have all of our operations centered around the United States this year, with expansion into Canada in coming years and possible expansion into Western Europe, Australia and New Zealand in the future;

●	our expectation that trends in the consolidation of the global travel industry will continue as companies attempt to strengthen or hold their market positions in a highly competitive industry;

●	our belief that both individual Hosts and fleet Hosts will be required to meet growing demand and that our focus on both types of Hosts uniquely positions us in the industry;

●	our estimates regarding the size of our addressable markets, market share and market trends;

●	our expectations regarding our ability to attract and retain Hosts and Guests;

●	our expectations regarding the continued improvement of our technology platform and product experience;

●	our ability to implement an efficient claims processing system;

●	our projected financial position and estimated cash burn rate;

●	our estimates regarding expenses, future revenues and capital requirements;

●	our ability to continue as a going concern;

●	our need to raise substantial additional capital to fund our operations;

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●	our ability to compete in the RV industry;

●	our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

●	the success of competing products or services that are or become available;

●	the effects of seasonal trends on our results of operations;

●	our ability to expand our organization to accommodate potential growth and our ability to retain and attract key personnel;

●	the potential for us to incur substantial costs resulting from lawsuits against us and the potential for these lawsuits to cause us to limit our commercialization of our products and services; and

●	our intended use of the net proceeds from this offering.

These and other forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions that are difficult to predict. Examples of such risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements made by us include, but are not limited, to those disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere this prospectus. Accordingly, any forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements, as well as cautionary statements elsewhere in this prospectus. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in our future filings with the SEC.

Factors other than those referred to above could also cause our results to differ materially from expected results. We caution you that the important factors referenced above may not contain all of the factors that are important to you. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove to be incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and should not be relied upon as representing our plans and expectations as of any subsequent date. Except as required by law, we undertake no obligation, and we specifically disclaim any intention or obligation, to update any forward-looking statement contained in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances, except as otherwise required by law. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We anticipate that subsequent events and developments may cause our plans, intentions and expectations to change.

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Use of Proceeds

We estimate that our net proceeds from the sale of our Class A common stock that we are offering in this prospectus will be approximately $           million, or approximately $           million if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, assuming an initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from our initial public offering by $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, which could include, without limitation, expenditures for research and development, sales and marketing activities, recruiting and retaining employees, providing initial capital and surplus for a captive insurance company and funding its insurance reserves, funding pending and future strategic transactions and other business opportunities, and to pay for contractual obligations and/or other corporate expenditures. Pending these uses, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

This expected use of the net proceeds from this offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

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Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with Delaware law governing the payment of lawful dividends, as well as covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements, contractual arrangements and other factors that our board of directors deems relevant.

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Capitalization

The table below shows our cash and cash equivalents and capitalization as of February 28, 2022:

●	on an actual basis;

●	on a pro forma basis to give effect to (1) the automatic conversion of the Convertible Notes into an aggregate of shares of our Class A common stock, the conversion of which will occur immediately prior to the completion of this offering; (ii) the Exchange Offer and (iii) the Corporate Reorganization;

●	on a pro forma as adjusted basis to additionally give effect to (1) the pro forma adjustment described above; and (2) the sale of shares of our Class A common stock in this offering, assuming an initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following information together with the information contained under the headings “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes appearing elsewhere in this prospectus.

As of February 28, 2022
	Actual	Pro Forma	Pro Forma As Adjusted
	(Unaudited)	(Unaudited)	(Unaudited)
Cash and cash equivalents	$	$	$

Debt:
Convertible Notes	$	$	$

Stockholders’ equity:
Series A common stock, $0.125 par value; 150,000,000 shares authorized and shares issued and outstanding, actual; no shares authorized and outstanding, pro forma; and no shares authorized and outstanding, pro forma, as adjusted
Series B common stock, no par value; 20,000,000 shares authorized and shares issued and outstanding, actual; no shares authorized and outstanding, pro forma; and no shares authorized and outstanding, pro forma, as adjusted
Class A common stock, $0.0001 par value; no shares authorized and outstanding, actual; 150,000,000 shares authorized and shares issued and outstanding, pro forma; and 150,000,000 shares authorized and shares issued and outstanding, pro forma, as adjusted
Class B common stock, $0.0001 par value; no shares authorized and outstanding, actual; 20,000,000 shares authorized and shares issued and outstanding, pro forma; and 20,000,000 shares authorized and shares issued and outstanding, pro forma, as adjusted
[Additional paid-in capital]

Total stockholders’ equity

Total capitalization	$	$	$

The number of shares of our Class A common stock and Class B common stock to be outstanding immediately after this offering is based on shares of our Class A common stock and shares of our Class B common stock outstanding as of    , 2022, and excludes the following:

●	[ ] shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that were outstanding as of , 2022, with a weighted-average exercise price of $0.29 per share, pursuant to the Incentive Compensation Plan;

●	[ ] shares of our Class A common stock issuable upon the exercise of warrants to purchase shares of our Class A common stock that were outstanding as of , 2022, with a weighted-average exercise price of $0.26 per share; and

●	[ ] shares of our Class A common stock reserved for future issuance under the Incentive Compensation Plan.

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Dilution

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our pro forma net tangible book value as of February 28, 2022 was $          million, or $         per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of February 28, 2022 on a pro forma basis.

After giving effect to the sale by us of          shares of Class A common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of February 28, 2022 would have been $         million, or $        per share. This amount represents an immediate dilution of $         per share to new investors purchasing Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors purchasing Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of February 28, 2022
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering		$
Dilution per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based upon the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $           per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $           per share and increase (decrease) the dilution to new investors by $            per share, in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full, our pro forma as adjusted net tangible book value would be $         per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $         per share.

The following table summarizes the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid and the weighted-average price per share paid to us by our existing stockholders and by new investors purchasing shares in this offering at the assumed initial public offering price of $            per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Weighted- Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors in this offering			%			%	$
Total		100.0%		$	100.0%

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A $1.00 increase (decrease) in the assumed initial public offering price of $           per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $            million and, in the case of an increase, would increase the percentage of total consideration paid by new investors to            % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors to               %, in each case assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full, existing stockholders would own           % and our new investors would own           % of the total number of shares of our Class A common stock outstanding upon the completion of this offering.

The number of shares of our Class A common stock and Class B common stock to be outstanding immediately after this offering is based on         shares of our Class A common stock and            shares of our Class B common stock outstanding as of         , 2022, and excludes the following:

●	[ ] shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that were outstanding as of , 2022, with a weighted-average exercise price of $0.29 per share, pursuant to the Incentive Compensation Plan;

●	[ ] shares of our Class A common stock issuable upon the exercise of warrants to purchase shares of our Class A common stock that were outstanding as of , 2022, with a weighted-average exercise price of $0.26 per share; and

●	[ ] shares of our Class A common stock reserved for future issuance under the Incentive Compensation Plan.

To the extent that options or other securities are issued under our equity incentive plans, or we issue additional shares of our Class A common stock or securities convertible into Class A common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible securities, the issuance of these securities could result in further dilution to our stockholders.

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Selected Historical Financial Data

The following selected historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included within this prospectus. The selected historical statements of operations data for the years ended November 30, 2021 and 2020 and the selected historical balance sheet data as of November 30, 2021 and 2020 presented below have been derived from our audited financial statements included elsewhere in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.

	For the Year Ended November 30,		Three Months Ended February 28,
	2021	2020	2022	2021
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Revenue	$338,967	$133,983
Cost of revenue	415,105	143,841
Gross profit (loss)	(76,138)	(9,858)
Operating expenses	(3,465,859)	(2,668,241)
Loss from operations	(3,541,997)	(2,678,099)
Other income (expense)	112,163	(27,712)
Loss before income taxes	(3,429,834)	(2,705,811)
Provision for income taxes	-	-
Net loss	$(3,429,834)	$(2,705,811)
Weighted average shares outstanding	43,663,795	36,962,143)
Net loss per share – basic and diluted	$(0.08)	$(0.07)

	As of November 30, 2021	As of February 28, 2022
	Actual	Actual	Pro Forma(1)	Pro Forma as Adjusted (2)(3)
		(Unaudited)
Balance Sheet Data:
Cash	$447,502	$	$	$
Working capital(4)	$479,000	$	$	$
Total assets	$1,050,120	$	$	$
Total liabilities	$564,870	$	$	$
Accumulated deficit	$(10,570,072)	$	$	$
Total equity	$485,250	$	$	$

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(1)	The pro forma column in the balance sheet data table above reflects (i) the conversion of 4,611,767 outstanding shares of our Class B common stock, of which 13,569,767 shares are outstanding as of November 30, 2021, into an aggregate of 4,611,767 shares of Class A common stock; (ii) the net issuance of shares of our Class A common stock upon the conversion of the Convertible Notes immediately prior to the closing of this initial public offering (based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus); (iii) stock-based compensation expense of [$ ] related to stock options granted under the Equity Plan for which the service-based vesting condition was satisfied or partially satisfied as of February 28, 2022, reflected as an increase to additional paid-in capital and accumulated deficit; and (iv) giving effect to [ ] warrants to purchase Class A common stock outstanding as of February 28, 2022.

(2)	The pro forma as adjusted column reflects: (i) the pro forma adjustments set forth in footnote (1) above; and (ii) the sale of shares of our Class A common stock in this offering at an assumed initial public offering price per share of $[ ], which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price per share of $ , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets, additional paid-in capital, and total stockholders’ equity by approximately $ million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets, additional paid-in capital, and total stockholders’ equity by approximately $ million, assuming that the initial public offering price per share remains at $ , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	We define working capital as current assets less current liabilities.

Key Business Metrics

We review the following key business metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies that may calculate similarly titled metrics in a different way.

	Fiscal year ended November 30
	2021	2020
Nights Booked (Unaudited)	6,547	2,572
Gross Bookings (Unaudited)	$1,442,469	$828,541
Revenue	$338,967	$133,983
Loss from operations	$(3,541,997)	$(2,678,099)

(1) Nights Booked on our platform in a period represents the sum of the total number of nights booked for rentals, net of cancellations and alterations that occurred in that period.

(2) Gross Bookings represents the dollar value of bookings on our platform in a period and is inclusive of Host earnings, service fees, cleaning fees, and taxes, net of cancellations and alterations that occurred during that period.

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The following quarterly information has not been audited or reviewed by the Company’s independent registered public accounting firm.

Quarterly Statements of Operations (Unaudited)

	Three Months Ended
	Feb 29, 2020	May 30, 2020	Aug 31, 2020	Nov 30, 2020	Feb 28, 2021	May 30, 2021	Aug 31, 2021	Nov 30, 2021

Revenue	$13,333	$5,257	$67,162	$48,229	$34,613	$80,999	$175,804	$47,549
Costs and expenses
Cost of revenue	24,025	25,756	61,320	32,739	46,073	55,301	55,678	258,052
Sales and marketing	185,473	125,772	239,261	241,004	204,792	225,880	381,026	496,692
General & administrative(1)	189,933	424,862	645,601	468,627	269,081	439,493	438,248	781,816
Research and development	27,132	39,050	29,024	52,498	40,883	43,354	55,797	88,794
Total costs and expenses	426,564	615,442	975,207	794,870	560,830	764,030	930,750	1,625,354
Income (loss) from operations	(413,231)	(610,185)	(908,044)	(746,640)	(526,217)	(683,031)	(754,945)	(1,577,804)
Net other income (expenses)	(0)	(7,200)	(11,135)	(9,376)	(498)	(2,450)	(580)	115,690
Net loss	$(413,230)	$(617,384)	$(919,179)	$(756,016)	$(526,714)	$(685,480)	$(755,525)	$(1,462,114)

Quarterly Statement of Operations, as a Percent of Revenue (Unaudited)

	Three Months Ended
	Feb 29, 2020	May 30, 2020	Aug 31, 2020	Nov 30, 2020	Feb 28, 2021	May 30, 2021	Aug 31, 2021	Nov 30, 2021

Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses
Cost of revenue	180	490	91	68	133	68	32	543
Sales and marketing	1,391	2,392	356	500	592	279	217	1,045
General & administrative	1,424	8,081	961	981	777	543	249	1,644
Research and development	203	743	43	109	118	54	32	187
Total costs and expenses	3,199	11,706	1,452	1,648	1,620	943	529	3,418
Income (loss) from operations	(3,099)	(11,606)	(1,352)	(1,548)	(1,520)	(843)	(429)	(3,318)
Net other income (expenses)	0	(137)	(17)	(19)	(1)	(3)	0	243
Net loss	(3,099)%	(11,744)%	(1,369)%	(1,568)%	(1,522)%	(846)%	(430)%	(3,075)%

Quarterly Key Business Metrics (Unaudited)

	Three Months Ended
	Feb 29, 2020	May 30, 2020	Aug 31, 2020	Nov 30, 2020	Feb 28, 2021	May 30, 2021	Aug 31, 2021	Nov 30, 2021

Nights Booked	192	230	1,139	1,011	681	1,356	2,503	2,007
Gross Bookings	$34,888	$34,122	$438,821	$320,706	$117,572	$308,548	$675,030	$341,316

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information included under “Business” and our financial statements and the accompanying notes included elsewhere in this prospectus. The discussion and analysis below are based on comparisons between our historical financial data for different periods and include certain forward-looking statements about our business, operations and financial performance. These forward-looking statements are subject to risks, uncertainties, assumptions and other factors described in “Risk Factors.” Our actual results may differ materially from those expressed in, or implied by, those forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview of RVnGO

We believe in bringing people together and we are doing it with a free person-to-person software platform for recreational vehicle rentals.

We believe in bringing people closer together and we are doing it with a free peer-to-peer (or person-to-person) marketplace, and an “Insurtech” solution for recreational vehicle (“RV”) rentals, similar to Airbnb, but for RVs. Basically, we are building a specialty RV company through a unique and differentiated channel to market with a view to becoming a specialty RV insurance company in the future. Our features include:

●	A free peer-to-peer platform with no listing or hosting fees.
●	Complete business solution for an RV rental business, whether you have a fleet of one or 100 RVs.
●	Compelling value-added services, like RV rental insurance, which is required for every transaction.

We conduct our business through our website www.RVnGO.com. We provide the software and access to customers desired by people who want to rent out their RVs, who we designate as “Hosts.” We also make it easy for people who want to rent RVs, who we designate as “Guests,” to find exactly what they are looking for and book the RV as easily as they would any other rental vehicle. We then provide peace-of-mind to both our Hosts and Guests, by providing insurance on every rental transaction, and other optional add-ons such as 24/7 roadside assistance.

We created a complete business platform including listing, lead generation, eCommerce solution, booking calendar, customer management and fleet management tools. We give the small business operator the software and access to markets and customers they need to run their RV rental business, and we made it all free to the Host. We also flipped the economics by removing the need for Hosts to carry commercial RV rental insurance with monthly premiums paid by the Host (the just carry regular insurance for personal use when the RV is not being rented), having the Guest pay for the coverage provided to both the Host and Guest with a nightly rental insurance fee instead.

We created an insurance product designed to change the economics of renting RVs, moving from monthly premiums paid by Hosts to nightly insurance fees paid by Guests. Nearly half of our transactions in the summer of 2021 were ‘insurance only’, meaning the Host originated the transaction and then processed the transaction through RVnGO for just the insurance component. In addition, our loss rates from insurance claims from our Hosts and Guests are better than the average loss rates in the auto insurance industry generally.

We currently generate revenues primarily from providing compelling, value-added services to transactions like RV rental insurance, which is required, and optional 24/7 roadside assistance. We believe that we are in the early stages of capitalizing on the many potential revenue opportunities that exist across the expanding RVnGO platform, which includes our registered Guests, RVs listed for sale and for rent, and our Hosts, including fleets, using our platform to run their RV rental businesses.

Before the COVID-19 pandemic, there was strong demand for RV rentals, and the RV rental industry was in an under-supply situation, with the demand for RVs exceeding the supply and most Hosts were in a sellout situation (taking into account time needed to repair, maintain and turn over RVs between rentals). Further, management believes the following trends combine to provide a robust and positive backdrop for the continued growth of the RV industry, including RV rentals and the services provided by the Company:

●	Before the COVID-19 pandemic, based on our own estimates and our sources in the United States RV rental industry, we estimated there was demand for up to $35 billion annually in RV rental transactions, swamping the then-existing 200,000-unit fleet that met only $5 billion of that demand annually.

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●	Currently, there are between one to ten million searches every month for the keyword ‘RV rental’ and closely related keywords according to Google keyword search trends (www.trends.google.com) over the last twelve months.
●	Management believes that no one in the current market processes more than 5% of RV rental transactions directly or indirectly. The largest fleet operator is Cruise America, with an estimated 5,000 units.
●	The United States is estimated to represent about half of the market worldwide for RVs.
●	In a 2021 study conducted by IPSOS for GoRVing, “RV Owner Demographic Profile Study”, including general interest and purchase intentions, particularly from more youthful demographics such as Millennials and more traditional demographic groups associated with RVing, provide a positive long-term outlook for the RV industry.

Key Business Metrics

We track the following key business metrics to evaluate our performance, identify trends, formulate financial projections, and make strategic decisions. Accordingly, we believe that these key business metrics provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team. These key business metrics are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled metrics or measures presented by other companies.

Nights Booked

Nights Booked is a key measure of the scale of our platform, which in turn drives our financial performance. Nights Booked on our platform in a period represents the sum of the total number of nights booked for RV rentals, net of cancellations and alterations that occurred in that period. For example, a booking made on February 15 would be reflected in Nights Booked for our quarter ended February 28. If, in the example, the booking was canceled on May 15, Nights Booked would be reduced by the cancellation for our quarter ended May 30. A night can include one or more Guests in one RV which may have accommodations for multiple Guests.

In 2021, we had 6,547 Nights Booked, 255% higher from 2,572 Nights Booked in 2020, which was 443% higher from 580 in 2019. Nights Booked grows as we attract new Hosts and Guests to our platform and as repeat Guests increase their activity on our platform.

We experience seasonality in the number of Nights Booked. Typically, the third and fourth quarters of the year each have higher Nights Booked than the first two, as Guests plan for travel during the peak travel season, which is in the third and fourth quarters for the United States. Our bookings can also be impacted by the timing of holidays and other events as described in the subsection titled “— Key Factors Affecting Our Performance — Seasonality” below.

In 2020, our Nights Booked increased from prior levels, which we believe was significantly due, in part, to the COVID-19 pandemic, with more people gravitating toward vacation experiences within driving distance of their homes. Further detail is presented in the subsection titled “—Recent Developments” below.

Gross Bookings

Gross bookings represent the dollar value of bookings on our platform in a period and is inclusive of Host earnings, service fees, cleaning fees, and taxes, net of cancellations and alterations that occurred during that period. The timing of recording gross bookings and any related cancellations is similar to that described in the subsection titled “— Key Business Metrics — Nights Booked” above. Revenue from the booking is recognized upon check-in; accordingly, gross bookings is a leading indicator of revenue. The entire amount of a booking is reflected in gross bookings during the quarter in which booking occurs, whether the Guest pays the entire amount of the booking upfront or elects to defer the balance until it is due by paying a booking deposit.

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We experience seasonality in our gross bookings that is consistent with the seasonality of Nights Booked. In 2021, Guests booked stays on average 16 days before check-in although there is variability based on seasonality and geography, compared to only 10 days before check-in in 2020. The average number of days between a booking and check-in tends to be shortest in the third quarter, as this represents the peak travel period in the United States, and longest in the first quarter.

We have experienced significant growth in the number of Hosts listing on our platform and number of Guests since the COVID-19 pandemic began, resulting in strong year-over-year growth rates in both Nights Booked and associated gross bookings.

The table below summarizes our financial metrics and non-financial metrics for our fiscal years in 2021 and 2020.

	Fiscal Year Ended November 30
	2021	2020
Nights booked (Unaudited)	6,547	2,572
Gross bookings (Unaudited)	$1,442,469	$828,541
Revenue	$338,967	$133,983
Loss from operations	$(3,541,997)	$(2,678,099)

Impact of COVID-19

The unprecedented and rapid spread of COVID-19 and the ongoing and prolonged government lockdown restrictions and social distancing measures implemented throughout the world have significantly impacted our business performance both positively and negatively. In response to the COVID-19 pandemic, we took decisive actions to help protect our employees. As a result, we sent our team members home on March 16, 2020 to work from home, and we have remained in a remote posture since. We have had employees diagnosed with the virus; fortunately, none were hospitalized although some have suffered symptoms for a protracted period.

The COVID-19 outbreak initially caused material harm to our businesses in March and April 2020 with investors that were considering an investment in RVnGO deferring any consideration. Starting in March 2020, industry tradeshows and industry events were cancelled as a consequence of the COVID-19 pandemic and related government responses, making it more difficult to promote our platform and services to our customers, particularly RV owners and RV rental fleet operators. Festivals and large public gatherings were also cancelled starting in March 2020, reducing the demand for RVing and RV rentals normally associated with those events. Further, reservations and trips already booked on our site were being cancelled wholesale, which required us to refund deposits. In April 2020, we were also forced to lay off a number of employees, apply temporary salary reductions and actively manage our cash outflows and operating expenses.

In May 2020, we began to see a dramatic reversal in consumer demand for RV rentals and our services. With the COVID-19-related restrictions that were placed on the travel industry, including hotels, cruise lines and similar forms of accommodation, RVs were seen as a safe and attractive alternative. Traffic to our site rebounded in May 2020 and continued to increase rapidly through the summer. According to Ahrefs.com, our organic traffic increased nine-fold from May 1, 2020 to September 1, 2020. Further, in the fall of 2021, we saw a partial resumption of tradeshows and in-person events while others have not yet resumed. Festivals and large public gatherings also started to resume to a limited extent in the summer and fall of 2021, resulting in some of the demand for RV rentals associated with those events returning. Since the start of the pandemic, we estimate from analytics provided by Ahrefs.com that our organic traffic has increased from about 500 organic users a month to more than 100,000 a month, with spot highs of more than 185,000. As a result, we saw a sixteen-fold increase in gross bookings and four-fold increase in revenue in fiscal year 2020 compared to fiscal year 2019, and nearly doubling again our revenue in fiscal year 2021 compared to fiscal year 2020. Gross profits also increased ten-fold in fiscal year 2020 compared to fiscal year 2019 and over two-fold again in fiscal year of 2021 compared to fiscal year 2020.

More recently, new variants of COVID-19 such as the Delta and Omicron variants, that are significantly more contagious than previous strains, have emerged. The spread of these new strains are causing many government authorities and businesses to reimplement prior restrictions, or impose new restrictions, in an effort to lessen the spread of COVID-19 and its variants. Accordingly, while the COVID-19 pandemic has generally had a positive impact on our business since May 2020, such variants could once again cause serious disruption to our business and operations.

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We continue to monitor the evolving situation caused by the COVID-19 pandemic, and we may take further actions required by governmental authorities or that we determine are prudent to support the well-being of our employees, customers, business partners and others. The degree to which the COVID-19 pandemic impacts our operations, business, financial results, liquidity, and financial condition will depend on future pandemic-related developments, which are highly uncertain, continuously evolving and cannot be predicted. This includes, but is not limited to, the duration and spread of the pandemic; its severity; the emergence and severity of its variants; the actions to contain the virus or treat its impact, such as the availability and efficacy of vaccines (particularly with respect to emerging strains of the virus) and potential hesitancy to utilize them; and how quickly and to what extent normal economic and operating conditions can resume. Adverse economic and market conditions as a result of COVID-19, such as increased inflation, could also adversely affect the demand for RV rentals and our services.

In June 2020, the Company received a PPP (Payroll Protection Program) Loan from Wells Fargo Bank NA under the program established by the Federal government of the United States of America to provide economic stimulus in reaction to the COVID-19 pandemic. In the fourth quarter of fiscal year 2021, the Company was granted forgiveness of the PPP loan under the terms of the program. See “—Liquidity and Capital Resources” for additional information.

Refer to the section entitled “Risks Factors” in this prospectus for additional risks we face due to the COVID-19 pandemic.

Key Factors Affecting Our Performance

Ability to Attract and Retain Hosts

Hosts are the foundation of our community. We are focused on continuing to grow and retain the number of Hosts who choose to list their RVs on our platform, which is critical to our long-term success.

We grow our gross bookings by attracting new Hosts who add RV rental listings to our platform and by increasing the number of nights that are available to book. As of February 28, 2022, we had over 2,100 individual Hosts on our platform and over 475 rental fleet operators (we define a fleet operator as anyone that lists more than one RV for rent), including the third largest rental fleet in the United States (Road Bear) and the second largest rental fleet (El Monte). We believe the marketplace is highly fragmented, and we are aware of only three rental fleet operators with fleets of more than 1,000 RV rental units. In 2021, we had an increase of 182% in Hosts over 2020, and in 2020 we increased the number of Hosts by 163% over 2019. We believe the growth in our Hosts and their listings highlights our growth in the person-to-person RV rental marketplace and which does not require us to make significant investments in fixed assets, real estate, service centers nor RV rental inventory.

In particular, our platform unlocks the potential for Hosts to share their RVs and earn income in a way that was previously not possible and for Guests to visit places through their RV rentals. We have designed our platform to provide a complete business solution for a Host that wants to rent their RV and earn income from it by providing them an easy way to list their RVs, sending them customers that come to our platform and find their RV for rent, giving them a booking calendar and an eCommerce solution to process transactions, and also giving them fleet management and customer management tools, all for free. We also transformed the economics of renting our RVs by not only providing them a complete business solution for free, but also removing the need to procure and pay a monthly premium for commercial auto-liability rental insurance.

We attract new individual Hosts predominantly through organic channels such as word of mouth, social media channels and affinity groups, and our increasing brand recognition. We focus on describing the benefits of hosting to existing and potential individual Hosts and making onboarding of their listings as seamless as possible. We enable individual Hosts to increase bookings by empowering them with information and tools to optimize their listings, including scheduling, integrated payments, community support, host protection insurance, and reviews.

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We also attract listings from professional Hosts or fleet operators that leverage our platform and tools to run their RV rental business. These Hosts expand the types of listings available to our Guests. We provide professional Hosts with information and tools to optimize their listings, including scheduling, integrations with their own web site, integrated payments, community support, Host protection programs, fleet management tools, customer management tools, and reviews. We attract professional Hosts or fleet operators through direct sales with our sales team, participating in industry groups like the Recreational Vehicle Dealers Association, and its subgroup the Recreational Vehicle Rental Association, and exhibiting at related events and trade shows. We onboard these Hosts through our customer success team which helps them list their fleets and educates them on the business solutions available on the platform. The ultimate goal of our Customer Success team is to have professional Hosts, who currently originate a significant portion of their own bookings through their own legacy business, their own web site and listings on social media or other platforms like Craigslist or Facebook marketplace, to fully adopt our business solution, which includes RV rental insurance. In doing so, we believe Hosts can significantly increase their profits, streamline their operations and booking processes, and save time, allowing them to focus on creating a great RVing experience for their Guests. Hosts processing all their transactions through our platform is a key driver for increasing our gross bookings.

Ability to Attract and Retain Guests

We have demonstrated an ability to continue to grow the number of Guests who are active on our platform, and as of February 28, 2022, we had over 33,000 Guests on our platform (i.e., users that had created an account and verified their email and phone number with us). During 2021, we had 17,985 new registered users, which represented an increase of 158% over 2020. In 2020 compared to 2019, our new registered users grew by 750%.

We grow gross bookings by attracting new Guests to book stays on our platform and through past Guests who return to our platform to make new bookings. We attract most Guests directly or through unpaid channels. In 2021, approximately 76% of all traffic to RVnGO came organically through direct or unpaid channels, reflecting the strength of our brand. We have also used paid performance marketing, for example on search terms including ‘RVnGO,’ ‘RV rentals’ and related modifiers like ‘RV rentals near me’ or a certain city, to attract Guests. Our strategy is to increase brand marketing and use the strength of our brand to attract more Guests via direct or unpaid channels and to decrease our performance marketing spend over time as our organic traffic continues to build.

Investments in Technology

We are investing significant resources in our technology architecture and infrastructure. These improvements enable our engineers to use the latest tools and technologies to build new products and features. In 2020 and 2021, we made significant investments to enhance the underlying architecture and scalability of our platform by upgrading our systems and improving our system architecture and enhancing the user experience and the workflows to book an RV or to manage their RV rental business on RVnGO. Our continued improvement of our technology platform and product experience is paramount to our user experience, driving our ability to attract and retain Hosts and Guests, improve the rate of booking for new and returning Guests, and generate revenue. As such, we will continue to invest in our technology platform.

Seasonality

Our business is seasonal, reflecting typical travel behavior patterns over the course of the calendar year. In a typical year, the third quarter has the highest Nights Booked followed by the fourth quarter, the first and second quarters are the offseason in North America and have the least number of Nights Booked. Our gross bookings and revenue can also be impacted by the timing of holidays and other events such as popular RV events and festivals that shift or change dates. We experience seasonality in our gross bookings that is consistent with the seasonality of Nights Booked. Revenue has historically been, and is expected to continue to be, highest in the third quarter when we have the most check-ins, which is the point at which we recognize revenue. Seasonality also affects our expenses with most of our paid marketing (such as digital marketing ads on search engines or banner ads) coming in the first and second quarters, when our gross bookings are lowest, to attract Guests who are planning their vacations in the upcoming third quarter.

Our costs are relatively fixed across quarters other than increased marketing (relative to gross bookings) in the first two quarters or vary in line with the volume of transactions.

Our quarterly results illustrate the seasonality of our business, and in particular our cost of revenue declined as a percent of revenue as the business scaled in the summer of 2021, representing 68% and 32% of revenue in the second and third quarters of 2021, respectively. Payments for insurance and damage claims are recorded in the quarter in which they are settled or realized under our cost of revenue, resulting in some claims that occurred with rentals in the second and third quarters being realized in the fourth quarter when revenues also in the past have decreased due to seasonality.

The following quarterly information has not been audited or reviewed by the Company’s independent registered public accounting firm.

Quarterly Statements of Operations (Unaudited)

	Three Months Ended
	Feb 29, 2020	May 30, 2020	Aug 31, 2020	Nov 30, 2020	Feb 28, 2021	May 30, 2021	Aug 31, 2021	Nov 30, 2021

Revenue	$13,333	$5,257	$67,162	$48,229	$34,613	$80,999	$175,804	$47,549
Costs and expenses
Cost of revenue	24,025	25,756	61,320	32,739	46,073	55,301	55,678	258,052
Sales and marketing	185,473	125,772	239,261	241,004	204,792	225,880	381,026	496,692
General & administrative(1)	189,933	424,862	645,601	468,627	269,081	439,493	438,248	781,816
Research and development	27,132	39,050	29,024	52,498	40,883	43,354	55,797	88,794
Total costs and expenses	426,564	615,442	975,207	794,870	560,830	764,030	930,750	1,625,354
Income (loss) from operations	(413,231)	(610,185)	(908,044)	(746,640)	(526,217)	(683,031)	(754,945)	(1,577,804)
Other income (expenses), net	0	(7,200)	(11,135)	(9,376)	(498)	(2,450)	(580)	115,690
Net loss	$(413,231)	$(617,385)	$(919,179)	$(756,016)	$(526,714)	$(685,480)	$(755,525)	$(1,462,114)

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Quarterly Statement of Operations, as a Percent of Revenue (Unaudited)

	Three Months Ended
	Feb 29, 2020	May 30, 2020	Aug 31, 2020	Nov 30, 2020	Feb 28, 2021	May 30, 2021	Aug 31, 2021	Nov 30, 2021

Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses
Cost of revenue	180	490	91	68	133	68	32	543
Sales and marketing	1,391	2,392	356	500	592	279	217	1,045
General & administrative	1,424	8,081	961	981	777	543	249	1,644
Research and development	203	743	43	109	118	54	32	187
Total costs and expenses	3,199	11,706	1,452	1,648	1,620	943	529	3,418
Income (loss) from operations	(3,099)	(11,606)	(1,352)	(1,548)	(1,520)	(843)	(429)	(3,318)
Other income (expenses), net	0	(137)	(17)	(19)	(1)	(3)	0	243
Net loss	(3,099)%	(11,743)%	(1,369)%	(1,568)%	(1,522)%	(846)%	(430)%	(3,075)%

Quarterly Key Business Metrics (Unaudited)

	Three Months Ended
	Feb 29, 2020	May 30, 2020	Aug 31, 2020	Nov 30, 2020	Feb 28, 2021	May 30, 2021	Aug 31, 2021	Nov 30, 2021

Nights Booked	192	230	1,139	1,011	681	1,356	2,503	2,007
Gross Bookings	$34,888	$34,122	$438,821	$320,706	$117,572	$308,548	$675,030	$341,316

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Insurance Processing and Administration

A component of our business is managing the insurance products that are offered through RVnGO to insure the RV rental. We insure RV rental transactions through a brokered policy with our insurance underwriter, Crum & Forster, that are admitted carriers and permitted to provide auto liability for RVs registered in all states of the United States except the State of New York (consequently, we do not insure RV rentals that originate in the State of New York for RVs that are registered in that State). We also provide claims administration services, which includes damage assessments. If claims result from accidents, we record an expense for the amount of the claim. If there are more accidents than anticipated or if the damage claims for those accidents are more than anticipated, this could affect our expected results and financial reserves. Also, we are implementing what we believe will be an efficient claims processing system, but if processing claims is more difficult than expected, our expenses could increase and our reputation with our customers could suffer.

Components of Our Results of Operations

Revenues

We recognize revenue in accordance with the Revenue Recognition (Topic 606) issued by the Financial Accounting Standards Board (“FASB 606”). Revenue is recognized during the fiscal period in which the transaction takes place, defined as when the Guest checks-in and accepts the RV rental under the reservation. Components of revenue include (i) roadside assistance fees, (ii) nightly RV rental insurance fees and (iii) processing fees of 3% of the total transaction charged to the Guest.

Cost of Revenue

Our cost of revenue includes the fees we incur to a third party that provides our roadside assistance services, our insurance premiums from our insurance underwriter that underwrites our nightly RV rental insurance program, RV property damage claims expense, and merchant banking expenses. We recognize those costs when incurred.

On a quarterly basis, our costs of revenue as a percent of revenue are lowest in the second and third quarters as the business increases during the peak season. Expenses for insurance and damage claims are recorded in the quarter in which the loss occurred or realized under our cost of revenue. Due to the timing related to the payment of the claim, payments may occur outside of the period in which the claim was incurred.

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For instance, if the rental was for $150, plus $10 in cleaning fees, plus $16 in taxes we collected on behalf of the Host (based on an assumed 10% tax rate on the services they provided) plus $60 insurance and $12 for roadside assistance, Gross Bookings, revenue and cost of revenue would be as follows:

●	Gross Bookings = $255.44 = ($150+$10+$16+$60+$12) x 1.03 (3% transaction fee)

●	Less: Host Fees Paid Out = $176 = $150+10+16

●	Revenue = $79.44

●	Less Cost of Revenue = $32 = Merchant banking expenses + underwriting expenses + cost to provide roadside assistance + production expenses + claims expenses

●	Gross Margin = $47.44 (Revenue less Cost of Revenue )

Operating expenses

Operating expenses consist of expenses that are associated or correlated with our revenue-generating activities. All costs are expensed in the period in which the related revenues are recognized. The operating expenses for each of our segments is below:

Sales and Marketing Expenses

Payroll

Our largest functional group is our sales and marketing organization, consisting of eight full-time team members. We record our payroll expenses for those team members here (excluding benefits, workers compensation payments and withholding taxes, which are recorded in General & Administrative Expenses). We also rely heavily on marketing consultants to provide us services specializing in digital marketing, particularly in organic web site generation (SEO or search engine optimization) and digital marketing (SEM or search engine marketing and programmatic marketing).

Advertising and Promotion

Our advertising and promotion budget will continue to be one of the largest budgets for operating expenditures. We invest heavily in digital marketing channels to build our brand and drive traffic to our platform in (i) search engine optimization, so we rank highly on internet search engines such as Google and Microsoft for users looking for RVs to rent, including extensive efforts to create relevant materials such as articles, reviews, and blogs that drive organic traffic, (ii) search engine marketing, including bidding on keyword advertisements for users searching for RVs to rent, and (iii) social media marketing to users and groups that are interested in RVs on social media platforms like Facebook, Instagram, Pinterest and others.

We also invest significantly in traditional marketing channels, such as print publication relevant to our target audiences, and TV shows. We currently have a five-year sponsorship program with “The RVers”, a reality TV show about RVing broadcast on the Discovery Channel, National Geographic, the network of PBS stations and other networks. In the fourth quarter of fiscal year 2021, we also entered into a three-year marketing license and sponsorship agreement for four race weekends with three raceways that host NASCAR races in Phoenix, Arizona, Fontana, California, and Miami, Florida, with the expenses accrued monthly. We believe the sponsorship agreement provides an opportunity to build brand awareness among current and potential customers by strengthening the relationships we have with our customers, in particular our top Hosts, and creating unique race week packages for Guests. We continue to evaluate a potential expansion of the scope of the sponsorship agreement, including adding more events and expanding our presence at those events, which would result in increased marketing expenses. Additionally, we plan significant expansion in content and affiliate marketing and even larger increases in our digital marketing budgets in 2022, including search engine marketing, display or banner ads, social media marketing, and targeted or programmatical marketing and remarketing.

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Trade Shows and other Marketing Expenses

We did not attend any trade shows after the second quarter of 2020 until in-person events resumed in the fourth quarter of 2021. We attend and exhibit annually at the Recreational Vehicle Dealers Association tradeshow, normally held in Las Vegas, which is a leading trade show in our industry for independent RV rental and sales fleet operators. As these events begin to resume, we expect to also resume attending these events which we will increase our expenses related to tradeshows and other marketing events.

General and Administrative Expenses

Payroll & Payroll Taxes and Benefits

Our general and administrative payroll reflects the salaries of our executive and management teams, and our call center and concierge teams. We record the expenses for all our team members in general and administrative, even if they are in another segment, for employee benefits, withholding taxes, workers compensation payments and other employee related expenses that are not salary and bonuses. We also record stock-based compensation expenses for all employees under general and administrative expenses. On August 1, 2020, we introduced medical, dental and other health and well-being benefits to all of our team members. We believe this is an important milestone for the Company, enabling us to attract and retain high performing team members and bring more talent to the organization.

Legal, Professional and Consulting Services

We continue to rely heavily on consulting services to provide advice and services in areas of specialization that the Company does not normally employ, such as legal, accounting, and insurance consulting services. We also record fees and other expenses related to our capital raising efforts here.

Rent & Lease

With the stay-at-home orders due to the COVID-19 pandemic, we moved to a distributed work from home model. We found team members remained productive working from home, and not being tied to a set office space provided flexibility to our growth and staffing plans by allowing us to hire talented team members throughout the United States best suited for an open position. We plan to continue to maintain a distributed organization that primarily works from home for the foreseeable future. We are currently in an office share arrangement in Phoenix, Arizona, with our own dedicated office of approximately 400 square feet that team members share when they come into the office. Pursuant to this arrangement, we have access to shared office space, meeting rooms and boardrooms. The arrangement is terminable by us for any reason with 30 days’ notice, has nominal monthly fees of less than $1,500, is easily expandable or contractable based on our space needs, and we are not responsible for any common costs or utilities. Team members working in other cities have the option to also rent shared office space that is convenient to their location. We have found that we have not lost productivity working remotely as long as there are meeting rooms available if two or more employees need to meet in person. Renting flexible office space also lets us expand as needed.

Insurance Operations

Expenses associated with our insurance operations are classified and reported under General and Administrative Expenses. Payroll expenditures for team members whose primary function is within insurance operations are recorded under this category and costs associated with processing claims like damage assessments. Actual claims payouts that we are responsible for, including reserves for pending claims that we deem prudent are recorded in costs of revenue.

Research and Development

Expenditures primarily reflect our research and development team member payroll, which includes the payroll for our programmers, quality and assurance testers and development consultants (excluding benefits and employment related expenses that are not salary and bonus payments — those expenses are aggregated and reported in the General & Administrative Benefits). We also record expenses for software and services used in our development and research efforts.

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Intangible Assets Impairment

We periodically review the carrying values of finite lived intangible assets and other long-lived assets. When circumstances indicate that an impairment of value may have occurred, we test such assets for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of such assets and their eventual disposition to their carrying amounts. We recognize an impairment loss for the amount by which the carrying amount exceeds the asset’s fair value.

Amortization

Amortization expenses include capitalized software development costs, which are amortized over an estimated useful life of three years.

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Fiscal Year Ended November 30
	2021	2020
Statements of Operations Data:
Revenue	$338,967	$133,983
Costs and expenses
Cost of revenue	415,105	143,841
Sales and marketing	1,308,392	791,512
General and administrative(1)	1,928,637	1,729,022
Research and development	228,830	147,707

Total costs and expenses	3,880,964	2,812,082
Loss from operations	(3,541,997)	(2,678,099)
Other income (expense), net	112,163	(27,712)
Net loss	$(3,429,834)	$(2,705,811)

(1)	Includes stock-based compensation for employees and consultants recorded under general and administrative expenses as follows:

	Fiscal Year Ended November 30
	2021	2020
General and administrative
Total stock-based compensation expenses	$1,261,160	$1,212,218

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The following table sets forth the components of our statements of operations for each of the periods presented as a percentage of revenue:

	Fiscal Year Ended November 30
	2021	2020
Statements of Operations Data:
Revenue	100.0%	100.0%

Costs and expenses
Cost of revenue	122.5	107.4
Sales and marketing	386.0	590.8
General and administrative	569.0	1,290.5
Research and development	67.5	110.2

Total costs and expenses	1,145.0	2,098.9
Income (loss) from operations	(1,045.0)	(1,998.9)
Other income (expense), net	33.1	(20.7)
Net loss	(1,011.9)%	(2,019.6)%

Results of Operations

Three Months Ended February 28, 2022 Compared to Three Months Ended February 28, 2021

Revenue

Three Months Ended
	Feb 28, 2022	Feb 28, 2021
Revenue	$	$

For the three months ended February 28, 2022, compared to the three months ended February 28, 2021. Revenue increased $       , or         %, in three months ended February 28, 2022, compared to the three months ended February 28, 2021, almost entirely due to a % increase in the number of check-ins related to Nights Booked on our platform.

Cost of Revenue

Three Months Ended
	Feb 28, 2022		Feb 28, 2021
Cost of revenue	$		$
Percentage of revenue		%		%

For the three months ended February 28, 2022, compared to the three months ended February 28, 2021. Cost of revenue increased $        , or         %, in three months ended February 28, 2022, compared to the three months ended February 28, 2021. The increase was in line with our increase in revenue and includes underwriting fees and claims payouts, payment processing costs, consisting of merchant fees and chargebacks, data hosting services, other third-party service providers and technologies to support our platform.

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Sales and Marketing

Three Months Ended
	Feb 28, 2022		Feb 28, 2021
Advertising and promotion	$		$
Total sales and marketing	$		$
Percentage of revenue		%		%

For the three months ended February 28, 2022, compared to the three months ended February 28, 2021. Sales and marketing expenses increased in three months ended February 28, 2022, compared to the three months ended February 28, 2021 by $         or         %, including a $    increase in advertising and promotion, a % increase. Advertising and promotion includes all of our marketing efforts including digital marketing on search engines, social media advertising, mass media advertising on television and print publication and events including tradeshows and event promotions. Total sales and marketing includes all of our sales and marketing expenses including payroll for our sales and marketing teams.

General and Administrative

Three Months Ended
	Feb 28, 2022		Feb 28, 2021
General and administrative	$		$
Percentage of revenue		%		%

For the three months ended February 28, 2022, compared to the three months ended February 28, 2021. General and administrative expenses increased in three months ended February 28, 2022, compared to the three months ended February 28, 2021 by $        , a          % increase, and includes administrative and executive salaries, expenses associated with our call center including salaries, and employee taxes, workers compensation and benefits for all of our employees.

Research & Development

Three Months Ended
	Feb 28, 2022		Feb 28, 2021
Research and development	$		$
Percent of revenue		%		%

For the three months ended February 28, 2022, compared to the three months ended February 28, 2021. Our research and development costs in three months ended February 28, 2022, compared to the three months ended February 28, 2021 increased by $        or        %, primarily due to hiring additional developers to continue to build and improve our platform.

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Other Income and Expenses

Three Months Ended
	Feb 28, 2022		Feb 28, 2021
Other income (expense), net	$		$
Percent of revenue		%

For the three months ended February 28, 2022, compared to the three months ended February 28, 2021. Our other income and expenses in three months ended February 28, 2022, compared to the three months ended February 28, 2021 increased by $        or          %, primarily due to the forgiveness of our PPP loan under the United States Government program to financially assist small businesses during the COVID-19 pandemic, and also includes expenses associated with our financing activities, gain or loss on the disposition of assets, amortization and interest paid.

For the Fiscal Years Ended November 30, 2021 Compared to Fiscal Year Ended November 30, 2020

Revenue

	Fiscal Year Ended November 30
	2021	2020
Revenue	$338,967	$133,983

2021 Compared to 2020. Revenue increased $209,984, or 153%, in 2021 compared to 2020, almost entirely due to a 255% increase in the number of check-ins related to Nights Booked on our platform and is due to a growth in user traffic to our platform and a growing number of Hosts that have listed RVs for rent on RVnGO. Unaudited gross bookings per night, declined 32% in 2021 compared to 2020 from $322 to $220 per night, illustrating the return to pre-COVID-19 pricing, while revenue per night decreased less than 1% from $52.09 in 2020 to $51.77 in 2021, reflecting a product mix with a return to more expensive RVs being rented in 2021 compared to 2020.

Cost of Revenue

	Fiscal Year Ended November 30
	2021	2020
Cost of revenue	$415,105	$143,841
Percentage of revenue	122.5%	107.4%

2021 Compared to 2020. Cost of revenue increased $271,264, or 189%, in 2021 compared to 2020. The increase was in line with our increase in revenue and includes underwriting fees and claims incurred, payment processing costs, consisting of merchant fees and chargebacks, data hosting services, other third-party service providers and technologies to support our platform.

Sales and Marketing

	Fiscal Year Ended November 30
	2021	2020
Advertising and promotion	$590,909	$311,829

Total sales and marketing	$1,308,392	$791,513
Percentage of revenue	386.0%	590.8%

2021 Compared to 2020. Sales and marketing expenses increased in 2021 compared to 2020 by $516,880 or 65%, including a $279,080 increase in advertising and promotion, an 89% increase. Advertising and promotion includes all of our marketing efforts including digital marketing on search engines, social media advertising, mass media advertising on television and print publication and events including tradeshows and event promotions. Total sales and marketing includes all of our sales and marketing expenses including payroll for our sales and marketing teams. The increase in advertising and promotion was driven by increased spending on all of our advertising channels and expanded sponsorship relationships with our marketing partners. Increased payroll expenses from new hires and hiring of more senior roles added to the overall increase in sales and marketing expenses.

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General and Administrative

	Fiscal Year Ended November 30
	2021	2020
General and administrative	$1,928,637	$1,729,022
Percentage of revenue	569.0%	1,290.5%

2021 Compared to 2020. General and administrative expenses increased in 2021 compared to 2020 by $199,615, a 12% increase, and includes administrative and executive salaries, expenses associated with our call center including salaries, insurance operations and employee taxes, workers compensation and benefits for all of our employees.

Research & Development

	Fiscal Year Ended November 30
	2021	2020
Research and development	$228,830	$147,706
Percent of revenue	67.5%	110%

2021 Compared to 2020. Our research and development costs in 2021 compared to 2020 increased by $81,124 or 55%, primarily due to hiring additional developers to continue to build and improve our platform.

Other Income and (Expenses)

	Fiscal Year Ended November 30
	2021	2020
Other income (expense), net	$112,163	$(27,712)
Percent of revenue	33.1%	(20.7)%

2021 Compared to 2020. Our other income, net in 2021 compared to 2020 increased by $139,875 or 505%, primarily due to the forgiveness of our PPP loan in 2021 in the amount of $91,587 under the United States Government program to financially assist small businesses during the COVID-19 pandemic, and also includes $25,000 income from a grant in 2021. In 2020, other expense primarily due to financing-related costs.

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Quarterly Results of Operations

The following table sets forth our unaudited quarterly results of operations for each of the quarterly periods for the years ended November 30, 2020 and November 30, 2021. This quarterly information has not been audited or reviewed by the Company’s independent registered public accounting firm. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year. You should read the following unaudited quarterly results of operations in conjunction with our financial statements and related notes included elsewhere in this prospectus.

Quarterly Statements of Operations (Unaudited)

	Three Months Ended
	Feb 29, 2020	May 30, 2020	Aug 31, 2020	Nov 30, 2020	Feb 28, 2021	May 30, 2021	Aug 31, 2021	Nov 30, 2021

Revenue	$13,333	$5,257	$67,162	$48,229	$34,613	$80,999	$175,804	$47,549
Costs and expenses
Cost of revenue	24,025	25,756	61,320	32,739	46,073	55,301	55,678	258,052
Sales and marketing	185,473	125,772	239,261	241,004	204,792	225,880	381,026	496,692
General & administrative(1)	189,933	424,862	645,601	468,627	269,084	439,493	438,248	781,816
Research and development	27,132	39,050	29,024	52,498	40,883	43,354	55,797	88,794
Total costs and expenses	426,564	615,442	975,207	794,870	560,830	764,030	930,750	1,625,354
Income (loss) from operations	(413,231)	(610,185)	(908,044)	(746,640)	(526,217)	(683,031)	(754,945)	(1,577,804)
Other income (expenses), net	0	(7,200)	(11,135)	(9,376)	(498)	(2,450)	(580)	115,690
Net loss	$(413,230)	$(617,384)	$(919,179)	$(756,016)	$(526,714)	$(685,480)	$(755,525)	$(1,462,114)

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Quarterly Statement of Operations, as a Percent of Revenue (Unaudited)

	Three Months Ended
	Feb 29, 2020	May 30, 2020	Aug 31, 2020	Nov 30, 2020	Feb 28, 2021	May 30, 2021	Aug 31, 2021	Nov 30, 2021

Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses
Cost of revenue	180	490	91	68	133	68	32	543
Sales and marketing	1,391	2,392	356	500	592	279	217	1,045
General & administrative	1,424	8,081	961	981	777	543	249	1,644
Research and development	203	743	43	109	118	54	32	187
Total costs and expenses	3,199	11,706	1,462	1,648	1,620	943	529	3,418
Income (loss) from operations	(3,099)	(11,606)	(1,352)	(1,548)	(1,520)	(843)	(429)	(3,318)
Other income (expenses), net	0	(137)	(17)	(19)	(1)	(3)	0	243
Net loss	(3,099)%	(11,743)%	(1,369)%	(1,568)%	(1,522)%	(846)%	(430)%	(3,075)%

Quarterly Key Business Metrics (Unaudited)

	Three Months Ended
	Feb 29, 2020	May 30, 2020	Aug 31, 2020	Nov 30, 2020	Feb 28, 2021	May 30, 2021	Aug 31, 2021	Nov 30, 2021

Nights Booked	192	230	1,139	1,011	681	1,356	2,503	2,007
Gross Bookings	$34,888	$34,122	$438,821	$320,706	$117,572	$308,548	$675,030	$341,316

Quarterly Trends

Revenue

Revenue in each of the quarters in 2021 was higher than revenue in the same quarter of the prior year primarily from an increase in the number of check-ins related to Nights Booked on our platform. However, as revenue is recorded upon check-in, revenue is impacted significantly by seasonality. Revenue is typically lowest in the first quarter as Guests plan for travel later in the year, and revenue is highest in the third quarter, or when we have the most check-ins, as the third quarter is the peak travel season for the United States. Revenue in the second quarter of 2020 decreased as COVID-19 disrupted travel across the world and resulted in higher cancellations and fewer bookings. Revenue in the third quarter of 2020 improved as domestic travel rebounded. Quarterly results in 2021 compared to the same quarter in 2020 were higher due to our growth from both more Guests coming to the platform and more Hosts with listings.

Cost of Revenue

On a quarterly basis, cost of revenue generally increased in 2021 compared to the corresponding quarterly periods of 2020 primarily due to the growth in gross bookings from increased users to the platform and from more Hosts with listings. Cost of revenue as a percentage of revenue for each quarter of 2021 varied due to seasonality and improved significantly in the second and third quarters of 2021 during the high season, with cost of revenue being 68% of revenue in the second quarter of 2021 and only 32% of revenue in the third quarter of 2021, and we believe this indicative of the strength of our business model as we grow and scale. In addition, we made changes to the insurance product offered on our platform covering RV rentals that improved margins and decreased our cost of revenue relative to gross bookings and revenue in the second quarter of 2021. The fourth quarter in 2021 was significantly higher due to damage claims being settled that occurred during the second and third quarters of the high season.

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Sales and Marketing

On a quarterly basis, sales and marketing generally increased in 2021 compared to the corresponding quarterly periods of 2020 primarily due to the growth in our business, with higher as a percentage of revenue in the first and fourth quarters as we spend on advertising to attract inquiries and bookings for the summer months. Generally, our sales and marketing expenses also increase because we continue to expand the team and look for new avenues advertise and promote our business and build our brand. Relative to revenue, sales and marketing costs are lower as a percentage in the second and third quarter when our revenue increases during the high season while our sales and marketing costs remain steady and increase as we increase headcount and expand our advertising and marketing channels. The COVID-19 pandemic significantly disrupted nights booked, gross bookings and revenue in the first and second quarters of 2020, resulting in relatively high spending relative to revenue on sales and marketing expenses, and then recovering in the third quarter of 2020 as the RV rental industry rebounded in the summer of 2020. Generally, quarter over quarter were higher in 2021 than the comparable quarter in the previous year due to increased spending in existing advertising and promotion channels, the launch of new the advertising and promotional channels and sponsorship relationships and expansion of the sales and marketing teams.

General and Administrative

On a quarterly basis, general and administrative expenses generally increased in 2021 compared to the corresponding quarterly periods of 2020 primarily as a result of higher headcount and expanded operations. General and administrative expenses increased significantly in the fourth quarter of 2021 primarily due to legal, professional and consulting services related to our initial public offering, and placement fees for our Series A offering and our convertible debt offering. Relative to revenue, general and administrative costs are lower as a percentage in the second and third quarters when our revenue increases during the high season while our general and administrative costs remain steady and increase primarily as we increase headcount and incur consulting and professional expenses in connection with our financing efforts. The COVID-19 pandemic significantly disrupted nights booked, gross bookings and revenue in the first and second quarters of 2020, resulting in relatively high spending relative to revenue on general and administrative expenses, and then recovering in the third quarter of 2020 as the RV rental industry rebounded in the summer of 2020.

On a quarterly basis, insurance operation expenses, which are primarily claims administration cost, generally increased in 2021 compared to the corresponding quarterly periods of 2020 due to commencement of claims processing which increased as we had more claims and ramped up those operations. Claims relative to revenue and nights booked is directly related, and as we have more nights booked we expect to continue to have higher number of claims administration costs.

Research and Development

On a quarterly basis, research and development costs increased for all quarters in 2021 compared to the corresponding quarterly periods of 2020, primarily due to increases in personnel-related costs and other professional services. Relative to revenue, research and development costs are lower as a percent in the second and third quarter when our revenue increases during the high season while our research and development costs remain steady and increase as we increase headcount. The COVID-19 pandemic significantly disrupted nights booked, gross bookings and revenue in the first and second quarters of 2020, resulting in relatively high spending relative to revenue on research and development expenses, and then recovering in the third quarter of 2020 as the RV rental industry rebounded in the summer of 2020.

Loss from Operations

On a quarterly basis, losses from operations increased for all quarters in 2021 compared to the corresponding quarterly periods of 2020 because of increased costs and expenses that were not offset by increased revenues. Relative to revenue, losses from operations are lower in the second and third quarters each year due to seasonality of our business and the high season in the summer months.

Other Income (Expense), net

On a quarterly basis, net other income improved for all quarters in 2021 compared to the corresponding quarterly periods of 2020, primarily due to a write-off our office equipment in the third quarter of 2020 when our lease was terminated and we moved to a distributed work from home posture, resulting in lower amortization and depreciation in subsequent quarters. The fourth quarter of 2021 was also favorably affected when our PPP loan under the program established by the United States government to help small business during the COVID-19 pandemic was forgiven under the program.

Liquidity and Capital Resources

Liquidity

Our operations have historically been financed primarily through financing activities, including proceeds from the sale of our securities. Cash is recorded in our current assets. As of November 31, 2021, we had $447,502 in cash. Subsequent to the fiscal year end, cash increased to $[          ] as of February 28, 2022 due to the proceeds received from the issuance of convertible notes, which convert upon an initial public offering or other triggering event, as discussed below. We expect our existing cash as of February 28, 2022, together with proceeds from this offering will enable us to fund our operating expenses and operations for at least 12 months from the date of this prospectus. If we are unable to obtain additional financing, we may be unable to continue as a going concern. Similarly, the report of our independent registered public accounting firm on our financial statements as of and for the year ended November 30, 2021 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. If we cannot continue as a viable entity, our stockholders may lose some or all of their investment in us. See “Risk Factors—Risks Related to Our Indebtedness, Financial Condition, and Ability to Continue as a Going Concern” in this prospectus for additional information.

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Our operating needs include the planned costs to operate our business, including amounts required to fund operations, including advertising and promotion expenses and working capital. Our capital expenditure requirements are not significant, as our operations are distributed without a material lease obligation and our platform and our business systems are cloud based and scalable with transaction volumes. We currently do not require capital investments in land, fixtures, RV rental inventory nor servicing operations to achieve our growth and business goals. As such, our capital requirements are almost entirely for our operating expenses, primarily salaries and advertising and promotion expenses. Our future capital requirements and the adequacy of our available funds will depend on many factors, including our rate of revenue growth, the timing and extent of spending on growth initiatives including marketing, advertising and promotion expenses, successfully executing our business and marketing strategies, hiring and retaining appropriate personnel and overall economic conditions.

The following table summarizes our contractual obligations and commitments as of November 30, 2021:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

Marketing expenses	827,998	295,417	513,131	19,450	0
Total	$827,998	$295,417	$513,131	$19,450	$0

We may choose to raise additional funds at any time through equity or debt financing arrangements, which may or may not be needed for additional working capital, capital expenditures or other strategic investments. However, there are currently no commitments in place for future financing and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. If we are unable to obtain adequate funds on reasonable terms, we may be required to significantly curtail or discontinue operations or obtain funds by entering into financing agreements on unattractive terms.

Convertible Notes Offering and Other Prior Offerings

Between January 8, 2022, and February 28, 2022, we entered into, issued, and sold convertible promissory notes to certain investors in the aggregate principal amount of $1.755 million (the “Convertible Notes”). The Convertible Notes have an annual interest rate of 6% and mature after three years. Upon the closing of this offering, the outstanding principal and accrued interest under the Convertible Notes will automatically (and without any action on the part of the note holders) be converted into shares of our Class A common stock at a conversion price equal to 60% of the initial public offering price of our Class A common stock. The Convertible Notes will also automatically convert if, prior to the maturity date of such notes and prior to the closing of this offering, the Company undergoes a change of control, reverse merger, or merger with a special purpose acquisition company (SPAC), at a conversion price equal to 60% of the aggregate consideration in any such transaction, divided by the total number of outstanding shares of the acquiror resulting from such transaction. The outstanding principal and accrued interest under the Convertible Notes may also be converted at any time at the option of each note holder into our Class A common stock at a price equal to the price per share determined by dividing $50 million by the total number of outstanding shares of Class A common stock and Class B common stock. In the event neither this offering nor any other liquidity event is consummated within twelve months of the issue date of the Convertible Notes, we may elect either to (a) repay the Convertible Notes in whole or in part (subject to the conversion rights of the note holders), or (b) if we do not repay the Convertible Notes, the unpaid principal amount of the Convertible Notes will automatically increase to 110% of the outstanding principal amount. We may also elect to prepay the Convertible Note at any time after March 31, 2022 upon 20 business days’ prior written notice to the note holders.

Between March 2021 and October 2021, in our Series A equity round, we sold 5,914,500 shares of our Series A common stock of our pre-conversion Arizona corporation to certain investors in an unregistered private placement offering, at a price per share equal to $0.40 per share for the first tranche and $0.50 per share for the balance, for an aggregate purchase price of approximately $2.781 million.

Between March 2020 and February 2021 in our Step equity round, we sold 6,644,122 shares of our Series A common stock of our pre-conversion Arizona corporation to certain investors in an unregistered private placement offering, at a price per share equal to $0.30 per share, for an aggregate purchase price of approximately $1.988 million.

Between March 2019 and July 2019 in our Seed equity round, we sold 7,212,152 shares of our Series A common stock of our pre-conversion Arizona corporation to certain investors in an unregistered private placement offering, at a price per share equal to $0.25 per share, for an aggregate purchase price of approximately $1.803 million.

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Between September 2016 and December 2018, we sold 14,669,220 shares of our Series A common stock of our pre-conversion Arizona corporation to certain investors in an unregistered private placement offering, at a price per share of $0.125 per share, together with 5,386,000 warrants with a term of three years to buy an equivalent number of shares of Class A common stock for $.125 per share and 5,386,000 warrants with a term of five years to buy an equivalent number of shares of Class A common stock for $.25 per share, for an aggregate purchase price of approximately $1.833 million.

The investors in the previous offerings of Series A common stock of our pre-conversion Arizona corporation were granted a pro-rata right of first refusal to subscribe for any subsequent rounds of financing by the Company.

Cash Flows From Operating Activities

Cash flow from operating activities, namely the person-to-person RV rental platform operated under RVnGO and related services, are recorded here. In 2021, our net cash flow from operating activities was ($2,152,165), a 39% decrease from 2020 of ($1,553,116). Cash flow from operations were negative because of the heavy investment the Company made in advertising and promotion to build its brand awareness and drive traffic to the site, and to build our operations to accommodate our growth.

Cash Flows From Financing Activities

The proceeds from the Company’s financing activities, in the form of selling equity in the Company or the Company issuing debt, is recorded here. The proceeds from the Company’s sale of Series A Common shares of the pre-conversion Arizona corporation in 2020 and 2021 are reflected under our Financing Activities and as further described above in “—Convertible Notes Offering and Other Prior Offerings”.

In June 2020, the Company also received a PPP (Payroll Protection Program) Loan from Wells Fargo Bank NA for $91,587 under the program established by the Federal government of the United States of America to provide economic stimulus in reaction to the COVID-19 pandemic. The loans under the PPP Loan program are forgivable if the proceeds are used for qualifying expenses. In the fourth quarter of 2021, the Company was granted forgiveness of the PPP loan under the terms of the program. Since the PPP loan was forgiven and thereby not requiring repayment, it resulted in additional liquidity for the Company.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any relationships with any organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses during the reporting periods. We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe that these are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

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Revenue Recognition

We recognize revenue in accordance with ASC Topic 606. We generate substantially all of our revenue from facilitating Guest rentals of recreational vehicles offered by Hosts on the RVnGO platform. We consider both Hosts and Guests to be our customers. Our revenue is comprised of service and insurance fees from our customers. Our single performance obligation is identified as the facilitation of an RV rental, which occurs upon the completion of a check-in event. Revenue is recognized at a point in time when the performance obligation is satisfied upon check-in.

We evaluate the presentation of revenue on a gross versus net basis based on whether or not we are the principal in the transaction (gross) or whether we arrange for other parties to provide the service to Guests and are the agent (net) in the transaction. We determined that we do not control the right to use the recreational vehicle provided by us either before or after completion of our service. Accordingly, we concluded that we are acting in an agent capacity and revenue is presented net reflecting the service and insurance fees received from our customers to facilitate a stay.

Revenue is presented net of certain payments we make to customers as part of our affiliate referral programs and marketing promotions, collectively referred to as our incentive programs, and refund activities. The payments are recorded as cash refunds. We encourage the use of our platform and attract new customers through our incentive programs. Under the referral program, the referring party (“referrer”) earns a cash amount when the new Host or Guest (“referee”) completes their first stay on our platform. This referral program is recorded as a reduction in revenue when earned.

Stock-Based Compensation

We have granted stock-based awards consisting primarily of stock options and restricted common stock to employees, members of our board of directors, and non-employees. We estimate the fair value of stock options granted using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires certain subjective inputs and assumptions, including the fair value of our common stock, the expected term, risk-free interest rates, expected stock price volatility, and expected dividend yield of our common stock. The fair value of stock options is recognized as stock-based compensation expense on a straight-line basis over the requisite service period. We account for forfeitures as they occur.

These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the subsection titled “— Common Stock Valuations” below), are estimated as follows:

●	Expected term. We estimate the expected term based on the simplified method.

●	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

●	Expected volatility. We estimate the volatility of our common stock on the date of grant based on the average historical stock price volatility of comparable publicly-traded companies as there has been no public market for our shares to date.

●	Expected dividend yield. Expected dividend yield is zero, as we have not paid and do not anticipate paying dividends on our common stock.

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We continue to use judgment in evaluating the expected volatility and expected term utilized in our stock-based compensation expense calculation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected volatility and expected term, which could materially impact our future stock-based compensation expense.

Restricted Stock Units

The fair value of RSUs is estimated based on the fair value of our common stock on the date of grant. Substantially all of our RSUs vest upon the satisfaction of both a service-based vesting condition and a liquidity-based vesting condition. The service-based vesting condition for the majority of these awards is satisfied over four years. The liquidity-based vesting condition is satisfied upon the occurrence of a qualifying liquidity event. To date we have not issued RSUs.

Common Stock Valuations

Prior to this offering, given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock underlying the stock options and RSUs, including:

●	independent third-party valuations of our common stock;

●	the prices at which others have purchased our stock in arm’s-length transactions;

●	the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

●	our financial condition, results of operations, and capital resources;

●	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;

●	the lack of marketability of our common stock;

●	our estimates of future financial performance;

●	valuations of comparable companies;

●	the hiring or loss of key personnel;

●	the status of our development, product introduction, and sales efforts;

●	industry information, such as market growth and volume and macro-economic events; and

●	additional objective and subjective factors relating to our business.

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To determine the fair value of our common stock, we first determined our enterprise value and then allocated that enterprise value to our common stock and common stock equivalents. Our enterprise value was estimated using the market approach. The market approach measures the value of a business through an analysis of recent sales or offerings of comparable investments or assets, and in our case, focused on the sale of our common stock to arms-length purchasers and comparing us to a group of our peer companies. In applying this method, valuation multiples are derived from historical operating data of the peer company group. We then apply multiples to our operating data to arrive at a range of indicated values of the company. As an additional indicator of fair value, we provided weighting to arm’s-length transactions involving issuances of our securities near the respective valuation dates in connection with acquisitions.

There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

Following the listing of our Class A common stock on the Nasdaq Global Select Market, it will not be necessary to determine the fair value of our common stock, as our shares will be traded in the public market.

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Business

Overview

We believe in bringing people together and we are doing it with a free person-to-person software platform for recreational vehicle rentals.

We believe in bringing people closer together and we are doing it with a free peer-to-peer (or person-to-person) marketplace, and an “Insurtech” solution for recreational vehicle (“RV”) rentals, similar to Airbnb, but for RVs. Basically, we are building a specialty RV company through a unique and differentiated channel to market with a view to becoming a specialty RV insurance company in the future. Our features include:

●	A free peer-to-peer platform with no listing or hosting fees.

●	Complete business solution for an RV rental business, whether you have a fleet of one or 100 RVs.

●	Compelling value-added services, like RV rental insurance, which is required for every transaction.

●	A platform that is expanding rapidly with 73% growth in gross bookings* and 171% growth in revenue in fiscal year 2021 over the same period in fiscal year 2020, even with the positive demand effects of the COVID-19 pandemic having waned. In fiscal year 2020, our gross bookings grew more than sixteen-fold, and our revenue grew more than four-fold, from fiscal year 2019, primarily due to the positive effects of the COVID-19 pandemic on the demand for RV rentals.

* Gross bookings represent the dollar value of bookings on our platform in a period and is inclusive of Host earnings, service fees, cleaning fees, and taxes, net of cancellations and alterations that occurred during that period.

We conduct our business through our website www.RVnGO.com. We provide the software and access to customers desired by people who want to rent out their RVs, who we designate as “Hosts.” We also make it easy for people who want to rent RVs, who we designate as “Guests,” to find exactly what they are looking for and book the RV as easily as they would any other rental vehicle. We then provide peace-of-mind to both our Hosts and Guests, by providing insurance on every rental transaction, and other optional add-ons such as 24/7 roadside assistance.

Problem/Opportunity

Problem: There is massive demand to rent RVs but there is an acute shortage of RVs for rent because of off-season carrying costs—namely expensive commercial insurance policies with monthly premiums paid by the Host that are required to rent out an RV. The over-demand for RVs has become more acute with the positive effects of COVID-19 on the demand to rent RVs. Aside from 2020, 2021 was the most popular year for searching the term ‘RV rental,’ according to Google Search Console, which we believe is one proxy showing the relative demand for RV rentals. The industry is highly fragmented, and it is hard for the estimated 2,500 small fleet owners (with an average of 20-25 units each) to reach customers without going through aggregator sites that charge as much as 30% in fees per transaction.

Solution: RVnGO created a complete business platform including listing, lead generation, eCommerce solution, a booking calendar, customer management, and fleet management, and we made it free. We flipped the economics by removing the need for Hosts to carry commercial RV rental insurance with monthly premiums (they just have to carry regular insurance for when the RV is not being rented), having the Guest pay for coverage with a nightly rental insurance fee instead.

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A Complete Business Solution with Transformational Economics:

●	RVnGO has created a complete and custom business solution, including a Listing Platform, Transaction Lead Generation, Booking Engine, Fleet Calendar and Customer and Fleet Management Tools, coupled with a specialized insurance product providing required coverage for RV rentals, and we made it all free to the Host, with the Guest paying the nightly insurance fee and a 3% processing fee.

●	We created a specialized insurance product designed to change the economics of renting RVs, moving from monthly premiums paid by Hosts to nightly fees paid by Guests.

●	The insurance product is brokered and underwritten by a domestic surplus lines carrier licensed in the United States for travel throughout the United States and Canada, and we process and administer the product through our RVnGO platform.

●	We believe the nightly insurance product is compelling in its own right, with Hosts and Guests being able to purchase our RV rental insurance for transactions originated elsewhere, and about 50% of our transactions in the summer of 2021 were insurance only, where the Host and Guest originated the transaction directly, or on Facebook or Craigslist, or even competing platforms with finders’ fees, and then came to RVnGO to book insurance for the transaction.

●	We believe the transformational economics of our free platform and nightly insurance product has implications well beyond the RV industry.

Market Opportunity – RVing and Camping More Popular Than Ever:

●	Before the COVID-19 pandemic, based on our own estimates and our sources in the United States RV rental industry, we estimated there was demand for up to $35 billion annually in RV rental transactions, swamping the then-existing 200,000-unit fleet that met only $5 billion of that demand annually.

●	Currently, there are between one to ten million searches every month for the keyword ‘RV rental’ and closely related keywords according to Google keyword search trends (www.trends.google.com) over the last twelve months.

●	Management believes that no one in the current market processes more than 5% of RV rental transactions directly or indirectly. The largest fleet operator is Cruise America, with an estimated 5,000 units.

●	The United States is estimated to represent about half of the market worldwide for RVs.

●	In a 2021 study conducted by Ipsos for the RVDA and GoRVing, trends in RVing, including general interest and purchase intentions, particularly from more youthful demographics such as Millennials and more traditional demographic groups associated with RVing, provide a positive long-term outlook for the RV industry.

●	A 2021 study conducted by Trips to Discover found that RV prices have increased 50% over the past decade, leading to an 80% increase in RV rentals.

●	The latest KOA Research Report indicates that 38 percent of campers who have not traveled for a year or more plan to take at least one camping trip in 2022 despite higher fuel costs.

●	On our platform, the average motor home rental is driven 180 miles per day, we believe that renting RVs will not be significantly affected by recent fuel price increases because the fuel costs are a relatively small portion of a trip’s overall budget.

Management believes all these trends combine to provide a robust and positive backdrop for the continued growth of the RV industry, including RV rentals and the services provided by the Company.

Business Model

To bring people closer together, we made our platform free rather than try to insert a new middleman collecting fees. We make our money from compelling value-added services, like RV rental insurance and roadside assistance. Hosts and Guests can purchase RV rental insurance offered on the RVnGO platform by our insurance underwriter for transactions originated elsewhere, and about half of our transactions in the summer of 2021 were insurance only, where the Host and Guest originated the transaction directly, or on Facebook or Craigslist, or even competing platforms with their transaction fees, and then came to RVnGO to book insurance for the transaction.

The brokered insurance offered through the RVnGO platform by our underwriters, provides up to $1 million liability coverage to the Guest and the Host, and RVnGO self-insures up to the lower of replacement value or $200,000 in damage to the RV. The nightly premium varies from $70 per night for a Class A RV (they look like a bus and tend to be the most expensive RVs) to as low as $25 for less expensive trailers and is paid by the Guest. If there is an insurance claim, the Guest also pays the deductible, which varies from $3,500 for a Class A down to $1,500 for less expensive trailers. We believe that on a stand-alone basis our RV rental insurance product is compelling in its own right as exemplified by the number of ‘insurance only’ transactions where the Host has originated the transaction themselves and just buys insurance for the rental through our site. We removed the need for the Host to carry the more expensive commercial rental insurance by making it a nightly fee paid by the Guest through the RVnGO platform. The Host is still required to carry regular insurance for when the RV is not being rented, which is commonly available and typically less expensive than commercial rental insurance.

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In 2020, we surpassed 3,000 Nights Booked and 450 rental transactions, all time. The average transaction was 5.65 nights in 2020. In 2021, we more than doubled the number of people we brought together with over 1,200 transactions for more than 6,500 Nights Booked. The average transaction was 5.40 nights in 2021.

Impact of COVID-19

Refer to the sections entitled “Risks Factors” for risks we face due to the COVID-19 pandemic and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impact of COVID-19” for information on the impact of COVID-19 on the Company its business.

Traction

We have the second and third largest fleets in the United States on our platform (El Monte and Road Bear respectively), and we do not believe they are listed on competing listing platforms.

After years of investment and building up our organic search profile, in May 2020 we began to see more organic traffic growth to our site, growing by 75-fold since the start of the COVID-19 pandemic, as measured by www.Ahrefs.com, with up to 185,000 monthly organic users (i.e., users that came to the RVnGO site either directly or through organic searches and excludes users that came to the site through paid ads) per month in September 2021. The traffic to our site is also highly seasonal as noted in “Seasonality of our Business” with the most traffic coming in the summer months and September.

RVnGO Milestones

●	Summer 2018: Minimum viable product launched and first dollar of revenue.
●	Summer 2019: RVnGO closed a Seed Equity Round that funded our start-up growth.
●	January 2020: Reached 4,000 active listings, including the second largest RV fleet operator in the United States (El Monte).
●	Summer 2020: Closed an equity round of financing that funded continued growth; organic traffic doubled monthly with the increased interest in RVing, largely due to the COVID-19 pandemic.
●	October 2020: Added the ability for RV owners to list new and used RVs for sale. The feature is free and brings people together to buy and sell RVs. It allows Hosts to rent while they wait to sell, the unique ability for Guests to find RVs they can try before they buy, or rent to own, and it fits our Hosts’ business models because they often both sell and rent RVs, and often wish to offer the same RV for sale or rent.
●	End of Fiscal Year 2020: Finished the fiscal year with 1,594% growth in gross bookings from the prior year. RVnGO won the top prize in the Arizona Innovation Challenge run by the Arizona Corporate Authority recognizing Arizona’s most innovative, fastest growing and most promising companies, beating out more than 400 other entrants.
●	February 2021: Third largest fleet operator in America began listing on the platform (Road Bear), and RVnGO surpassed 200 fleet operators and 900 individual Hosts.
●	April 2021: Growth continued for RVnGO during the traditionally slower off-season, reaching 45,000 monthly organic users as measured by Ahrefs.com.
●	September 2021: Reached 185,000 monthly organic users as measured by Ahrefs.com.
●	End of Fiscal Year 2021: Surpassed 26,000 registered users including 1,900 Hosts and 350 fleet operators on the platform. We had 73% growth in gross bookings and 171% growth in revenue over the same period last year.

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Organic Growth

Our organic traffic (i.e., traffic that came directly to the site or through organic search results and not paid advertisements nor AdWords), as measured by www.Afref.com, grew 1.5 times in the fourth quarter of fiscal year 2021 over the previous quarter and 5 times year-over-year compared to fiscal year 2020. Our organic traffic levels are up 75 times since the start of COVID in March 2020. Although the pandemic did provide a tailwind to the RV industry, people searching ‘RV rentals’ (and related terms) continue to be higher than pre-pandemic levels. For example, aside from 2020, 2021 was the most popular year for searching the term ‘RV rental’ according to Google Search Console. We believe our organic traffic growth to our website was one of the most significant developments for the Company, and after years of investing in building our organic traffic, the efforts appear have taken hold. It has been a complete team effort with everyone contributing to our organic growth. The growth of our registered users (i.e., users that have come to the site and registered as a user by confirming their email and phone number) and our Hosts that have listings is illustrated by the following graphs:

We also plan to expand beyond our current focus on the United States RV rental market with geographic expansion into other countries where RVing is popular, such as Canada, and adjacent vertical markets, including expanding our insurance offering and adding refinance services and complimentary markets and asset classes to RV rentals.

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Our Platform

Guests coming to RVnGO get a simple and straight forward way to book an RV. Guests can even look for RVs that they can ‘book now’, making the rental process as quick and easy as renting a car. Guest can search for available RVs by date, type and features.

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Guests can then review RVs for rent that match their criteria.

To book their RV for rent, Guests are presented with a straightforward presentation of all the charges associated with the rental, and they can add options that are presented by Hosts.

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A registered user also automatically becomes an affiliate and gets a QR code and customer URL they can give to potential Hosts and Guests. Guests and Hosts that use that affiliate code to book a reservation or create a listing get a discount (10% up to $100 off their first RV rental trip and $100 on the first time they rent out their RV) and the affiliate that sent the QR code also gets an affiliate fee, $100 for a RV Rental listing and $50 for a Guest that takes a trip. The affiliate program pop-up is illustrated below:

RVnGO.com
PERSON2PERSON RV RENTALS

6:37
Earn Rewards!
Your Referral Link
https://www.rvngo.com/refer/
SHARE THIS LINK/QR CODE TO EARN REWARDS FROM YOUR REFERRALS. YOU CAN SEE YOUR EARNED REWARDS BY CLICKING THIS LINK, OR BY CLICKING THE LINK IN YOUR ACCOUNT MENU AT THE TOP RIGHT OF THE PAGE.
NOTE THAT YOU CAN ALSO LINK YOUR REFERRALS DIRECTLY TO A SPECIFIC LISTING BY COPYING THE LINK FROM THE TOP RIGHT CORNER OF ANY OF YOUR LISTING PAGES.
You get...
$100 cash when your referral lists their first RV
$50 cash when your referral books a reservation
Your referral gets...
$100 cash when receiving their first RV rental
10% discount up to $100 when booking their first RV rental

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For Hosts, we give them a complete business solution with software tools to manage their inbox, a check-in and check-out calendar for their entire fleet, all their reservations, a unified calendar where they can track their bookings on RVnGO but also block out personal time when the RV is not available and track other bookings on other platforms or their own web page, track and manage their fleet and their customers so they can stay in touch and make plans for their next amazing RV adventure. The Host dashboard showing the fleet page where Hosts can preview their listing, edit it, access the RVs calendar, assign a consignment owner for automatic payout processing, and embed iFrame code of their listing into their own website to create a dynamic link to their listing is illustrated below:

RVnGO
$ list my rv | search | host | paul kacir | help

Dashboard | Inbox | Check In/Out | Reservations | Calendar | Fleet | Guests | Settings

Add New Listing	Active	Inactive	Total Listings
+	3	1	4

All Listings

Show 50 entries

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Search:

	ID	Status	Name	VIN	Nightly Rent	Sale Price	Location
	15870	Active	Test listing	123456	$150	$100000	Scottsdale, AZ
	13459	Active	Test Trailer Listing	12345678910	$150	not for sale	Scottsdale, AZ
	13458	Active	Test Class B Listing	12345678910	$150	not for sale	Scottsdale, AZ
	13457	Inactive	Test Class A Listing	123456789	$10	not for sale	Scottsdale, AZ

Showing 1 to 4 of 4 entries

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Building Trust

We believe in bringing people together to have amazing RVing experiences and we have found the best way to do that is to build trust in RVnGO by the Hosts and Guests that use our platform to find what they are looking for.

We verify the email, phone number and driver’s license of our Guests. For Hosts and their listings, they are not made active (in other words they are not visible to the public) until the Host has confirmed their banking info with us and their identification, so Guests can rest assured that they are dealing with a real Host. RVnGO processes the transaction through our merchant service provider, Stripe, and holds release of funds to the Host until the Guest accepts the RV on check-in, or we process a refund if the RV is not as advertised or was not delivered as promised. Then, on check-out when the RV is returned, the Host and Guest can automatically process any additional charges, such as extra mileage or generator use, and, if there was an accident, start their insurance claim through the RVnGO platform.

At the end of the transaction, the Guest and Host are invited to rate and review each other, and we present RVs and their Hosts with the best reviews and most responsiveness to inquiries first on search results where multiple RVs satisfy the search criteria.

Our Growth Plans

We plan to continue to grow the Company by expanding operations, significantly increasing advertising and promotion, and to improve margins on our insurance fees.

Our Marketing Team

Our marketing team is primarily for driving demand and Guests to RVnGO. We will continue to invest in building our organic traffic to continue our organic growth and to prepare for significantly increased digital marketing.

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We plan to hire one or two more team members to supplement the current team and we will continue to rely on consultants and outsourced content providers. We have grown the marketing team to 5 full-time equivalent employees (“FTEs”) and plan to add 2-4 more before the summer of 2022.

We have established successful marketing and sales channels to our target markets, like our marketing on mass media, including ads on the reality TV show “The RVers” that airs on the Discovery Channel, National Geographic, the network of PBS stations and other networks, and expand others, like our sponsorship of NASCAR events. We also plan significant expansion in content and affiliate marketing and even larger increases in our digital marketing budgets in 2022, including search engine marketing, display or banner ads, social media marketing, and targeted or programmatical marketing and remarketing.

Our Sales Team and Customer Support and Success Team

Our sales team is responsible for adding supply (Hosts and listings) to RVnGO. The team has grown to 3 FTEs and we plan to double the team before next summer. They are focused on bringing new Hosts to the platform but, most importantly, converting our fleet Hosts to full adoption where they use RVnGO to run their entire business and process all their transactions and insurance through us. Some of our Hosts have started to move towards this full adoption model. This is a significant development because, coupled with our organic traffic growth, Hosts that have established business originate 50%-75% of their own transactions, with platforms like RVnGO and our competitors pushing transactions into the remaining inventory. Full adoption can provide significant leverage to our growth because Hosts will begin processing through our platform the transactions they previously originated themselves.

Our Customer Success team is primarily responsible for driving full adoption of our platform to our Hosts so they process all of their transactions through RVnGO, taking advantage of our software which can provide all they need to run their RV rental business. In addition to regular transactions that we originate by giving Hosts transaction leads, Hosts can also process ‘insurance only’ transactions through our site or use our CRM (customer relationship management) tools to send quotes and initiate transactions with their client base. We are moving two team members from Customer Support to Customer Success, focusing on the success of our Hosts using our platform as their Host Account Reps. We plan to grow the team to 4 FTEs before the summer of 2022.

Our Customer Support team provides support to our Guests and Hosts for all matters relating to RVnGO, including transaction, listing and software usage questions. The team is 4 FTEs and we plan to scale the team as needed with growing transaction and help ticket volumes. In the summers of 2020 and 2021, the sales and marketing teams helped the call center with summertime volumes.

Our Development Team

Our Development Team plans to hire two senior hires and two or three junior developer hires to supplement the current team to maintain our favorable user experience advantage over our competitors. We plan to grow the team to 8 FTEs by summer of 2022.

Our General & Administrative team will be supplemented by the hiring of senior manager and a medium experienced claims processor, with additional hires as needed before summer 2022. In the fourth quarter of 2021, we hired Bryan Kleinlein as our fulltime Chief Financial Officer and Gerald F. Hayden Jr. as our fulltime Chief Risk Officer, Secretary, and General Counsel, see “Management” elsewhere in this prospectus.

A Team with a Culture for Success

As of February 28, 2022, we had approximately 19 full-time employees and we use approximately 4 independent contractors located principally in the U.S., Canada and India. We utilize these independent contractors to provide us with flexibility and incremental reach in certain areas, such as data entry, research, photography services, selected editorial content and software development. We believe that relations with our employees and independent contractors are positive.

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Our business relies on our ability to attract and retain the right team. The Company was founded on the core belief of ‘bringing people closer together’ and that core belief runs throughout the organization; on how we work together, how we work with our customers, our values of honesty, integrity, respect and accountability, and even our business model where we decided to bring our Hosts and Guests closer together by making the platform free rather than interjecting another middleman with fees. We endeavor to maintain a workplace that is free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression or any other status protected by applicable law. We have a policy on the prevention of sexual harassment and discrimination.

Customers

We have two types of customers in our marketplace, Hosts (that rent out their RV) and Guests (who rent the RV), representing the supply and demand side, respectively.

Of the Hosts, more than 1,700 are individuals that own a single RV listed for rent on RVnGO. An average RV owner is 48 years old, based on the February 2021 study “Go RVing, Recreational Vehicle Owner Demographic Profile” prepared by Ipsos for the RVDA. We also have more than 350 fleet owners that own more than one RV for rent on RVnGO, including the second largest fleet in the U.S., El Monte, and the third largest fleet in the U.S., Road Bear.

For Hosts, we are unique because we are a free listing and transaction platform, unlike our person-to-person channel competitors that charge up to 30% in fees, so if they are going to list their inventory on the internet and be searchable by Google, they are incentivized to list on RVnGO. Most fleets still carry monthly commercial rental insurance, but full adoption comes when the fleet drops their commercial line of insurance and instead solely relies on RVnGO, meaning they will process all their transactions through RVnGO. In addition to sending Hosts transactions originated by RVnGO, we give the Host the ability to originate a transaction with customer relationship management (CRM) tools to their customer base, and to do insurance only transactions if they originated the transaction themselves. We also provide enterprise resource planning (ERP) tools so they can manage their rental fleet, including unified booking calendars, detailed check-in and check-out checklists, and other fleet management tools such as maintenance reminders. In essence, we have created a complete business solution for an RVnGO franchise enabling them to run an RV rental business on our platform for free and without fees, whether they have a fleet of one or 100.

We currently have more than 27,000 registered Guests with RVnGO. They fall into two primary categories, young families looking for a family RV experience, and millennials looking for an RV experience that will give them the experience of camping without roughing it.

Across the board, the COVID-19 pandemic has driven further demand to rent RVs and generally increased interest in RVing. We believe that after COVID-19, some of those effects will be long-lasting, with more people discovering RVing that would not have otherwise, and with travel preferences having been affected in the long-term, and at a minimum, we believe the RV sector will avert any economic slowdown during this economic cycle. We believe that the summer of 2021 saw a return to a new normal in the industry. Aside from 2020, 2021 was the most popular year for searching the term RV rental, as measured by Google Search Console. With the return of mass events like music festivals, football tailgating, cultural festivals like Burning Man, and RV gatherings and jamborees, we expect the demand for RVing to continue to be strong.

Competition

Competitive Landscape

Main Competitors: Our main competitors are Outdoorsy and their insurance providers, which we believe is Assurant Insurance, and RVShare and their insurance providers, which we believe is administered by DigiSure Insurance Solutions, Inc. and the auto liability portion is underwritten by Crum & Forster. Another form of competition we face is from RV rental insurance providers and their Hosts that operate independently without being on a person-to-person or peer-to-peer platform like RVnGO.

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Competitive Advantage over other Person-to-Person platforms: None of our channel competitors (RVShare and Outdoorsy) offer a free person-to-person platform, instead charging fees of up to 30%. None of our nightly insurance competitors have their own channel or person-to-person platform. By cutting out middlemen, we have achieved pricing power. For example, the same transaction processed through RVnGO is approximately 22%-49% cheaper than competing platforms as benchmarked by management by processing the same three-night transaction through all three platforms.

Our channel competitors have also focused on individual Hosts versus our focus on both individual Hosts and fleet Hosts (with more than one RV for rent). We believe there is more than enough demand and it will require both types of Hosts to meet the growing demand. Neither of our channel competitors provide CRM tools (customer relationship management) and ERP tools (enterprise resource planning such as a consolidated check-in and check-out calendar, a booking engine, a unified online availability calendar that consolidates multiple calendars, fleet management and maintenance and reporting tools) that Hosts can use within their own web site or computer systems to run an RV rental business. RVnGO provides all those tools for free as part of RVnGO’s platform. On RVnGO, Hosts can easily imbed their listing or booking calendar within their own website and have the tools they need to run their business. Outdoorsy does have a subsidiary called Wheelbase that provides ERP tools that can embed into the Hosts’ web platform for a fee, but Wheelbase does not provide any leads or customers to the Host, which is all provided through Outdoorsy and their accompanying fees. RVnGO does the same, including providing leads, for free.

Competitive Advantage over Traditional RV Rental Insurance and Go-It-Alone Hosts: Most of the professional fleet Hosts carry their own RV rental insurance product and then source their customers themselves primarily through legacy or repeat Guests and their own website and listings on free marketplaces like Craigslist or Facebook marketplace. Based on our estimates and industry data gathered through the National Recreational Vehicle Dealers Association (“RVDA”) network, we believe that such Host-sourced transactions can be between 50-75% of their inventory for established Hosts and that the average profit margin for professional fleet Hosts is approximately 20%. We further believe these Hosts have generally resisted peer-to-peer platforms like RVShare and Outdoorsy because of their fees. Some Hosts do list on these competing platforms to book the remainder of their calendar and tend to mark up their rates to cover the fees charged on those platforms.

The primary advantage that RVnGO offers over the go-it-alone model is that we (i) provide an easy platform to list on the internet, (ii) provide an eCommerce engine to process transactions, (iii) provide a booking calendar to keep track of all bookings, (iv) provide customer relationship tools to reach out to their customers and send quotes, (v) provide fleet management tools to help Hosts manage their RVs, (vi) remove the need for the Host to pay a monthly insurance premium to rent the RVs and if there is an insurance claim the need to pay the deductible, and (vi) provide leads and customers to book the remainder of their inventory of available rental nights.

With RVnGO, the monthly insurance premium normally paid by the Host is now paid on a nightly basis by the Guest, and the deductible is now shifted from Host to Guest. Based on our estimates and industry data gathered through the RVDA network, we believe Hosts spend between 15%-20% of their gross bookings annually on insurance related costs, so if they fully adopt RVnGO and drop their monthly insurance policies, they could significantly increase their profits.

Traditional insurance companies do not provide customers or leads to Hosts. RVnGO has an advantage because it does provide leads to the Hosts to fill out their calendars, for free.

Traditional insurance companies do not provide customers and the software tools for Hosts to run their RV rental business, such as a booking engine to process their transaction, an availability calendar and integration with leads that are generated, but RVnGO does, and it does so for free.

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Seasonality in Our Business

Although RVs are sold throughout the year, the use of RVs and the demand for RV rentals is highly seasonal in the United States during the peak summer months. Peak season starts on the Memorial Day Weekend in May and ends on the Labor Day Weekend in September. In northern states, there is nearly zero demand for RV rentals or usage during the winter because the RVs have been winterized, meaning all fluids have been drained to protect from damage from freezing, and RVs are generally not suitable for driving in winter conditions. In southern states, the winter demand is not zero, but it is still significantly less than during the summer months when families typically take their summer vacations. From our own data and from industry sources, about 80% of RV rentals in the industry generally take place during the peak summer period.

Intellectual Property

Our business depends on the creation, acquisition, use and protection of intellectual property. Some of this intellectual property includes software code, with respect to which we own the intellectual property rights. Other intellectual property we create includes audio-visual elements, such as graphics, photographs, videos, music and user interface design. We also own the intellectual property rights to our promotional material, such as the advertising and branding of the events that we organize as well as the services and products that we offer. As of the date of this prospectus, we own registered trademarks and domain names, related domains and sub-domains, for RVnGO, in various jurisdictions around the world. Our registered trademarks include certain of our corporate names, logos, slogans, brands, service marks and website domain names associated with RVnGO.

We protect these intellectual property rights and maintain our competitive position by relying on domestic and international registrations, common law rights, trade secrets and know-how protections and patent applications for non-trade secret inventions, as well as through contractual restrictions under confidentiality and invention and/or artwork assignment agreements that we enter into with our employees and consultants. These agreements generally provide that all inventions, artwork, or other proprietary information developed or made known during the course of an individual’s relationship with us is owned by us and, where applicable, must be kept confidential during the relationship and for a certain period of time after the relationship terminates. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties. Conversely, we manage intellectual property infringement risk through content and brand clearance protocols, both internally and through outside counsel.

Our Approach to Data Protection and Privacy and other Regulatory Requirements

We are subject to various federal, state and international laws and regulations that affect companies conducting business on the Internet and mobile platforms, including those relating to privacy, collection of data from minors, use and protection of consumer and employee personal information and data (such as the CCPA), the Internet, behavioral tracking, mobile applications, content, advertising and marketing activities (including sweepstakes, contests and giveaways) and anti-corruption (such as the FCPA). Additional laws in all of these areas are likely to be passed in the future, which could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our audience, customers and/or employees, communicate with our audience and deliver products and services, which may significantly increase our compliance costs. We publish our privacy policies and terms of service on our websites, which describe our practices concerning the use, transmission and disclosure of such information.

In addition, several foreign countries and governmental bodies, including the EU, have laws and regulations to which we are subject and that address the collection, use, disclosure and protection of information, such as the GDPR, which are generally more restrictive than those in the U.S. Although we do not operate in the EU, we do have users in the EU that register on our platform and rent a RV as a Guest from one of our Hosts in the United States.

Although sensitive financial and personal data such as social security numbers and banking information is not stored with us, but instead directly with our merchant banking provider, we do collect necessary data from our users such as names, profile and RV rental pictures, location of rental RVs and information about those RVs. As our data collection activities are subject to these privacy and security regulations, we expect that our compliance requirements and costs will continue to increase, and we may be subject to regulatory scrutiny over such practices. Any actual or perceived failure to comply with data privacy legal and regulatory requirements may result in, among other things, revocation of required certifications or registrations, loss of approved status, private litigation, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil liabilities, criminal fines and penalties, and constraints on our ability to continue to operate.

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The RVnGO rental insurance is provided through Crum & Forster, a surplus lines insurer. Their RV rental insurance policy provides auto-liability coverage for travel throughout the United States and Canada but does not cover travel to Mexico or other countries. It is anticipated that RVnGO will reinsure the Crum & Forster policy through a captive insurance company, which will also provide claims processing. The formation and licensing of the captive insurance company is underway and is not complete. In the future the captive insurance company may be converted to an admitted insurance company but the process for becoming an admitted insurer is lengthy and can take several years.

Unlike the short-term vacation rental industry lead by companies such as Airbnb and VRBO or the ride share industry with companies like UBER and Lyft, we are not aware of regulations purporting to regulate nor restrict RV rentals.

For an additional discussion on governmental regulation affecting our business, please see “Risk Factors.”

Facilities

Our corporate headquarters is located in Phoenix, Arizona and consists of private offices in a flexible space environment with locations through the greater Phoenix area on a month-to-month office share agreement as we have permanently adopted working remotely since the pandemic. Team members working in other cities have the option to also rent shared office space that is convenient to their location. We have found that we have not lost productivity working remotely as long as there are meeting rooms available if two or more employees need to meet in person, and the costs are a fraction of having dedicated space for everyone. Renting flexible office space also lets us expand as needed. We have 19 full-time employees as of our fiscal year-end, and we believe our current shared office space arrangement is adequate for our foreseeable requirements.

Legal Proceedings

We are involved in various routine legal and administrative proceedings incidental to the ordinary course of our business, such as processing insurance damages claims. We believe that the outcome of all pending legal proceedings in the aggregate is not reasonably likely to have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows. However, in light of the uncertainties involved in legal proceedings generally, the ultimate outcome of a particular matter could be material to our operating results for a particular period depending on, among other things, the size of the loss or the nature of the liability imposed and the level of our income for that particular period.

There are no proceedings in which any of our directors, executive officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. See “Risk Factors—Risks Related to Our Operations as Whole—We are, and may in the future be, subject to legal proceedings in the ordinary course of our business. In addition, as a public company, we will be at an increased risk of securities class action litigation.”

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Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Paul Kacir	56	Chief Executive Officer and Chairman of the Board of Directors
Gerald F. Hayden Jr.	63	Chief Risk Officer, Secretary, General Counsel and Director
Bryan Kleinlein	50	Chief Financial Officer
[Rick Wilcox]	[___]	Director
[ ]	[___]	Director
Frederick W. Weidinger	63	Director

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Paul Kacir, Chief Executive Officer and Chairman of the Board. Mr. Kacir has served as the chair of the board of directors and Chief Executive Officer since the Company was founded in 2015. Mr. Kacir has over 20 years’ experience with growing technology companies. Prior to serving as Chief Executive Officer, Mr. Kacir served as the vice-president and general counsel of First Solar, Inc. (FSLR and S&P 500 at the time), a leading thin-film solar panel manufacturer headquartered in Phoenix, Arizona, from 2006 to June 2009. Mr. Kacir, in his capacity as the vice-president and general counsel of First Solar, Inc., led First Solar through its IPO in November 2006. From 2000 to 2006, Mr. Kacir served as the vice-president and general counsel of Creo Inc., (TSX:CRE, NASDAQ:CREO and TSX 300 at the time), a leading pre-press equipment and software provider headquartered in Vancouver, British Columbia. Prior to joining Creo, Mr. Kacir was a mergers & acquisitions and securities lawyer for Lang Michener, a leading Canadian law firm. Mr. Kacir has a Bachelor of Economics from the University of Western Ontario, a law degree from the University of New Brunswick and a Master’s in Business Administration from the University of British Columbia. We believe that Mr. Kacir is qualified to serve as our Chief Executive Officer and on our board of directors because of his extensive management, corporate governance and compliance and leadership experience, particularly with growing technology companies, and his background in Economics, Corporate Law and Business Administration.

Gerald F. Hayden Jr., Director, Secretary, Chief Risk Officer and General Counsel. Director, Secretary, Chief Risk Officer and General Counsel. Mr. Hayden has served as our Secretary, Chief Risk Officer and General Counsel since December 1, 2021 and is a member of our board of directors since its formation in 2015. Prior to joining the company, Mr. Hayden was General Counsel, Miskawaan Health Group Limited in Bangkok, Thailand. Prior to his General Counsel experience, Mr. Hayden was a Partner with Dentons LLP Corporate Law Group in Vancouver, Canada from 2018 to 2020. In 2017, Mr. Hayden operated his own company providing legal services. Mr. Hayden is an accomplished cross-border corporate transactional lawyer with over 25 years of experience who has worked extensively in Europe, the United States, Australia and Asia. Mr. Hayden received his Bachelor of Commerce from Queen’s University and his LLB from Osgoode Hall Law School. We believe that Mr. Hayden is qualified to serve on our board of directors because of his extensive expertise across corporate and commercial transactions including public and private M&A and equity/debt financing transactions. Mr. Hayden has been a director of public and private companies.

Bryan Kleinlein, Chief Financial Officer. Mr. Kleinlein has served as our Chief Financial Officer since September 27, 2021. Prior to joining our Company, Mr. Kleinlein served as Treasurer and Assistant Chief Financial Officer of Best Western International, Inc. from December 2015 to September 2021. Mr. Kleinlein has 20 years of finance and treasury experience, and has been responsible for managing $1 billion of global capital and leading strategic financial planning, treasury and international expansion efforts for multi-national companies. He has successfully managed annual cash flows of over $700 million, and has lead global insurance efforts at Fortune 1000 companies. Mr. Kleinlein holds an MBA from Thunderbird School of Global Management and an undergraduate degree in Finance from Illinois State University, where he received scholastic and athletic honors.

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[Rick Wilcox] has served as a member of our board of directors since ________, and he also served on our board of directors from March 2019 to June 2020. Rick has over 30 years’ experience leading companies in executive, board and advisory roles. Mr. Wilcox founded and has been the president of Point North Advisors, LLC since June 2017. Prior to founding Point North Advisors, he was President and Chairman of Wilcox Associates, Inc., where he grew the firm from $2 million to $55 million multi-discipline Engineering and Construction Management firm while maintaining double digit EBITDA and being named a “Top 500 Design Firm” and “Best Firm to Work For”. From June 2019 to March 2021, he also served as Executive Chairman of Innovative Climatic Technologies, Inc. Since September 2019 he has also served on the board of managers for SustainRNG, LLC where he also served as their Chief Executive Officer since April 2021. Mr. Wilcox filed for personal bankruptcy under the US Bankruptcy Code which was discharged in August 2015. Rick has a BS in Civil Engineering and a BS Land Surveying from Michigan Technological University and is a Licensed Professional Engineer (PE), Surveyor (PS), a Certified M&A Advisor (CMAA), and serves as a member of the board at Alliance of Mergers & Acquisition Advisors (AM&AA).

[                 ] has served as a member of our board of directors since __________.

Frederick W. Weidinger has served as a member of our board of directors since [       ]. Mr. Weidinger is a serial entrepreneur who has created a legacy of over 25 years of innovation and technology success stories. He is currently the Founder, Chairman, CEO and majority owner of machine vision software company Robotic Vision Technologies Inc. that he founded in 2010. Previously he was a chief architect behind the growth of highly regarded fiber optic telecommunications companies Metropolitan Fiber Systems and Pontio Communications Company. At Pontio, he was Chairman, CEO and majority shareholder, which he sold to a Fortune 50 company. Prior to Pontio, Mr. Weidinger served as a founding member of Metropolitan Fiber Systems where he was responsible for over 25 transactions in the fiber optic and internet service provider businesses representing over $25 billion dollars in shareholder value. Mr. Weidinger has been owner of Indy 500 cars as well as the owner of A1 Team USA representing the United States of America in the open-wheel Formula Series A1 Grand Prix World Cup of Motorsports. Mr. Weidinger holds a law degree and a Master’s in Business Administration degree from Creighton University and a Bachelor of Science degree in finance from the University of Nebraska. We believe that Mr. Weidinger is qualified to serve as a member of our board of directors because of his extensive business, legal and financial experience.

Board Structure

Upon completing this offering, our board of directors will consist of 5 members, a majority of which qualify as independent directors under Nasdaq Listing Rules and the Board’s Guidelines for Assessing Director Independence. The term of each director will continue until the election and qualification of their successor, subject to their earlier death, disqualification, resignation or removal. Our board of directors may establish the authorized number of directors from time to time by resolution and our board of directors shall have the right to fill such vacancies, subject to stockholder approval at the annual stockholders’ meeting following their initial appointment by our board of directors.

We intend to establish and maintain independent audit, nominating and corporate governance and compensation committees, each as further described below under the subheading “—Committees of our Board of Directors.”

Family Relationships

There are no family relationships between any of our executive officers or directors.

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Status as a Controlled Company under the Nasdaq Listing Rules

Upon completing this offering, our directors, officers, and principal stockholders will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the Nasdaq Listing Rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of our corporate governance and compensation committees.

While we are not currently relying on any of these corporate governance exemptions, we may in the future avail ourselves of the flexibility that some or all of these exemptions offer. If we were to utilize these exemptions, in whole or in part (such as by not maintaining a majority of independent directors on our board of directors and/or not maintaining a fully independent compensation committee and/or nominating and corporate governance committee), you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq rules regarding corporate governance.

Director Independence

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. We use the definition of “independence” of Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. [Wilcox, [            ], and Weidinger] do not have any relationships that would interfere with the exercise of their independent judgment in carrying out their responsibilities as directors and that each of these directors is “independent” as that term is defined under the applicable SEC rules and regulations and Nasdaq’s listing requirements and rules. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining their respective independence.

Committees of our Board of Directors

Our board of directors has established three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon completing this offering. Following the closing of this offering, each committee’s charter will be posted on the investor relations section of our website www.rvngo.com. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other standing and/or ad hoc committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee will consist of Messrs. [Wilcox, [            ], and Weidinger], each of whom our board of directors has determined satisfies the independence requirements under the Nasdaq Listing Rules and Rule 10A-3 of the Exchange Act. The chair of our audit committee will be [           ], whom our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and fundamentally understand financial statements in accordance with applicable requirements.

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The primary purpose of the audit committee will be to discharge the responsibilities of our board of directors with respect to the oversight of our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee the retention and performance of our independent registered public accounting firm. Specific responsibilities of our audit committee will include:

●	leading our board of directors in its oversight of our corporate accounting and financial reporting processes;

●	reviewing and discussing with management press releases regarding our financial results and any other information provided to securities analysts and rating agencies, including our use of any Non-GAAP Measures;

●	managing the selection, engagement, qualifications, independence and performance of a qualified auditing firm to serve as our independent registered public accounting firm to audit our financial statements;

●	discussing the scope and results of the independent audits and interim audit reviews with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	reviewing and approving any related-party transactions, after reviewing each such transaction for potential conflicts of interests and other improprieties;

●	obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law;

●	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm;

●	overseeing our internal audit function;

●	overseeing risk management policies, procedures and practices;

●	considering and presenting, jointly with our nominating and corporate governance committee, to the board of directors for adoption a code of business conduct and ethics applicable to all employees and directors; and

●	together with our Chief Legal and Compliance Officer, reviewing and investigating conduct alleged to be in violation of our code of business conduct and ethics, and adopting as necessary or appropriate, remedial, disciplinary or other measures with respect to such conduct.

Our audit committee will operate under a written charter, to be effective prior to completing this offering, that satisfies the applicable Nasdaq Listing Rules.

Compensation Committee

Our compensation committee will consist of Messrs. [[___________] each of whom our board of directors has determined is independent under the Nasdaq Listing Rules and is a “non-employee director,” as defined in Rule 16b-3 promulgated under the Exchange Act. The chair of our compensation committee will be Mr. [_______].

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The primary purpose of our compensation committee will be to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as the compensation committee deems appropriate from time to time. Specific responsibilities of our compensation committee will include:

●	reviewing and advising the board of directors concerning our overall compensation, philosophy, policies and plans, including reviewing both regional and industry compensation practices and trends;

●	determining any peer group used for executive compensation comparison purposes;

●	reviewing and approving corporate and personal performance goals and objectives relevant to the compensation of all executive officers, and making recommendations to the board of directors regarding all executive officer compensation (including but not limited to salary, bonus, incentive compensation, equity awards, benefits and perquisites);

●	reviewing, adopting, amending and terminating any incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management;

●	reviewing and discussing with management the disclosures regarding executive compensation to be included in our public filings or shareholder reports;

●	reviewing and recommending to our board of directors the compensation paid to our directors;

●	overseeing succession planning for executive officers jointly with our nominating and corporate governance committee; and

●	reviewing key strategic human resource activities, including those relating to diversity, training and recruitment.

Our compensation committee will operate under a written charter, to be effective prior to completing this offering, that satisfies the applicable Nasdaq Listing Rules.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Messrs. [_________], each of whom, our board of directors has determined, is independent under the Nasdaq Listing Rules. The chair of our nominating and corporate governance committee will be Mr. [________].

Specific responsibilities of our nominating and corporate governance committee will include:

●	evaluating and selecting, or recommending to our board of directors nominees for each election of directors, except that if we are at any time legally required by contract or otherwise to provide any third party with the ability to nominate a director, our nominating and corporate governance committee need not evaluate or propose such nomination, unless required by contract or requested by our board of directors;

●	determining criteria for selecting new directors, including desired board skills, experience and attributes;

●	considering any nominations of director candidates validly made by our stockholders;

●	reviewing and making recommendations to our board of directors concerning qualifications, appointment and removal of committee members;

●	developing, recommending for approval by our board of directors and reviewing on an ongoing basis the adequacy of the corporate governance principles applicable to us, including, but not limited to, director qualification standards, director responsibilities, committee responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession and annual performance evaluation;

●	considering and presenting, jointly with our audit committee, to the board of directors for adoption a code of business conduct and ethics;

●	reviewing and recommending to our board of directors changes to our bylaws as needed;

●	developing orientation materials for new directors and corporate governance-related continuing education for all directors; and

●	overseeing succession planning for executive officers jointly with our compensation committee.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to completing this offering, that satisfies the applicable Nasdaq Listing Rules.

Code of Business Conduct and Ethics

In connection with this offering, we intend to adopt a written code of business conduct and ethics. Our code of business conduct and ethics is intended to document the principles of conduct and ethics to be followed by all of our directors, officers and employees. Its purpose is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest. Following the closing of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website, www.rvngo.com. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in filings under the Exchange Act.

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Executive Compensation

We have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. In accordance with these rules, our “named executive officers” for fiscal year 2021 were:

●	Paul Kacir, our Chief Executive Officer; and

●	Bryan Kleinlein, our Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt upon completing this offering may differ materially from the currently planned programs and arrangements summarized in this discussion, including the terms of the Incentive Compensation Plan.

2021 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the fiscal years indicated below.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)	Total Compensation ($)
Paul Kacir	2021	$362,007	(2)(3)	—		$107,594	—	$469,601
Chief Executive Officer	2020	$355,622	(2) (4)	—		$169,815	—	$525,437

Bryan Kleinlein	2021	$41,620	(5)	$30,000	(6)	$131,533	—	$203,153
Chief Financial Officer

(1)	The amounts represent the aggregate grant date fair value of option awards granted during the respective fiscal year calculated in accordance with ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 7 to our financial statements included elsewhere in this prospectus. See “—2021 Outstanding Equity Awards at Fiscal Year-End” for additional information regarding the options awards.

(2)	Mr. Kacir’s base annual salary was increased to $300,000 as of June 2020 and includes loan forgiveness amounts.

(3)	Mr. Kacir elected to forgo $180,000 of his fiscal 2021 salary in exchange for warrants to purchase (i) 399,999 shares of our Class A common stock at an exercise price of $0.30 per share; (ii) 266,666 shares of our Class A common stock at an exercise price of $0.40 per share; and (iii) 266,666 shares of our Class A common stock at an exercise price of $0.50 per share. The warrants expire five years from the date of grant. The grant date fair value of the warrants was $190,069, of which the amount in excess of the $180,000 of salary forgone is $10,069 and is a component of the amount reported in the “Option Awards” column.

(4)	Mr. Kacir elected to forgo $176,000 of his fiscal 2020 salary in exchange for warrants to purchase 1,193,331 shares of our Class A common stock at an exercise price of $0.30 per share. The warrants expire five years from the date of grant. The grant date fair value of the warrants was $231,393, of which the amount in excess of the $176,000 of salary forgone is $55,393 and is a component of the amount reported in the “Option Awards” column.

(5)	Mr. Kleinlein joined the Company on September 27, 2021 with a base annual salary of $185,000.

(6)	The amount represents a sign-on bonus as part of Mr. Kleinlein’s offer of employment.

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Elements of our Company’s Executive Compensation Program

For 2021, the compensation for our executive officers generally consisted of a base salary, a corporate bonus target, standard employee benefits and incentive stock option grants. Upon completing this offering, we may also grant equity awards and cash bonuses as part of our executive compensation program for executive officers and other employees, as determined by our board of directors or our compensation committee.

Base Salary

Our executive officers receive a base salary to compensate them for services rendered to our Company. The base salary payable to each executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Base salaries may be increased based on the individual performance of the executive officer, Company performance, any change in the executive’s position within our business, the scope of their responsibilities and any changes thereto. Base salaries may also be increased as required under the terms of an executive officer’s employment agreement, as applicable.

Equity Compensation

In 2017, the Company adopted the Incentive Compensation Plan, which was amended and restated on March 15, 2022, to facilitate the grant of equity awards to our employees, consultants, and directors for the purposes of obtaining and retaining services of these individuals, which we believe is essential to our long-term success. For additional information about the Incentive Compensation Plan, see “—Incentive Compensation Plan” below.

Other Elements

We provide various employee benefit programs to our named executive officers, including health and life insurance benefits, which are generally available to all of our employees.

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2021 Outstanding Equity Awards at Fiscal Year-End

The following table contains information with respect to outstanding equity awards held by our named executive officers as of November 30, 2021:

Name	Grant Date	Grant Type(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Paul Kacir	2/28/2017	Warrants	1,112,000			$0.25	2/28/2022
	1/01/2018	Warrants	246,666			$0.125	1/01/2023
	2/01/2018	Warrants	246,666			$0.125	2/01/2023
	3/01/2018	Warrants	246,666			$0.125	3/01/2023
	4/01/2018	Warrants	246,666			$0.125	4/01/2023
	5/01/2018	Warrants	246,666			$0.125	5/01/2023
	6/01/2018	Warrants	246,666			$0.125	6/01/2023
	7/01/2018	Warrants	246,666			$0.125	7/01/2023
	8/01/2018	Warrants	246,666			$0.125	8/01/2023
	9/01/2018	Warrants	246,666			$0.125	9/01/2023
	10/01/2018	Warrants	246,666			$0.125	10/01/2023
	10/30/2018	Warrants	200,000			$0.125	10/30/2021
	10/30/2018	Stock Options	1,000,000			$0.125	10/30/2028
	11/01/2018	Warrants	80,000			$0.125	11/01/2023
	12/01/2018	Warrants	80,000			$0.125	12/01/2023
	12/15/2018	Warrants	250,000			$0.125	12/15/2021
	10/30/2018	Warrants	200,000			$0.25	1/15/2023
	3/15/2019	Warrants	188,000			$0.25	3/15/2024
	4/09/2020	Stock Options	500,000	250,000	(2)	$0.30	4/09/2030
	4/30/2020	Warrants	133,333			$0.30	4/30/2025
	5/31/2020	Warrants	166,667			$0.30	5/31/2025
	6/30/2020	Warrants	113,333			$0.30	6/30/2025
	7/31/2020	Warrants	113,333			$0.30	7/31/2025
	8/31/2020	Warrants	113,333			$0.30	8/31/2025
	9/30/2020	Warrants	133,333			$0.30	9/30/2025
	10/31/2020	Warrants	133,333			$0.30	10/31/2025
	11/30/2020	Warrants	133,333			$0.30	11/30/2025
	12/01/2020	Stock Options	500,000	250,000	(2)	$0.30	12/01/2030
	12/31/2020	Warrants	133,333			$0.30	12/31/2025
	1/31/2021	Warrants	133,333			$0.30	1/31/2026
	2/28/2021	Warrants	133,333			$0.30	2/28/2026
	3/31/2021	Warrants	133,333			$0.30	3/31/2026
	4/30/2021	Warrants	133,333			$0.40	4/30/2026
	5/31/2021	Warrants	133,333			$0.40	5/31/2026
	6/30/2021	Warrants	133,333			$0.50	6/30/2026
	7/31/2021	Warrants	133,333			$0.50	7/31/2026

Bryan Kleinlein	10/01/2018	Stock Options	30,000			$0.125	10/01/2028
	11/15/2021	Stock Options		400,000	(2)	$0.50	11/15/2031

_________________

(1)	The option awards for the purchase of our Class A common stock were granted under the Incentive Compensation Plan. The warrant awards for the purchase of our Class A common stock were granted outside of the Incentive Compensation Plan to named executive officers who elected to forgo a portion of their salary in the respective fiscal year in exchange for such warrants.

(2)	The option awards vest in equal annual amounts on each anniversary of the grant date over two years.

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Executive Employment Arrangements

Employment Agreement with Paul Kacir

In November 2021, we entered into an amended and restated employment agreement with Paul Kacir to supersede and replace in its entirety all consulting or employment agreements previously agreed by the parties related to his appointment as Chief Executive Officer commencing in May 2015. Pursuant to his employment agreement, Mr. Kacir is entitled to a base salary of $300,000 per year and may be eligible for an incentive cash bonus of up to 100% of his base salary. Mr. Kacir was also awarded an initial one-time grant of 500,000 two-year options to purchase Class “A” Common Shares of the Company and may be eligible for additional two-year option grants subject to the Company’s incentive compensation plan. The term of Mr. Kacir’s appointment continues until terminated by either party and either party may terminate the employment agreement at any time for any reason. However, if Mr. Kacir’s appointment is terminated by the Company without cause, he shall be entitled to severance for a period of x months, where x equals the number of years Mr. Kacir had been employed by Company under the agreement.

Employment Agreement with Bryan Kleinlein

In November 2021, we entered into an amended and restated employment agreement with Bryan Kleinlein confirming his appointment as Chief Financial Officer commencing in September 2021. Pursuant to his employment agreement, Mr. Kleinlein is entitled to a base salary of $185,000 per year and may be eligible for an incentive cash bonus of up to 50% of his base salary. Mr. Kleinlein was also awarded an initial one-time grant of 400,000 two-year options to purchase Class “A” Common Shares of the Company and may be eligible for additional two-year option grants subject to the Company’s incentive compensation plan. The term of Mr. Kleinlein’s appointment continues until terminated by either party and either party may terminate the employment agreement at any time for any reason. However, if Mr. Kleinlein’s appointment is terminated by the Company without cause, he shall be entitled to severance for a period of x months, where x equals the number of years Mr. Kleinlein had been employed by Company under the agreement.

Incentive Compensation Plan

We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain and motivate our employees, consultants, and directors by aligning their financial interests with those of our stockholders. Accordingly, we adopted the Incentive Compensation Plan, which was amended and restated in March 2022, under which have previously made periodic grants of equity awards to our employees (including the named executive officers), consultants, and directors. The principal features of the Incentive Compensation Plan (as amended and restated) are summarized below. This summary is qualified in its entirety by reference to the actual text of the Incentive Compensation Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Awards. The Incentive Compensation Plan permits the grant of options, stock appreciation rights (“SARs”), restricted stock, restricted stock units and performance share awards (each, an “Award”) to certain Eligible Persons (as defined below).

Eligibility. Our employees, non-employee directors, consultants and independent contractors (“Eligible Persons”) designated by the compensation committee of our board of directors are eligible to receive grants of Awards under the Incentive Compensation Plan.

Administration. Except with respect to Awards granted to non-employee directors, the Incentive Compensation Plan will be administered by our compensation committee. With respect to Awards granted to non-employee directors, our board of directors serves as the “committee”. Our compensation committee has authority and discretion to determine the Eligible Persons to whom Awards are granted (“Participants”) and, subject to the provisions of the Incentive Compensation Plan, the terms of all Awards under the Incentive Compensation Plan. Pursuant to the charter of our compensation committee, the independent members of our board of directors will approve Awards to our Chief Executive Officer. Subject to the provisions of the Incentive Compensation Plan, our compensation committee has the authority to interpret the Incentive Compensation Plan and agreements under the Incentive Compensation Plan and to make all other determinations relating to the administration of the Incentive Compensation Plan.

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Shares Available. The maximum number of shares of our Class A common stock that may be issued under the Incentive Compensation Plan is 9,436,086 shares, subject to automatic increases described below and adjustment in the event of any stock split or reverse stock split of our Class A common stock. The number of shares of Class A common stock delivered to our Company as payment for the exercise price of, or in satisfaction of withholding taxes arising from, options or other Awards granted under the Incentive Compensation Plan will again be made available for grant under the Incentive Compensation Plan. If any shares of restricted Class A common stock are forfeited, or if any Award terminates, expires or is settled without all or a portion of the Class A common stock covered by the Award being issued (including Class A common stock not issued to satisfy withholding taxes), such Class A common stock will again be made available for the grant of additional Awards. Substitute awards do not count against the number of shares of Class A common stock that may be issued under the Incentive Compensation Plan.

Automatic Increases. The aggregate number of shares of Class A common stock reserved for Awards under Section 5.1 of the Incentive Compensation Plan will automatically increase on January 1 of each year, for a period of not more than ten (10) years, commencing on January 1 of the year following 2022 and ending on (and including) January 1, 2032, in an amount so that the total number of shares of Class A common stock available for Awards under the Incentive Compensation Plan will be equal to 20% of the total number of shares of Class A common stock outstanding on December 31 of the preceding calendar year. Notwithstanding the foregoing, our board of directors may act prior to January 1 of a given year to provide that there will be no January 1 increase for such year or that the increase for such year will be a lesser number of shares of Class A common stock than provided in the Incentive Compensation Plan.

Options. The Incentive Compensation Plan authorizes the grant of nonqualified stock options and incentive stock options to Eligible Persons. Incentive stock options are stock options that satisfy the requirements of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Nonqualified stock options are stock options that do not satisfy the requirements of Section 422 of the Code. The exercise of an option permits the Participant to purchase Class A common stock from our Company at a specified exercise price per share. The maximum number of shares of Class A common stock issuable upon the exercise of incentive stock options is 9,436,086. Options granted under the Incentive Compensation Plan are exercisable upon such terms and conditions as our compensation committee may determine from time to time, subject to the terms of the Incentive Compensation Plan. The per share exercise price of all options granted under the Incentive Compensation Plan may not be less than the fair market value of a share of Class A common stock on the date of grant. The Incentive Compensation Plan provides that the term during which options may be exercised is determined by our compensation committee, except that no option may be exercised more than 10 years after its grant date.

SARs. The Incentive Compensation Plan authorizes our compensation committee to grant SARs to Eligible Persons. A SAR entitles the Participant upon exercise to receive without cash payment to our Company, Class A common stock, or a combination of cash and Class A common stock, having a value equal to the appreciation in the fair market value of the Class A common stock covered by the SAR from the grant date of the SAR (or, if the SAR relates to an option, the grant date of the related option). The period during which a SAR may be exercised is determined by our compensation committee, except that a SAR may not be exercised more than 10 years after its grant date.

Restricted Stock Awards. The Incentive Compensation Plan authorizes our compensation committee to grant restricted stock awards to Eligible Persons. Shares of Class A common stock covered by a restricted stock award are restricted against transfer and subject to forfeiture and any other terms and conditions as our compensation committee may from time to time determine, subject to the terms of the Incentive Compensation Plan. These terms and conditions may provide, in the discretion of our compensation committee, for the vesting of awards of restricted stock to be contingent upon continued employment during designated service periods and/or the achievement of one or more performance goals.

Restricted Stock Units. The Incentive Compensation Plan authorizes the grant of restricted stock unit awards to Eligible Persons. Restricted stock unit awards granted under the Incentive Compensation Plan are contingent awards of Class A common stock. Unlike in the case of awards of restricted stock, Class A common stock is not issued immediately upon the award of restricted stock units, but instead Class A common stock is issued upon satisfying such terms and conditions as our compensation committee may from time to time specify, subject to the terms of the Incentive Compensation Plan, which may include continued employment during designated service periods and/or the achievement of one or more performance goals. In lieu of issuing Class A common stock upon satisfaction of such terms and conditions, we may instead, at our election pay, the cash equivalent thereof.

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Performance Share Awards. The Incentive Compensation Plan authorizes the grant of performance awards to Eligible Persons. Performance awards provide for payments of cash, or the issuance of Class A common stock, options, SARs, restricted stock units, or a combination thereof, contingent upon the attainment of one or more performance goals (described below) that our compensation committee may establish from time to time. The minimum period with respect to which performance goals are measured is one year (pro-rated in the case of a newly hired employee), except in the event of a change of control. For purposes of the limit on the number of shares of Class A common stock with respect to which an employee may be granted Awards during any calendar year, a performance award is deemed to cover the number of shares of Class A common stock equal to the maximum number of shares of Class A common stock that may be issued upon payment of the Award.

Capital Adjustments. Upon a change in the outstanding Class A common stock by reason of a stock dividend, stock split, or reverse stock split (“capital stock change”), unless otherwise determined by our compensation committee on or prior to the date of the capital stock change, each of the following shall, automatically and without need for compensation committee action, be proportionately adjusted:

●	the number of shares of Class A common stock subject to outstanding Awards;
●	the per share exercise price of options and the per share base price upon which payments under SARs are determined; and
●	the aggregate number of shares of Class A common stock as to which Awards thereafter may be granted under the Incentive Compensation Plan.

If the outstanding Class A common stock changes as a result of a capital stock change, recapitalization, reclassification, extraordinary cash dividend, combination or exchange of shares, merger, consolidation or liquidation, our compensation committee shall, as it deems equitable in its discretion, substitute or adjust:

●	the number and class of securities subject to outstanding Awards;
●	the type of consideration to be received upon exercise or vesting of an Award;
●	the exercise price of options and base price upon which payments under SARs are determined; and/or
●	the aggregate number and class of securities for which Awards may be granted under the Incentive Compensation Plan.

Except as otherwise provided in an Award Agreement or other written document, such as an employment agreement or a change of control agreement, if a Change of Control (as defined in the Incentive Compensation Plan) occurs and Awards are not converted, assumed, or replaced by a successor, all outstanding Awards will become fully exercisable and all restrictions on outstanding Awards shall lapse. Upon, or in anticipation of, such an event, our compensation committee may cause every Award outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise Awards during a period of time as the committee determines.

Exercise of Options or SARs. An option or SAR may be exercised by a Participant delivering to us a notice of exercise and, in the case of options, full payment for the Class A common stock with respect to which the option is exercised. To the extent authorized by our compensation committee or provided for in the award agreement, payment may be made (a) by delivery of unencumbered Class A common stock valued at fair market value on the date of exercise, (b) pursuant to the broker-assisted cashless exercise or (c) by us withholding Class A common stock that would otherwise be issued in connection with the exercise of the option (“net exercise”).

Under the net exercise provisions, a Participant may surrender to us an option (or a portion of the option) that has become exercisable and receive a whole number of shares of Class A common stock valued as the difference of (a) the fair market value of the Class A common stock subject to the option that is being surrendered over (b) the exercise price, plus any amount for fractional shares of Class A common stock.

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Transferability. Awards granted under the Incentive Compensation Plan may not be transferred, assigned, alienated or encumbered, except as otherwise provided in the agreement relating to an Award to (a) a Participant’s spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (b) to a trust for the benefit of one or more of the Participant or the persons referred to in clause (a), (c) to a partnership, limited liability company or corporation in which the Participant or the persons referred to in clause (a) are the only partners, members or shareholders or (d) for charitable donations.

Termination and Amendment. Our board of directors may amend or terminate the Incentive Compensation Plan at any time. However, our board of directors may not amend or terminate the Incentive Compensation Plan without the approval of (a) our stockholders (i) if the amendment relates to the re-pricing of options and SARs or (ii) if stockholder approval of the amendment is required by applicable law, rules or regulations, and (b) each affected Participant if the amendment or termination would adversely affect the Participant’s rights or obligations under any Awards granted prior to the date of the amendment or termination.

Modification of Awards; No Re-pricing. Our compensation committee may modify the terms of outstanding Awards. However, except to reflect capital stock changes, neither options nor SARs may be (a) modified to reduce their exercise prices, (b) cancelled or surrendered in consideration for the grant of new options or SARs with a lower exercise price or (c) cancelled or surrendered in exchange for cash or another Award (other than in connection with a substitute award or a change of control).

Substitution of Awards. Awards may, in our compensation committee’s discretion, be granted in substitution for stock options and other awards covering capital stock of another corporation which is merged into, consolidated with, or all or a substantial portion of the property or stock of which is acquired by, our Company or any subsidiary. Substitute Awards do not count against (a) the Class A common stock subject to issuance under the Incentive Compensation Plan or (b) the limit on Class A common stock that may be granted to an Eligible Person in a calendar year.

Withholding. We are generally required to withhold tax on the amount of income recognized by a Participant with respect to an Award. Withholding requirements may be satisfied, as provided in the agreement evidencing the Award, by (a) tender of a cash payment to us, (b) withholding of Class A common stock otherwise issuable pursuant to an Award, or (c) delivery to us by the Participant of unencumbered Class A common stock.

Term of the Incentive Compensation Plan. Unless sooner terminated or otherwise extended or renewed, by our board of directors, the Incentive Compensation Plan will terminate on the 10th anniversary of the effective date of the Incentive Compensation Plan. Once the Incentive Compensation Plan is terminated, no further Awards may be granted or awarded under the Incentive Compensation Plan. Termination of the Incentive Compensation Plan will not affect the validity of any Awards outstanding on the date of termination.

Clawback. Awards granted under the Incentive Compensation Plan are subject to cancellation, forfeiture and recovery in accordance with any compensation recovery policy that may be adopted by us after the date of the Incentive Compensation Plan, including any compensation recovery policy adopted pursuant to the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Director Compensation

Historically, we have not paid cash compensation to any of our non-employee directors for service on our board of directors, and no such amounts were paid to our non-employee directors during fiscal year 2021 or 2020. Our past practice has been to issue non-employee directors a one-time grant of 300,000 shares of our Series B common stock of our pre-conversion Arizona corporation as compensation for serving on our board of directors, plus reimbursement for reasonable expenses incurred in attending board meetings. We have also issued warrants to purchase shares of our Series A common stock of our pre-conversion Arizona corporation to our non-employee directors as compensation from time to time.

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We expect our board of directors will adopt a non-employee director compensation policy, which we expect will become effective immediately prior to consummating this offering. Under this new non-employee director compensation policy, our non-employee directors are expected to be eligible to receive the following:

●	Each non-employee director shall be entitled to receive $25,000 annually as a cash retainer for their board service, with additional annual cash retainers of: (i) $2,000 for each member of our compensation committee and nominating and corporate governance committee; (ii) $5,000 for the chair of our compensation committee and nominating and corporate governance committee; (iii) $8,000 for each member of our audit committee; and (iv) $16,000 for the chair of our audit committee. All cash retainers will be paid quarterly in arrears.

●	Each non-employee director shall be entitled to receive a one-time grant of five-year warrants to purchase 300,000 shares of our Class A common stock at an exercise price equal to the fair market value of the shares at the time of grant. These warrants will be awarded to each of our current non-employee directors in connection with this offering.

●	Each non-employee director shall be entitled to reimbursement of ordinary, necessary and reasonable out-of-pocket travel expenses incurred in connection with attending in-person meetings of our board of directors or committees thereof. If our non-employee directors are required to attend greater than 4 in-person meetings or 12 telephonic/online meetings during any fiscal year, such non-employee directors shall be entitled to additional compensation in the amount of $500 for each additional telephonic meeting beyond the 12 telephonic meeting threshold, and $1,000 for each additional in-person meeting beyond the 4 in-person meeting threshold.

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Certain Relationships and Related Party Transactions

The following are summaries of transactions since December 1, 2018 to which we have been a participant that involved amounts that exceeded or will exceed the lesser of (i) $120,000 or (ii) 1% of the average of our total assets at November 30, 2021 and 2020, and in which any of our directors, executive officers or any other “related person” as defined in Item 404(a) of Regulation S-K had or will have a direct or indirect material interest.

In June 2020 and October 2021, the Company advanced non-interest bearing loans in the aggregate principal amount of $139,000 and $87,000, respectively, to Mr. Kacir, the Company’s Chief Executive Officer and Chairman of the Board of Directors. The funds were used by Mr. Kacir for the exercise of certain warrants previously issued by the Company to Mr. Kacir. The loans were forgiven in their entirety by the Company in February 2022 effective as of the date first made.

In June 2020, the Company advanced non-interest bearing loans in the aggregate principal amount of $7,010, to Mr. Hayden, a member of the Company’s board of directors. The funds were used by Mr. Hayden for the exercise of certain warrants previously issued by the Company to Mr. Hayden. The loans were forgiven in their entirety by the Company in February 2022 effective as of the date first made.

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers to provide such directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and to provide additional procedural protections. As of the date of this prospectus, there is no pending litigation or proceeding involving any of our directors or executive officers for which indemnification is sought.

Employment Arrangements

We have entered into employment agreements, consulting agreements and other compensatory arrangements with our executive officers. For more information regarding these agreements, see “Executive Compensation—Executive Employment Arrangements.”

Our Policy Regarding Related Party Transactions

Our audit committee will oversee the approval of related party transactions (excluding compensatory matters falling within the purview of the compensation committee) with our executive officers, directors and significant stockholders to ensure that such transactions are entered into on an arm’s length basis.

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Principal Stockholders

The following table sets forth the beneficial ownership of our common stock as of May 12, 2022 and as adjusted to reflect the sale of the Class A common stock offered by us in this offering, for:

●	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock and Class B common stock (by number or by voting power);

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Applicable percentage ownership before the offering is based on shares of our Class A common stock and shares of our Class B common stock outstanding as of May 12, 2022. Applicable percentage ownership after the offering is based on shares of our Class A common stock and shares of our Class B common stock outstanding immediately after completing this offering, assuming no exercise by the underwriters of their option to purchase additional shares of our Class A common stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, held by such person that are currently exercisable or will become exercisable within 60 days of the date of May 12, 2022, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Unless otherwise indicated, the address of all listed stockholders is c/o RVnGO, 2801 E. Camelback Road, Suite 200, Phoenix, Arizona 85016.

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The following table does not reflect any potential purchases by our executive officers, directors or holders of more than 5% of our outstanding shares of Class A common stock and Class B common stock (by number or by voting power) in this offering or any equity awards granted to our executive officers or directors contingent on this offering. If any shares of our Class A common stock are purchased by, or any equity awards are granted to, these persons or entities, the number of shares of our Class A common stock and the percentage of total voting power beneficially owned by them after this offering will differ from the amounts set forth in the following table.

	Shares Beneficially Owned Prior to this Offering					Shares Beneficially Owned Following this Offering
	Class A		Class B		% of Total Voting	Class A			Class B		% of Total Voting
Name of Beneficial Owner	Shares	%	Shares	%	Power(1)	Shares	%		Shares	%	Power(1)
5% Stockholders:
Todd Baszucki	5,030,000	13.1%	—	—	3.93%
Philomena Investments LLC(2)	4,320,000	9.3%	—	—	3.34%			%	—	%		%
Rajesh Kumar (3)	2,456,000	6.3%	—	—	1.91%
SAKPE Holdings, LLC(4)	2,240,000	5.8%	—	—	1.75%				—
Martin Gillard	164,000	0.4%	608,000	6.8%	4.88%
Directors and Named Executive Officers:
Paul Kacir(5)	10,425,322	23.0%	7,500,000	83.7%	63.30%			%	7,500,000	83.7%		%
Gerald F. Hayden.(6)	1,489,333	3.8%	600,000	6.6%	5.82%				600,000	6.6%
Bryan Kleinlein(7)	30,000	0.1%	—	—	0.02%	—	—		—	—	—
Rick Wilcox(8)	1,373,333	2.73%	—		1.07%	—	—			—	—
[ ](9)	300.000	0.8%	—	—	0.23%	—	—		—	—	—
Frederick W. Weidinger (10)	350,000	0.9%	—	—	0.27%	—	—		—	—	—
Directors and executive officers as a group (6 persons)	13,967,988	30.6%	8,100,000	90.3%	73.46%			%	8,100,000	90.3%		%

(1)	Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled, prior to the closing of this offering, to one vote for each share held and, following the closing of this offering, to 10 votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Common Stock” for additional information about the voting rights of our Class A and Class B common stock.

(2)	Philomena Investments LLC is controlled by Karlos Chowscano and includes 1,440,000 warrants to purchase Class A shares.

(3)	Includes 520,000 warrants to purchase Class A common shares.

(4)	SAKPE Holdings, LLC is controlled by Scott Connell.

(5)	Includes 2,000,000 options issued under the Incentive Compensation Plan and 5,121,322 warrants to purchase Class A shares.

(6)	Consists of securities held by GFH Consulting Inc. which is controlled by Gerald F. Hayden who serves as the president and includes 741,333 warrants to purchase Class A common stock.

(7)	Includes 30,000 options issued under the Incentive Compensation Plan.

(8)	Consists of securities held by Point North Advisors, LLC which is controlled by Rick Wilcox who serves as the president and includes 873,333 warrants to purchase Class A common stock and 200,000 options issued under the Incentive Compensation Plan to purchase Class A common stock.

(9)	Includes 300,000 warrants to purchase Class A common stock.

(10)	Includes 300,000 warrants to purchase Class A common stock.

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Description of Capital Stock

General

The following description of our capital stock and certain provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws currently in effect. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The description of our common stock and preferred stock reflect our capital structure following the completion of our statutory conversion from an Arizona corporation to a Delaware corporation on April 5, 2022, pursuant to which our then outstanding shares of Series A common stock were automatically converted into shares of Class A common stock, and our then outstanding shares of Series B common stock were automatically converted into shares of Class B common stock.

Our certificate of incorporation and bylaws provide for two classes of common stock: Class A common stock and Class B common stock; and one class of preferred stock.

Our authorized capital stock consists of 150,000,000 shares of Class A common stock, par value $0.0001 per share, 20,000,000 shares of Class B common stock, par value $0.0001 per share, and 100,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Prior to completing this offering there will be 38,142,430 shares of Class A common stock and 8,958,000 shares of Class B common stock outstanding. Upon completing this offering, there will be [        ] shares of Class A common stock and 8,958,000 shares of Class B common stock issued and outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock, after giving effect to the sale of the shares of our Class A common stock offered hereby.

Paul Kacir and Gerald F. Hayden Jr., hold 7,500,000 and 600,000 shares of Class B common stock, respectively. The remaining 858,000 shares of Class B common stock outstanding are held by four minority stockholders.

Voting

Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled, prior to the closing of this offering, to one vote for each share held and, following the closing of this offering, to 10 votes for each share held on all matters submitted to a vote of stockholders. Our certificate of incorporation provides that an affirmative vote of the holders two-thirds of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by Delaware Law or our certificate of incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend or repeal, or adopt any provision of our certificate of incorporation inconsistent with, or otherwise alter, any provision of our certificate of incorporation that modifies the voting, par value, rights, powers, preferences, special rights, privileges or restrictions of our Class B common stock. In addition, Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

●	if we were to seek to amend our certificate of incorporation to increase or decrease the aggregate number of authorized shares or par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

●	if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

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Dividends

The holders of our Class A common stock shall be entitled to receive dividends if, as and when declared by the board of directors out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or concurrently with the holders of the Class A common stock, the board of directors may in its sole discretion declare dividends on the Class A common stock to the exclusion of any other class of shares of the Company.

The holders of the Class B common stock do not have any right to receive any dividends or distributions declared by the board of directors, provided that certain dividends payable in additional shares of Class B common stock may be declared in certain situations in order to preserve the relative proportionality of the Class A common stock as compared to the Class B common stock.

Conversion

Each share of Class B common stock is convertible at any time on or after the one-year anniversary of this offering, at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers further described in our certificate of incorporation, including transfers to affiliates of the transferring holder.

All outstanding shares of our Class B common stock will automatically convert into one share of Class A common stock upon the earliest to occur of the following events: (1) a date or time specified by the vote or written consent of the holders of at least a majority of the outstanding shares of Class B common stock, (2) any liquidation, dissolution, or winding up of the Company that is approved by the board of directors, and (3) the five-year anniversary of the date of the closing of this offering.

Liquidation

In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class A common stock shall, subject to the rights of the holders of any other class of shares of the Company entitled to receive assets of the Company upon such a distribution in priority to or concurrently with the holders of the Class A common stock, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the Class A common stock at the time outstanding without preference or distinction.

In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, each share of Class B common stock shall automatically be converted into one share of Class A common stock.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Non-Assessable

All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, duly authorized, validly issued, fully paid and non-assessable.

Additional Shares Issuable After this Offering

Pursuant to our Incentive Compensation Plan, the maximum number of shares of our Class A common stock that may be issued under such plan will be 1,549,376 shares, subject to adjustment in the event of any stock split or reverse stock split of our Class A common stock.

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Other Matters

Other than as set forth above, there are no preemptive, conversion or redemption privileges, or sinking fund provisions with respect to our common stock, and no other options or warrants we have issued to acquire shares of our common stock.

Preferred Stock

Following the completion of this offering, and pursuant to the provisions of our certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Certain provisions of Delaware law, as well as our certificate of incorporation and our bylaws, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. These provisions include the items described below. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will become subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of 3 years after the date of the transaction in which the person became an interested stockholder, unless:

● the business combination or transaction, which resulted in the stockholder becoming an interested stockholder, was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

● upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

● at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

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In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions with, caused by or resulting in financial benefit to an interested stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within 3 years did own, 15% or more of the corporation’s outstanding voting stock.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented. These provisions may have the effect of delaying, deferring or preventing changes in control of our Company.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and our bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Dual Class Stock

As described above in “—Common Stock—Voting,” our certificate of incorporation provide for a dual class common stock structure, which will provide, following the closing of this offering, the holders of Class B common stock with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or its assets.

Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled, prior to the closing of this offering, to one vote for each share held and, following the closing of this offering, to 10 votes for each share held on all matters submitted to a vote of stockholders.

Board of Directors Vacancies

Our bylaws authorize our board of directors to fill vacant directorships, including newly created seats. Stockholders may elect a director or directors to fill any vacancy not filled by the directors or to fill any vacancy resulting from a removal of a director by the stockholders. The number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions make it difficult for a stockholder to increase the size of our board of directors and then gain control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

Stockholder Action; Special Meeting of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, or the President. These provisions might delay the ability of our stockholders to force consideration of a proposal or to take any action, including the removal of directors.

Removal of Directors

The Delaware General Corporation Law provides that any director or the entire board of directors may generally be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors,

Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws do not expressly provide for cumulative voting.

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Amendment of Charter and Bylaws Provisions

Amendments to our certificate of incorporation require the approval of a majority of the outstanding voting power of our common stock. Our certificate of incorporation provides that approval of stockholders holding a majority of our outstanding voting power entitled to vote generally in the election of directors voting as a single class is required for stockholders to amend or adopt any provision of our bylaws.

Exclusive Forum

Our certificate of incorporation and bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our certificate of incorporation and bylaws will also provide that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe that these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. There can be no assurance as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Carta, Inc. The transfer agent’s address is 333 Bush Street, Floor 23, Ste. 2300, San Francisco, CA 94104 and its telephone number is (800) [______________].

Listing

We intend to apply to list our Class A common stock on The Nasdaq Capital Market under the symbol “[RVGO].”

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Shares Eligible For Future Sale

Immediately prior to this offering, there was no public market for our Class A common stock, and there can be no assurance that a significant public market for our Class A common stock will develop or be sustained after this offering. Future sales of substantial amounts of our Class A common stock in the public market (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales may occur or the availability of such shares for sale in the public market, after this offering could adversely affect the prevailing market price of our Class A common stock.

Based on our shares issued and outstanding as of the date of this prospectus, upon completing this offering, a total of                  shares of Class A common stock will be issued and outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from us. Of these shares, all of the Class A common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of Class A common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below. Restricted securities may also be sold outside of the U.S. to non-U.S. persons in accordance with Rule 904 of Regulation S.

As a result of the lock-up and market standoff agreements described below and subject to the provisions of Rule 144, shares of our Class A common stock will be available for sale in the public market as follows:

●	beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market, unless these shares are held by our affiliates; and

●	beginning 181 days after the date of this prospectus, additional shares of our Class A common stock may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in the section titled “—Lock-Up Arrangements,” all of which would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to compliance with the public information requirements of Rule 144 and the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates, or persons selling shares on behalf of our affiliates, are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

●	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from us; or

●	the average weekly trading volume of our Class A common stock on The Nasdaq Capital Market during the 4 calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Equity Incentive Plan

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our Class A common stock that are issuable under the Incentive Compensation Plan. Any such registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-Up Arrangements

Our officers, directors and holders of 1% or more of the Class A Common Stock will enter into separate agreements whereby, without the prior written consent of Boustead Securities, LLC, they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of twelve months after the date of this prospectus. See “Underwriting—No Sales of Common Stock” for additional information.

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CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income tax consequences to non-U.S. holders (as defined below), relevant to the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), in each case in effect as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, either an opinion from legal counsel or any rulings from the IRS regarding the matters discussed below, and there can be no assurance that the IRS will not take a position contrary to those discussed below or that any position taken by the IRS will not be sustained.

This summary is limited to non-U.S. holders who purchase our Class A common stock pursuant to this offering and who hold shares of our Class A common stock as capital assets within the meaning of Code Section 1221 (generally, property held for investment purposes). This summary does not address the tax consequences arising under the laws of any non-U.S., state, or local jurisdiction or under U.S. federal gift and estate tax laws or the effect, if any, of the alternative minimum tax, base erosion and anti-abuse tax, the Medicare contribution tax imposed on net investment income, or the application, if any, of Code Section 451 with respect to conforming the timing of income accruals to financial statements. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to a non-U.S. holder that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies, or other financial institutions;

●	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein;

●	tax-exempt organizations or governmental organizations;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	U.S. expatriates and former citizens or former long-term residents of the U.S.;

●	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

●	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	tax-qualified retirement plans;

●	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interest of which are held by qualified foreign pension funds; and

●	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partner and the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors with respect to the U.S. federal income tax treatment in light of their particular circumstances.

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YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, U.S. ALTERNATIVE MINIMUM TAX RULES, OR UNDER THE LAWS OF ANY NON-U.S., STATE, OR LOCAL TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our Class A common stock and you are neither a “U.S. person” nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized (or deemed to be created or organized) in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States person” (as defined in the Code) who has the authority to control all substantial decisions of the trust or (y) which has made a valid election under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions

We do not expect to make any distributions for the foreseeable future. However, if we do make distributions on our Class A common stock, other than certain pro rata distributions of Class A common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Any dividend paid to you generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are “effectively connected” dividends, as described below. In order to claim treaty benefits to which you are entitled, you must timely provide us with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable W-8 or successor form) certifying under penalty of perjury that you (i) are not a “United States person” as defined under the Code, and (ii) qualify for the reduced treaty rate. If you do not timely furnish the required documentation, but are otherwise eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our Class A common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation as to your non-U.S. status to such institution or agent, who then will be required to provide a similar certification to us or our paying agent, either directly or through other intermediaries. This certification must be provided to us (or, if applicable, our paying agent) prior to the payment to you of any dividends and may be required to be updated periodically.

To the extent provided for in the applicable Treasury regulations, we may withhold up to 30% of the gross amount of an entire distribution, even if the amount of the entire distribution is greater than the amount of such distribution constituting a dividend. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained by you by timely filing a claim for refund with the IRS.

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Dividends received by you that are effectively connected with your conduct of a trade or business within the United States (or, if an applicable income tax treaty applies, attributable to a permanent establishment or fixed base maintained by you in the United States) are exempt from the U.S. federal withholding tax described above. In order to claim this exemption, you must provide us (or, if applicable, our paying agent) with an IRS Form W-8ECI (or a successor form) properly certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Such “effectively connected dividends,” although not subject to U.S. federal withholding tax, are generally taxed at the same U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits (except as provided by an applicable income tax treaty). In addition, if you are a corporate non-U.S. holder, you may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on your effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items.

To the extent distributions exceed both our current and our accumulated earnings and profits, such distributions will first constitute a tax-free return of capital and will reduce your adjusted tax basis in our Class A common stock (determined on a share-by-share basis), but not below zero, and, thereafter, any excess will be treated as capital gain from the sale of our Class A common stock, subject to the tax treatment described below in “—Gain on Sale or Other Taxable Disposition of Class A Common Stock.”

Gain on Sale or Other Taxable Disposition of Class A Common Stock

Subject to the discussions below regarding FATCA (as defined below) and backup withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

●	the gain is effectively connected with your conduct of a U.S. trade or business (or, if an applicable income tax treaty applies, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

●	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs, and certain other conditions are met; or

●	our Class A common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition of, or your holding period for, our Class A common stock, and certain other conditions are met.

If you are a non-U.S. holder described in the first bullet above, you generally will be subject to U.S. federal income tax on the gain derived from the sale or other taxable disposition (net of certain deductions or credits) under the U.S. federal income tax rates generally applicable to U.S. persons (except as provided by an applicable income tax treaty), and corporate non-U.S. holders described in the first bullet above also may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you are an individual non-U.S. holder described in the second bullet above, you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition, which may be offset by U.S. source capital losses for that taxable year (even though you are not considered a resident of the United States), provided that you have timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet above, in general, we would be a USRPHC if our “U.S. real property interests” comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently and (based upon our projections as to our business) will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are, or were to become, a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our Class A common stock would not be subject to U.S. federal income tax if our Class A common stock is “regularly traded” (within the meaning of applicable Treasury regulations) on an established securities market, and such non-U.S. holder has owned, actually and constructively, five percent or less of our Class A common stock at all times during the applicable period described above.

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Backup Withholding and Information Reporting

Payments of dividends on our Class A common stock will not be subject to backup withholding provided you either certify under penalty of perjury your non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI (or a successor form), or otherwise establish an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to you, regardless of whether any tax is subject to backup withholding.

Assuming we are not a USRPHC (discussed above), proceeds from the sale or other taxable disposition (or deemed disposition) of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above, or you otherwise establish an exemption. Proceeds from a disposition (or deemed disposition) of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in your country of residence, establishment, or organization.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished by such non-U.S. holder to the IRS.

Additional Withholding Tax on Payments Made Respecting Foreign Accounts

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder (collectively, “FATCA”) impose withholding tax at a rate of 30% on dividends on our Class A common stock paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our Class A common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none, or otherwise establishes an exemption. Additionally, although FATCA withholding may also apply to gross proceeds of a disposition of the Class A common stock, recently proposed regulations, which taxpayers are permitted to rely on until final regulations are issued, eliminate withholding on such gross proceeds. The withholding provisions under FATCA generally apply to dividends on our Class A common stock. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock. If a dividend is subject to both (i) withholding pursuant to FATCA and (ii) the withholding tax discussed above under “—Distributions,” then the amount withheld pursuant to FATCA may be credited against, and therefore reduce, such other withholding tax.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. THIS DISCUSSION IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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Underwriting

In connection with this offering, we will enter into an underwriting agreement with Boustead Securities, LLC to serve as lead book-running manager of the offering and as representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, each underwriter will severally agree to purchase the number of shares of common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus

Underwriter	Number of Shares Common Stock
Boustead Securities, LLC

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the option described below), if any are purchased.

The underwriters are offering the shares of common stock subject to various conditions and may reject all or part of any order. The representative of the underwriters has advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price less a concession not in excess of $______ per share of common stock to brokers and dealers. After the shares of common stock are released for sale to the public, the representative may change the offering price, the concession, and other selling terms at various times.

The following table provides information regarding the amount of the discounts and commissions to be paid to the underwriters by us, before expenses:

	Per Share of Common Stock	Total
Public offering price	$	$
Underwriting discounts and commission	$	$
Proceeds, before expenses, to us	$	$

We estimate that our total expenses of the offering, excluding the estimated underwriting discounts and commissions, will be approximately $____,000.

We have also agreed to issue to the representative of the underwriters a warrant to purchase a number of shares of common stock equal to an aggregate of 7% of the aggregate number of the shares sold in this offering. The warrant will be exercisable on a cashless basis at an exercise price equal to 120% of the offering price of the shares sold in this offering. The warrants are exercisable commencing six months after the date of effectiveness of the registration statement of which this prospectus forms a part, have piggyback registration rights, and will be exercisable for a period of five years from the effective date of the registration statement of which this prospectus forms a part. The warrants are not redeemable by us. The warrants and the shares of common stock issuable upon exercise of the warrants have been included on the registration statement of which this prospectus forms a part. Pursuant to applicable FINRA rules, and in particular Rule 5110, the warrants (and underlying shares) issued to the underwriters may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days after the effective date of the registration statement related to this offering; provided, however, that the warrants (and underlying shares) may be transferred to the underwriters’ officers, partners, registered persons or affiliates as long as the warrants (and underlying shares) remain subject to the lockup.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Pursuant to the underwriting agreement, we will provide the representative of the underwriters the right of first refusal for one year from the date of commencement of sales of this public offering to act as financial advisor or to act as joint financial advisor on at least equal economic terms on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of the equity or assets of our company.

We have agreed to a 12-month “lock-up” from the closing of this offering, during which, without the prior written consent of Boustead Securities, LLC, we shall not issue, sell or register with the SEC (other than on Form S-8 or on any successor form) with respect to any of our equity securities (or any securities convertible into, exercisable for or exchangeable for any of our equity securities), except for (i) the issuance of the shares of common stock offered pursuant to this prospectus; and (ii) the issuance of shares of common stock pursuant to our existing stock option or bonus plan as described in the registration statement of which this prospectus forms a part.

Our executive officers, directors and certain of our significant stockholders have also agreed to a 12-month “lock-up,” with certain exceptions, during which, without the prior written consent of Boustead Securities, LLC, they shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, owned either of record or beneficially (as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. The foregoing shall not apply to (i) common stock to be transferred as a gift or gifts (provided, that (a) any donee shall execute and deliver to Boustead Securities, LLC, acting on behalf of the underwriters, not later than one business day prior to such transfer, a lock-up agreement to Boustead Securities, LLC and (b) if the lock-up signatory is required to file a report under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock or beneficially owned shares or any securities convertible into or exercisable or exchangeable for common stock or beneficially owned shares during the 15-month “lock-up,” the lock-up signatory shall include a statement in such report to the effect that such transfer is being made as a gift), and (ii) the sale of the shares of common stock to be sold pursuant to this prospectus.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares of our common stock before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

●	Stabilizing transactions - the representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.
●	Penalty bids - if the representative purchases shares of common stock in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares of common stock as part of this offering.
●	Passive market making - market makers in the common stock who are underwriters or prospective underwriters may make bids for or purchases of shares of common stock, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the common stock if it discourages resales of our shares of common stock.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may occur on the Nasdaq Capital Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Delivery of Prospectus: A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

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Legal Matters

The validity of the shares of our Class A common stock offered hereby will be passed upon for us by Snell & Wilmer L.L.P., Los Angeles, California. The underwriters are being represented by McCarter & English LLP, East Brunswick, New Jersey.

Experts

Semple, Marchal & Cooper, LLP, an independent registered public accounting firm, has audited our financial statements at November 30, 2021 and November 30, 2020, and for the fiscal years ended November 30, 2021 and November 30, 2020 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Semple, Marchal & Cooper, LLP’s report, given on their authority as experts in accounting and auditing.

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Where You Can Find Additional Information

We have filed a registration statement on Form S-1 under the Securities Act with the SEC to register with the SEC the shares of our Class A common stock being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us and our Class A common stock, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

When we complete this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement, will also be available to you on the Internet website maintained by the SEC at http://www.sec.gov.

We also maintain Internet websites at www.rvngo.com. Our websites and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

108

RVELOCITY, INC.

FINANCIAL STATEMENTS

F-1

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of:

RVeloCITY, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of RVeloCITY, Inc., dba RVnGO (the “Company”) as of November 30, 2021 and 2020, the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2021 and 2020 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Semple, Marchal & Cooper, LLP

Certified Public Accountants

We have served as the Company’s auditor since 2021.

Phoenix, Arizona

May 12, 2022

F-2

RVELOCITY, INC.

BALANCE SHEETS

	November 30,	November 30,
	2021	2020

ASSETS

Current Assets:
Cash	$447,502	$66,491
Prepaid expenses	596,368	196,519
Total Current Assets	1,043,870	263,010

Intangible assets, net	6,250	53,250

Total Assets	$1,050,120	$316,260

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$3,717	$-
Accrued expenses and other liabilities	561,153	195,512
Total Current Liabilities	564,870	195,512

Total Liabilities	564,870	195,512

Stockholders’ Equity:
Common stock, $.0001 par value, 150,000,000 shares of Class A common stock authorized; 36,391,994 and 28,907,494 shares of Class A common stock issued; 33,530,663 and 26,862,830 of Class A common stock outstanding, respectively; $.0001 par value, 20,000,000 shares of Class B common stock authorized; 14,929,767 and 14,872,767 shares of Class B common stock issued; 13,569,767 and 13,572,767 shares of Class B common stock outstanding, respectively	5,132	4,378

Additional paid-in capital	11,405,323	7,409,191
Accumulated deficit	(10,570,072)	(7,053,238)
Treasury stock, at cost	(355,133)	(239,583)

Total Stockholders’ Equity	485,250	120,748

Total Liabilities and Stockholders’ Equity	$1,050,120	$316,260

The accompanying notes are in an integral part of these financial statements.

F-3

RVELOCITY, INC.

STATEMENTS OF OPERATIONS

	Year Ended	Year Ended
	November 30, 2021	November 30, 2020

Revenue	$338,967	$133,983
Costs and expenses:
Cost of revenue	415,105	143,841
Sales and marketing	1,308,392	791,512
General and administrative	1,928,637	1,729,022
Research and development	228,830	147,707
Total cost and expenses	3,880,964	2,812,082

Loss from operations	(3,541,997)	(2,678,099)

Other income (expense):
Gain on the forgiveness of PPP loan	91,587	-
Income from grant	25,000	-
Other expense	(4,424)	(27,712)
Total other income (expense)	112,163	(27,712)

Loss before provision for income taxes	(3,429,834)	(2,705,811)

Provision for income taxes	-	-

Net loss	$(3,429,834)	$(2,705,811)

Net loss per common share - basic and diluted	$(0.08)	$(0.07)

Weighted average shares outstanding - basic and diluted	43,663,795	36,962,143

The accompanying notes are in integral part of these financial statements.

F-4

RVELOCITY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended November 30, 2021 and 2020

	Class A and Class B		Class A and Class B		Additional
	Common Stock		Treasury Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance at December 1, 2019	37,028,305	$3,703	(3,094,664)	$(203,333)	$4,828,879	$(4,208,427)	$420,822

Issuance of common stock	5,599,956	560	-	-	1,224,209	-	1,224,769
Repurchase of common stock	-	-	(250,000)	(36,250)	-	-	(36,250)
Exercise of common stock warrant	1,152,000	115	-	-	143,885	-	144,000
Stock-based compensation	-	-	-	-	1,212,218	-	1,212,218
Dividend in kind	-	-	-	-	-	(139,000)	(139,000)
Net loss	-	-			-	(2,705,811)	(2,705,811)
Balance as of November 30, 2020	43,780,261	$4,378	(3,344,664)	(239,583)	$7,409,191	$(7,053,238)	$120,748

Balance at December 1, 2020	43,780,261	$4,378	(3,344,664)	(239,583)	$7,409,191	$(7,053,238)	$120,748

Issuance of common stock	7,221,500	722	-	-	2,695,004	-	2,695,726
Repurchase of common stock	-	-	(876,667)	(115,550)	-	-	(115,550)
Exercise of common stock warrant	320,000	32	-	-	39,968	-	40,000
Stock-based compensation	-	-	-	-	1,261,160	-	1,261,160
Dividend in kind	-	-	-	-	-	(87,000)	(87,000)
Net loss	-	-	-	-	-	(3,429,834)	(3,429,834)
Balance as of November 30, 2021	51,321,761	$5,132	(4,221,331)	$(355,133)	$11,405,323	$(10,570,072)	$485,250

The accompanying notes are in integral part of these financial statements.

F-5

RVELOCITY, INC.

STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended
	November 30, 2021	November 30, 2020
Cash flows from operating activities:
Net loss	$(3,429,834)	$(2,705,811)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on the forgiveness of PPP loan	(91,587)	-
Loss on disposal of fixed assets	-	19,800
Amortization	47,000	45,750
Stock-based compensation	1,261,160	1,212,218
Changes in operating assets and liabilities:
Prepaid expenses	(399,849)	(169,066)
Accounts payable	3,717	(2,864)
Accrued expenses and other liabilities	457,228	46,857

Net cash used in operating activities	(2,152,165)	(1,553,116)

Cash flows from investing activities:
Purchase of website development	-	(15,000)
Net cash used in investing activities	-	(15,000)

Cash flows from financing activities:
Issuance of stock	2,735,726	1,368,769
Proceeds from PPP loan	-	91,587
Forgiven loans	(87,000)	(139,000)
Shares repurchased	(115,550)	(36,250)

Net cash provided by financing activities	2,533,176	1,285,106

Net increase (decrease) in cash	381,011	(283,010)

Cash and cash equivalents - beginning of the year	66,491	349,501

Cash and cash equivalents - end of the year	$447,502	$66,491

Cash paid during the year for:
Interest	$2,584	$2,784
Income taxes	$-	$-

The accompanying notes are in integral part of these financial statements.

F-6

RVELOCITY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS

RVeloCITY, Inc., doing business as RVnGO (the “Company”) was incorporated in the State of Arizona on May 5, 2015 and is headquartered in Phoenix, Arizona. On April 5, 2022, the Company converted to a Delaware corporation. The Company operates a platform for unique recreational vehicle (“RV”) experiences. The Company’s marketplace model connects Hosts and Guests   (collectively referred to as “customers”) online or through mobile devices to book the RV and experiences across the United States of America.

COVID-19 Pandemic

In March 2020, the World Health Organization characterized the outbreak of the novel strain of coronavirus, specifically identified as COVID-19, as a global pandemic. This resulted in governments enacting emergency measures to combat the spread of the virus. These measures, which included the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruptions to business, resulting in a global economic slowdown. Equity markets have experienced significant volatility and weakness, and the governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

The current challenging economic climate may lead to adverse changes in cash flows, working capital levels and/or debt balances, which may also have a direct impact on the Company’s operating results and financial position in the future. The ultimate duration and magnitude of the impact and the efficacy of government interventions on the economy and the financial effect on the Company are not known at this time. The extent of such impact will depend on future developments which are highly uncertain and not in the Company’s control, including new information which may emerge concerning the spread and severity of COVID-19, or any of its variants, and actions taken to address its impact. The repercussions of this health crisis could have a material adverse effect on the Company’s business, financial condition, liquidity and operating results.

In response to COVID-19, the Company has implemented working practices to address potential impacts to its operations, employees and customers, and will take further measures in the future if and as required. At present, we do not believe there has been any appreciable impact on the Company’s operating results specifically associated with COVID-19.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s audited financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

F-7

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying audited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The summary of significant accounting policies presented below is designed to assist in understanding the Company’s financial statements. Such financial statements and accompanying notes are the representations of the Company’s management.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity-based transactions and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from estimates included in these financial statements. Significant estimates include, but are not limited to, stock-based compensation, claim liabilities, and deferred income taxes.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. The Company capitalizes certain costs in connection with obtaining or developing software for internal use. Amortization of such costs begins when the project is substantially complete and ready for its intended use. Capitalized software development costs are classified as property and equipment, net on the balance sheets and are amortized using the straight-line method over the estimated useful life of the applicable software.

Revenue

The Company generates substantially all of its revenue from facilitating Guest stays at accommodations offered by Hosts on the Company’s platform.

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The Company considers both Hosts and Guests to be its customers. The customers agree to the Company’s Terms of Service (“ToS”) to use the Company’s platform. Upon confirmation of a booking made by a Guest, the Host agrees to provide the use of the RV. At such time, the Host and Guest also agree upon the applicable booking value. The Company charges service fees for insurance, roadside assistance, and payment processing activities. As a result, the Company’s single performance obligation is to facilitate an RV rental, which occurs upon the completion of a check-in event (a “check-in”). The Company recognizes revenue upon check-in as its performance obligation is satisfied upon check-in and the Company has the right to receive payment for the fulfillment of the performance obligation.

F-8

The Company evaluates the presentation of revenue on a gross versus net basis based on whether or not it is the principal (gross) or the agent (net) in the transaction. As part of the evaluation, the Company considers whether it controls the right to use the RV before control is transferred. Indicators of control that the Company considers include whether the Company is primarily responsible for fulfilling the promise associated with the rental of the RV, whether it has inventory risk associated with the property, and whether it has discretion in establishing the prices for the recreational vehicle. The Company determined that it does not control the right to use the RVs either before or after completion of its service. Accordingly, the Company has concluded that it is acting in an agent capacity and revenue is presented net reflecting the service fees received from Guests and Hosts to facilitate the RV rental. With respect to roadside assistance and insurance revenue, the Company recognizes revenue on a gross basis as the Company has the control of the services and discretion to honor the claim or reject the services to Guests. Costs associated with the revenue is recorded in the cost of revenue.

The Company has elected to recognize the incremental costs of obtaining a contract, including the costs of certain referral fees, as an expense when incurred, as the amortization period of the asset that the Company otherwise would have recognized is one year or less. The Company has no significant financing components in its contracts with customers.

The Company has elected to exclude from revenue, taxes assessed by a governmental authority that are both imposed on and are concurrent with specific revenue producing transactions. Accordingly, such amounts are not included as a component of revenue or cost of revenue.

Cost of Revenue

Cost of revenue primarily consists of payment processing charges, including merchant fees and chargebacks, costs associated with third-party data centers used to Host the Company’s platform, fees payable to the Company’s underwriters and expenses incurred for claims related to the insurance services provided by the Company through its platform.

Sales and Marketing

Sales and marketing costs primarily consist of performance and brand marketing, personnel-related expenses, including those related to field operations, portions of referral incentives and coupons, policy and communications, and allocated information technology. These costs are expensed as incurred. Included in sales and marketing costs are advertising expenses, with majority of the expenses related to television/social media marketing. The advertising expenses were $590,909 and $311,829 for the fiscal years ended November 30, 2021 and 2020, respectively.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of November 30, 2021 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

F-9

Fair Value Measurements

As defined in Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.

Level 1:	Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3:	Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The significant unobservable inputs used in the fair value measurement for nonrecurring fair value measurements of long-lived assets include pricing models, discounted cash flow methodologies and similar techniques.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under ASC 820, Fair Value Measurements and Disclosures, approximate the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Concentration of Risk

The Company is currently dependent on a single third-party insurance carrier, as we believe it is in the best interest of our business from a profitability standpoint to consolidate our insurance with a sole provider. If our sole provider decides to not renew our current policy, which renews on an annual basis, or becomes insolvent or otherwise fails to pay on insurance claims, and we cannot secure a replacement carrier in time or at all, or if our carrier raised rates, it would severely impact our operations, our gross margins and our profitability, and our business, results of operations, and financial condition could be materially adversely affected.

Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options, if dilutive. The dilutive effect, if any, of warrants is calculated using the treasury stock method. There are no outstanding dilutive instruments as the outstanding options and warrants would be anti-dilutive if converted or exercised, respectively, as of November 30, 2021 and 2020.

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive due to the Company’s net loss position even though the exercise price could be less than the average market price of the common shares:

	Years Ended November 30,
	2021	2020

Stock Options	7,521,710	10,913,093
Common Stock Warrants	13,492,617	9,087,565
Total	21,014,327	20,000,658

F-10

Stock-based Compensation

The Company applies the provisions of ASC 718, Compensation - Stock Compensation, (“ASC 718”) which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, including employee stock options, in the statements of operations.

For stock options issued to employees and members of the Board of Directors (the “Board) for their services, the Company estimates the grant date fair value of each option using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock. For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. Forfeitures are recorded as they are incurred as opposed to being estimated at the time of grant and revised.

Leases

The Company determines whether an arrangement is or contains a lease at inception. Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company maintains a remote work environment and, therefore, elected to not recognize ROU assets and lease liabilities arising from short-term office leases, leases with initial terms of twelve months or less, on the accompanying balance sheets. The Company’s material operating leases consist of office space which was terminated in July 2020. Since the Covid-19 pandemic, the Company has moved to a distributed work from home model. Rent expense for the fiscal years ended November 30, 2021 and 2020 was $5,963 and $68,330, respectively.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 – GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

At November 30, 2021 and 2020, the Company had cash of $447,502 and $66,491, respectively, and an accumulated deficit of $10,570,072 and $7,053,238, respectively. The Company’s liquidity needs up to November 30, 2021 have been satisfied through equity financings.

For the years ended November 30, 2021 and 2020, the Company had a net loss of $3,429,834 and $2,705,811, respectively, and negative cash flows from operations of $2,152,165 and $1,553,116, respectively. The Company’s operating activities consume the majority of its cash resources, and management anticipates that the Company will continue to incur operating losses as it executes its plans through 2022. In addition, the Company has had and expects to have negative cash flows from operations, at least into the near future.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. Based on the Company’s cash balance as of November 30, 2021 and 2020, and projected cash needs for 2022 and subsequent fiscal periods, management estimates that it will need to raise additional capital to cover operating and capital requirements. The Company will seek additional funding either through an initial public offering or through equity and debt financings and other arrangements. Although management has been successful to date in raising necessary funding, there is no assurance the Company will be successful in obtaining such additional financing on terms acceptable to it, if at all, and it may not be able to enter into other arrangements. If the Company is unable to obtain funding, it may not be able to effectively grow its business or implement its business strategies, which could adversely affect its business prospects and ability to continue operations.

Accordingly, the accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-11

NOTE 4 – PREPAID EXPENSES

Prepaid Expenses consist of the following amounts.

	November 30,
	2021	2020
Prepaid Marketing	$436,750	$143,500
Other Prepaids	159,618	53,019
Prepaid Expenses	$596,368	$196,519

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist of capitalized software development costs, which are amortized using the straight-line method over the estimated useful life of 3 years. Total amortization expense was $47,000 and $45,750 for the years ended November 30, 2021 and 2020, respectively.

NOTE 6 – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following amounts:

	November 30,
	2021	2020

Accrued compensation	$217,627	$76,638
Claims liability accrual	200,000	-
Professional services	90,697	-
Payroll Protection Program Loan	-	91,587
Other	52,829	27,287
Accrued expenses and other liabilities	$561,153	$195,512

In June 2020, the Company received a Payroll Protection Program Loan (the “PPP loan”) from a financial institution under the program established by the Federal government of the United States of America to provide economic stimulus in reaction to the COVID-19 pandemic. In the fourth quarter of fiscal year 2021, the Company was granted forgiveness of the PPP loan under the terms of the program. As such, the forgiveness of the PPP loan was reported as gain on the forgiveness of loans payable in the statement of operations during the fiscal year ended November 30, 2021.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company has commitments including commitments for brand marketing. The following table presents these non-cancelable commitments and obligations as of November 30, 2021 over the next 5 years:

	Year
	2022	2023	2024	2025	Total
Marketing Expense	$295,417	$232,300	$280,831	$19,450	$827,998

Litigation

The Company has been and is currently involved in litigation and legal proceedings and subject to legal claims in the ordinary course of business which include legal claims asserting, among other things, commercial, employment, and property rights. Depending on the nature of the claim, the Company may be subject to monetary damage awards, fines, penalties, and/or injunctive orders. While it is not possible to determine the outcomes, the Company believes based on its current knowledge that the resolution of all such pending matters will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, results of operations, financial condition, or cash flows.

F-12

Host Protections

Beginning in June 2021, the Company offers a Host protection program that provides protection of up to $200,000 or the replacement value of the Host’s RV for direct physical loss or damage to a Host’s covered property caused by Guests during a confirmed booking and when the Host and Guest are unable to resolve the dispute. The Company retains risk. In addition, through brokered third-party insurers, customers are provided coverage up to $1,000,000 per occurrence for auto liability claims that occur during a rental. The Company retains limited risk for the auto-liability component in form of a deductible per claim with the third-party insurers. The Host protection programs include various market standard conditions, limitations, and exclusions. The Company carries a liability for estimated claims based on information from Hosts and claims adjusters. This balance is evaluated at every reporting period based upon information provided by Hosts and claims adjusters.

Indemnifications

The Company has entered into indemnification agreements with certain of its officers and directors. The indemnification agreements and the Company’s Amended and Restated Bylaws (the “Bylaws”) require the Company to indemnify these individuals to the fullest extent not prohibited by Delaware law. Subject to certain limitations, the indemnification agreements and Bylaws also require the Company to advance expenses incurred by its directors and officers. No demands have been made upon the Company to provide indemnification under the indemnification agreements or the Bylaws, and thus, there are no claims that the Company is aware of that could have a material adverse effect on the Company’s business, results of operations, financial condition, or cash flows.

In the ordinary course of business, the Company has included limited indemnification provisions under certain agreements with parties with whom the Company has commercial relations of varying scope and terms with respect to certain matters, including losses arising out of its breach of such agreements or out of intellectual property infringement claims made by third parties. It is not possible to determine the maximum potential loss under these indemnification provisions due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, no significant costs have been incurred, either individually or collectively, in connection with the Company’s indemnification provisions.

NOTE 8 – STOCKHOLDERS’ EQUITY

Authorized Capital

Pursuant to an action by the Board of Directors on March 14, 2022, the Company has retroactively applied that the total amount of shares of stock as of November 30, 2021 and 2020, which the Company had authority to issue, was 150,000,000 shares of Class A common stock with a par value of $0.0001 per share, 20,000,000 shares of Class B common stock with a par value of $0.0001 per share, and 100,000 shares of preferred stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and holders of Class B common stock are entitled, prior to the closing of the Company’s initial public offering (the “IPO”), to one vote for each share held and, following the closing of an IPO, to 10 votes for each share held on all matters submitted to a vote of stockholders.

The holders of Class A common stock shall be entitled to receive dividends if, as and when declared by the board of directors out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. The holders of Class B common stock do not have any right to receive any dividends or distributions declared by the board of directors, provided that certain dividends payable in additional shares of Class B common stock may be declared in certain situations in order to preserve the relative proportionality of the Class A common stock as compared to the Class B common stock.

Each share of Class B common stock is convertible at any time on or after the one-year anniversary of the IPO, at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers further described in the Company’s certificate of incorporation, including transfers to affiliates of the transferring holder.

All outstanding shares of Class B common stock will automatically convert into one share of Class A common stock upon the earliest to occur of the following events: (1) a date or time specified by the vote or written consent of the holders of at least a majority of the outstanding shares of Class B common stock, (2) any liquidation, dissolution, or winding up of the Company that is approved by the board of directors, and (3) the five-year anniversary of the date of the closing of the IPO.

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2017 Incentive Compensation Plan

The Company has reserved a total of 9,436,086 shares of Class A common stock under its 2017 Incentive Compensation Plan (the “Plan”), which was amended and restated on March 15, 2022. The Plan authorizes the grant of nonqualified stock options and incentive stock options to Eligible Persons as defined in the Plan. The exercise of an option permits the option holder to purchase Class A common stock from the Company at a specified exercise price per share. The per share exercise price of all options granted under the Plan may not be less than the fair market value of a share of Class A common stock on the date of grant. The Plan provides that the term during which options may be exercised is determined by the Company’s compensation committee, except that no option may be exercised more than 10 years after its grant date.

Warrant and Option Valuation

The Company has computed the fair value of compensatory warrants and options granted using the Black-Scholes option pricing model. The expected term used for warrants and options issued to employees and directors is the estimated period of time that options granted are expected to be outstanding. The Company utilizes the “simplified” method to develop an estimate of the expected term of “plain vanilla” grants. The Company is utilizing an expected volatility figure based on a review of the historical volatilities, over a period of time, equivalent to the expected life of the instrument being valued, of similarly positioned public companies within its industry. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the instrument being valued. Included in stock-based compensation expense of $1,261,160 and $1,212,218 for the years ended November 30, 2021 and 2020, respectively, was $835,160 and $820,730 related to employees and directors,   respectively.

Option Activity and Summary

A summary of the option activity during the years ended November 30, 2021 and 2020, is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Life	Intrinsic
	Options	Price	In Years	Value
Outstanding, December 1, 2019	8,164,659	$0.16
Granted	4,805,434	0.30
Exercised	-	-
Expired/Cancelled	(2,057,000)	0.20
Outstanding, November 30, 2020	10,913,093	$0.21	8.45	$932,915

Granted	3,223,336	0.34
Exercised	-	-
Cancelled/Replaced/Repurchased	(6,614,719)	0.22
Outstanding, November 30, 2021	7,521,710	$0.27	5.05	$1,744,892

		Weighted
		Average	Aggregate
	Number of	Exercise	Intrinsic
	Options	Price	Value
Outstanding, November 30, 2020	10,913,093	$0.21	$932,915
Vested and exercisable, November 30, 2020	9,029,343	0.20	922,447

Outstanding, November 30, 2021	7,521,710	0.27	1,744,892
Vested and exercisable, November 30, 2021	5,294,627	$0.24	$1,390,256

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The weighted average fair value of the options granted during years ended November 30, 2021 and 2020 was $0.25 and $0.23 per share, respectively, based on the Black-Scholes option pricing model using the following assumptions:

	2021	2020
Expected volatility	77.5%	98.1%
Range of expected term	5.50 – 5.75 years	5.50 – 5.75 years
Range of risk-free interest rate	0.17% -1.07%	0.11% -1.70%
Dividend yield	-	-

Warrant Activity and Summary

The warrants awards for the purchase of Class A common stock were granted to certain directors and employees for compensation. A summary of the compensatory warrants activity during the years ended November 30, 2021 and 2020, is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Life	Intrinsic
	Warrants	Price	In Years	Value
Outstanding, December 1, 2019	597,900	$0.20
Granted	664,331	0.30
Exercised	-	-
Expired/Cancelled	-	-
Outstanding and Exercisable, November 30, 2020	1,262,231	0.25	3.71	$59,895

Granted/Replaced	6,611,383	0.26
Exercised	-	-
Expired/Cancelled	-	-
Outstanding and Exercisable, November 30, 2021	7,873,614	$0.26	3.93	$1,927,283

The weighted average fair value of the warrants granted during years ended November 30, 2021 and 2020 was $0.17 and $0.17 per warrant, respectively, based on a Black Scholes option pricing model using the following assumptions:

	2021	2020
Expected volatility	77.5%	98.1%
Range of expected term	3 years	3 years
Range of risk-free interest rate	0.11% -0.52%	0.11% -0.23%
Dividend yield	-	-

In addition to the compensatory warrants awards granted to directors and employees above, the Company has issued warrants in various private placements. As of November 30, 2021 and 2020, there were 13,492,617 and 9,087,565, respectively, total warrants outstanding and exercisable, each exercisable for one share of Class A common stock at an exercise price ranging from $0.13 to $0.50.  As of November 30, 2021, the weighted average remaining contractual term is 2.53 years.

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NOTE 9 – INCOME TAXES

The Company accounts for income taxes under ASC 740-10, which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

The components of the Company’s tax rates for the years ended November 30, 2021 and 2020 consist of the following:

	2021	2020
U.S. federal statutory rate	21.0%	21.0%
Effects of:
State taxes, net of federal benefit	3.9%	3.9%
Stock based compensation	(9.1)%	(11.1)%
Gain on loan forgiveness	0.7%	-
Other permanent differences	(0.2)%	(0.2)%
Valuation allowance	(16.3)%	(13.6)%
Effective rate	0.0%	0.0%

Significant components of the Company’s deferred tax assets as of November 30, 2021 and 2020 are summarized below.

	2021	2020
Deferred income tax assets:
Net operating losses	$1,784,000	$1,225,000

Total deferred tax asset	1,784,000	1,225,000
Valuation allowance	(1,784,000)	(1,225,000)
Net Deferred income tax assets	$-	$-

As of November 30, 2021, the Company had approximately $7.2 million of federal and state net operating loss carry forwards. Future utilization of the net operating loss carry forwards is subject to certain limitations under Section 382 of the Internal Revenue Code. These federal and state operating losses expire between 5 and 20 years, with no expiration for the federal net operating losses for the years 2019 through 2021. The Company records tax penalties and interest as a component of operating expenses.

The Company provides for a valuation allowance when it is more likely than not that it will not realize a portion of the deferred tax assets. The Company has established a valuation allowance against the net deferred tax asset due to the uncertainty that enough taxable income will be generated in those taxing jurisdictions to utilize the assets. Therefore, we have not reflected any benefit of such deferred tax assets in the accompanying financial statements. The Company’s net deferred tax asset and valuation allowance increased by $559,000 and $369,000 for the years ended November 30, 2021 and 2020, respectively.

The Company is subject to U.S. federal income tax examinations by tax authorities for all tax years since inception due to unexpired net operating loss carryforwards originating in and subsequent to that year. The Company may be subject to income tax examinations for the various taxing authorities which vary by jurisdiction.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

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NOTE 10 – RELATED PARTIES

In October 2021 and June 2020, the Company advanced noninterest-bearing loans in the aggregate principal amount of $87,000 and $139,000, respectively, to the Company’s Chief Executive Officer and Chairman of the Board (the “CEO”). The funds were used by the CEO for the exercise of certain warrants previously issued by the Company to the CEO. The loans were forgiven in their entirety by the Company in February 2022 effective as of the date first made. The CEO is a principal owner with more than 10 percent of the voting interests of the Company. Accordingly, the forgiveness of the loans was treated as capital transactions and recorded as a reduction in shareholders’ deficit.

In June 2020, the Company advanced noninterest-bearing loans in the aggregate principal amount of $7,010, to a member of the Company’s board of directors (the “Director”). The funds were used by the Director for the exercise of certain warrants previously issued by the Company to the Director. The loans were forgiven in their entirety by the Company in February 2022 effective as of the date first made.

NOTE 11 – SUBSEQUENT EVENTS

Corporate Reorganization

On April 5, 2022, the Company completed a statutory conversion to change the Company’s corporate domicile from Arizona to Delaware, which conversion also entailed the replacement of the Company’s Series A common stock and Series B common stock with Class A common stock and Class B common stock of the post-conversion Delaware corporation (with each outstanding share of Series A common stock at the time of conversion being converted into one share of Class A common stock of the Delaware corporation, and each outstanding share of Series B common stock at the time of conversion being converted into one share of Class B common stock of the Delaware corporation) and the adoption of new rights, preferences and privileges of such Class A common stock and Class B common stock.

Convertible Notes Offerings

Between January 8, 2022 and February 28, 2022, the Company entered into, issued, and sold convertible promissory notes to certain investors in the aggregate principal amount of $1,755,000 (the “Convertible Notes”). The Convertible Notes have an annual interest rate of 6% and mature after three years. Upon the closing of the IPO, the outstanding principal and accrued interest under the Convertible Notes will automatically (and without any action on the part of the note holders) be converted into shares of our Class A common stock at a conversion price equal to 60% of the IPO price of Class A common stock. The Convertible Notes will also automatically convert if, prior to the maturity date of such notes and prior to the closing of this offering, the Company undergoes a change of control, reverse merger, or merger with a special purpose acquisition company (SPAC), at a conversion price equal to 60% of the aggregate consideration in any such transaction, divided by the total number of outstanding shares of the acquiror resulting from such transaction. The outstanding principal and accrued interest under the Convertible Notes may also be converted at any time at the option of each note holder into Class A common stock at a price equal to the price per share determined by dividing $50 million by the total number of outstanding shares of Class A common stock and Class B common stock. In the event neither this offering nor any other liquidity event is consummated within twelve months of the issue date of the Convertible Notes, the Company may elect either to (a) repay the Convertible Notes in whole or in part (subject to the conversion rights of the note holders), or (b) if the Company does not repay the Convertible Notes, the unpaid principal amount of the Convertible Notes will automatically increase to 110% of the outstanding principal amount. The Company may also elect to prepay the Convertible Note at any time after March 31, 2022 upon 20 business days’ prior written notice to the note holders.

Class B Common Stock Exchange Offer

On March 15, 2022, the Company made an offer to all holders of Class B common stock (other than certain executives), to exchange all or a portion of their shares of Class B common stock for shares of Class A common stock on a one-for-one basis (the “Exchange Offer”). Pursuant to the Exchange Offer, an aggregate of 4,611,767 shares of Class B common stock was exchanged for 4,611,767 shares of Class A common stock.

Equity grants

Since the end of the fiscal year ended November 30, 2021, the Company has issued in the ordinary course of business 133,334 warrants to purchase shares of Class A common stock, and 750,000 options under the Plan to purchase shares of Class A common stock to recently hired team members.

F-17

                 Shares

Class A Common Stock

__________________________

Prospectus

__________________________

Boustead Securities, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The Nasdaq Capital Market listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Capital Market listing fee		*
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees		*
Total	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers

Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. Our bylaws also authorize the directors to cause the company to purchase and maintain directors’ and officers’ liability insurance providing indemnification for our directors, officers, employees and agents for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and officers.

The indemnification and advancement provisions included in our bylaws may discourage shareholders from bringing a lawsuit against our directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

Item 15. Recent Sales of Unregistered Securities

Between January 8, 2022 and February 28, 2022, we entered into, issued, and sold convertible promissory notes to certain investors for the principal amount of $1.755 million (the “Convertible Notes”). The Convertible Notes have an annual interest rate of 6%, and mature after three years. Upon the closing of this offering, the outstanding principal and accrued interest under the Convertible Notes will automatically (and without any action on the part of the note holders) be converted into shares of our Class A common stock at a conversion price equal to 60% of the initial public offering price of our Class A common stock. The Convertible Notes will also automatically convert if, prior to the maturity date of such notes and prior to the closing of this offering, the Company undergoes a change of control, reverse merger, or merger with a SPAC, at a conversion price equal to 60% of the aggregate consideration in any such transaction, divided by the total number of outstanding shares of the acquiror resulting from such transaction. The outstanding principal and accrued interest under the Convertible Notes may also be converted at any time at the option of each note holder into our Class A common stock at a price equal to the price per share determined by dividing $50 million by the total number of outstanding shares of Class A common stock and Class B common stock. In the event neither this offering nor any other liquidity event is consummated within twelve months of the issue date of the Convertible Notes, we may elect either to (a) repay the Convertible Notes in whole or in part (subject to the conversion rights of the note holders), or (b) if we do not repay the Convertible Notes, the unpaid principal amount of the Convertible Notes will automatically increase to 110% of the outstanding principal amount. We may also elect to prepay the Convertible Note at any time after March 31, 2022 upon 20 business days’ prior written notice to the note holders. The securities were sold in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

Between March 2021 and October 2021, in our Series A equity round, we sold 5,914,500 shares of our Series A common stock of our pre-conversion Arizona corporation to certain investors in an unregistered private placement offering, at a price per share equal to $0.40 per share for the first tranche and $0.50 per share for the balance, for an aggregate purchase price of approximately $2.781 million. The securities were sold in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

Between March 2020 and February 2021 in our Step equity round, we sold 6,644,122 shares of our Series A common stock of our pre-conversion Arizona corporation to certain investors in an unregistered private placement offering, at a price per share equal to $0.30 per share, for an aggregate purchase price of approximately $1.988 million. The securities were sold in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

Between March 2019 and July 2019 in our Seed equity round, we sold 7,212,152 shares of our Series A common stock of our pre-conversion Arizona corporation to certain investors in an unregistered private placement offering, at a price per share equal to $0.25 per share, for an aggregate purchase price of approximately $1.803 million. The securities were sold in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

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Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Exhibit	Method of Filing

1.1	Form of Underwriting Agreement	To be filed by amendment

3.1	Certificate of incorporation of RVeloCITY, Inc., as currently in effect	To be filed by amendment

3.2	Bylaws of RVeloCITY, Inc., as currently in effect	To be filed by amendment

4.1	Form of Class A common stock Certificate	To be filed by amendment

5.1	Opinion of Snell & Wilmer L.L.P.	To be filed by amendment

10.1+	RVeloCITY, Inc. Amended and Restated Omnibus Incentive Compensation Plan	To be filed by amendment

10.2+	Amended and Restated Employment Agreement, dated November 30, 2021, between RVeloCITY, Inc. and Paul Kacir	To be filed by amendment

10.3+	Amended and Restated Employment Agreement, dated November 30, 2021, between RVeloCITY, Inc. and Bryan Kleinlein	To be filed by amendment

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10.4	Amended and Restated Equity Incentive Plan	To be filed by amendment

10.4	Form of Warrant Agreement	To be filed by amendment

21.1	Subsidiaries of the Registrant	To be filed by amendment

23.1	Consent of Semple, Marchal & Cooper, LLP, Independent Registered Public Accounting Firm	To be filed by amendment

23.4	Consent of Snell & Wilmer L.L.P.	Contained in Exhibit 5.1

24.1	Power of Attorney	See signature page

107	Filing Fee Table	To be filed by amendment

+ Indicates management contract or compensatory plan.

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona, on          , 2022.

RVeloCITY, Inc.

By:
Paul Kacir
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul Kacir and [_______], and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

By:		Chief Executive Officer and Chairman of the Board of Directors	, 2022
	Paul Kacir	(Principal Executive Officer)

By:		Chief Financial Officer	, 2022
	Bryan Kleinlein	(Principal Financial Officer and Principal Accounting Officer)

By:		Director and Secretary	, 2022
Gerald F. Hayden Jr.

By:		Director	, 2022
[Rick Wilcox ]

By:		Director	, 2022
[ ]

By:		Director	, 2022
Frederick W. Weidinger

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